As filed with the Securities and Exchange Commission on February 13, 2023

File No: 812-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In The Matter of

PUBLIC SECTOR PENSION INVESTMENT BOARD
PSP CAPITAL, INC.
1250 Réne-Lévesque Boulevard West, Suite 1400
Montréal, Québec H3B 5EP
Canada

THIRD AMENDED AND RESTATED
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING APPLICANTS FROM ALL PROVISIONS OF THAT ACT, INCLUDING FROM RULE 3a-5(b)(2), AND
PURSUANT  TO SECTION 12(d)(1)(J) GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THAT ACT

Written or oral communications regarding
this Application should be addressed to:

Carla G. Teodoro, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 212-839-5969 (phone) cteodoro@sidley.com	or	Mélanie Bernier Public Sector Pension Investment Board PSP Capital, Inc. 1250 Réne-Lévesque Boulevard West Suite 1400 Montréal, Québec H3B 5EP Canada 1-514-937-2772 (phone)

This document consists of 108 pages

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

THIRD AMENDED AND RESTATED
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 EXEMPTING FOLLOWING ENTITIES FROM ALL PROVISIONS OF THAT ACT, INCLUDING FROM RULE 3a-5(b)(2), AND PURSUANT TO SECTION 12(d)(1)(J) GRANTING AN EXEMPTION
FROM SECTIONS 12(d)(1)(A) AND (B) OF THAT ACT.

In the matter of application of

PUBLIC SECTOR PENSION INVESTMENT BOARD
PSP CAPITAL, INC.
and the subsidiaries listed on Exhibit A

I.	Executive Summary

Public Sector Pension Investment Board (“PSPIB”), a Canadian Crown corporation, PSP Capital, Inc. (“PSP Capital”), and each other applicant named on Exhibit A hereto (each, an “Applicant” and together, the “Applicants”),1 hereby request an order (the “Order”) of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting each Applicant from all provisions of the 1940 Act, and the rules and regulations thereunder, including from Rule 3a-5(b)(2), and pursuant to Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

[1]
In addition to the foregoing list of Applicants, references in this Application to “Applicant” include subsidiaries of PSPIB that may be formed in the future (“Future Applicants”).  Future Applicants consist of: (i) entities formed to similarly invest amounts held on behalf of the Plans, and which entities would require relief from the 1940 Act on the same basis, and from the same provisions, that PSPIB requires relief from the 1940 Act (“Future Investing Applicants”); and (ii) entities formed to serve as finance subsidiaries in a similar capacity as PSP Capital, and which entities would require relief from the 1940 Act, including from Rule 3a-5(b)(2), on the same basis as PSP Capital (“Future Finance Subsidiary Applicants”).  Further, where the context requires, references in this Application to “Applicant” and the relief that Applicant is seeking hereunder include references to PSPIB and each other Applicant.  Other than the other classes of entities that may seek to rely on the relief granted pursuant to Section 12(d)(1)(J) (as described herein), PSPIB, PSP Capital, and the other Applicants listed on Exhibit A are the only entities that presently intend to rely on the requested order.  Any PSPIB subsidiary that is formed in the future and relies on the requested order will comply with the terms and conditions of this Application (including the applicable conditions enumerated in Section IV “Conditions” of this Application).

PSPIB was established to manage the amounts transferred to it by the government of Canada (the “Canadian Government”) equal to the net contributions since April 1, 2000 for the pension plans (the “Plans”) of the Canadian Forces, the Public Service, the Royal Canadian Mounted Police (the “RCMP”) and, since March 1, 2007, the Reserve Force, in the best interests of the contributors and beneficiaries of such Plans.  Such amounts transferred to PSPIB are invested by PSPIB and other Applicants with a view of achieving a maximum rate of return, without undue risk of loss, having regard to the funding, policies, and requirements of the Plans, and the ability of those Plans to meet their financial obligations.  Pursuant to the Superannuation Acts (as defined below), the legislation governing the Plans, His Majesty In Right of Canada2 (the “Crown”) may at any time call upon the net assets managed by PSPIB for amounts required for the purpose of paying benefits under a Plan or for the purpose of reducing any non-permitted surplus of such Plan.

PSP Capital, a wholly-owned finance subsidiary of PSPIB organized under the laws of Canada, issues both commercial paper and medium-term notes to qualified investors in Canada, and in jurisdictions other than Canada (excluding the United States) under a Canadian commercial paper program and a Canadian medium-term note program.  PSP Capital also issues commercial paper to investors in the United States under a U.S. commercial paper program.  PSP Capital has issued nine series of notes unconditionally guaranteed by PSPIB to “qualified institutional buyers” that are “qualified purchasers” as such terms are defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to certain institutional investors outside the United States pursuant to and in accordance with Regulation S under the Securities Act under a global medium-term note program established in June 2021 (the “GMTN”) in reliance on Section 3(c)(7) of the 1940 Act.  None of PSPIB, PSP Capital, or any other Applicant is authorized to act as a “bank” (as defined in the 1940 Act) and, as such, does not accept deposits and/or any demand deposits from the public.

Each Applicant that manages Investments (as defined below) invests the amounts transferred to it (and investment income thereon) in, among other things: (i) capital markets; (ii) real estate; (iii) private equity; (iv) infrastructure; (v) natural resources; (vi) credit investments (both debt offerings and loans to third-party borrowers); and (vii) fixed income.  The foregoing investments (the “Investments”) are held either directly by PSPIB or indirectly through one or more wholly-owned subsidiaries, 3 including certain other Applicants.  Certain of the Investments could be considered “investment securities” as defined in the 1940 Act and any Applicant over 40% of whose assets consist of such “investment securities” might be viewed as an “investment company” under Section 3(a)(1)(C) of the 1940 Act.  Applicants therefore submit this Application to prevent uncertainty as to their status under the 1940 Act.

[2]
The Superannuation Acts makes references to Her Majesty in right of Canada. On September 8, 2022, following the passing of Queen Elizabeth II, King Charles III acceded to the throne and became Sovereign of Canada.

[3]
Except for those subsidiaries whose primary purpose is to finance the operations of Applicant (such as PSP Capital), all of the wholly-owned subsidiaries of Applicant that are named as Applicants hereunder (i) were created to hold Investments, including Investments that are not “securities” within the meaning of the 1940 Act, or (ii) are operating entities that house employees and other operations, or provide advisory services.  There also are certain existing non-Applicant subsidiaries that are not seeking to rely on the proposed relief to be granted under the Order.  Such non-Applicant subsidiaries include those that (i) hold Investments, including Investments that are not “securities” within the meaning of the 1940 Act, (ii) are operating entities that house employees and other operations, or provide advisory services, or (iii) are dormant.

Applicants submit that, for this reason, and because granting the exemptive relief requested in this application (the “Application”) is appropriate in the public interest and consistent with the protection of investors, Applicants hereby respectfully request an order for exemption under Section 6(c) of the 1940 Act.

Certain Applicants currently rely on the exclusion provided by Section 3(c)(7) of the 1940 Act, and are therefore deemed under Section 3(c)(7)(D) to be investment companies for purposes of the limitations set forth in subparagraphs (A)(i) and (B)(i) of Section 12(d)(1).  If the Commission grants the relief requested in this Application, such Applicants will no longer be subject to such limitations.  Applicants therefore request, pursuant to Section 12(d)(1)(J), that any registered open-end investment company (the “acquired company”), any principal underwriter therefor, or any broker or dealer that sells or otherwise disposes of any security issued by the acquired company to an Applicant, be permitted to sell or otherwise dispose of any security issued by the acquired company to Applicant notwithstanding the prohibitions thereon in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act; provided, that such entities comply with the applicable terms and conditions of the Order.

Further, while an Order issued under Section 6(c) would exempt Applicants from all provisions under the 1940 Act, in the absence of specific relief from Rule 3a-5, such an Order would not expressly permit PSPIB to be treated as a “parent company” within the meaning of Rule 3a-5.  PSPIB, PSP Capital and any Future Finance Subsidiary Applicant therefore requests specific relief from Rule 3a-5(b)(2) so that PSPIB may be treated as a “parent company” for purposes of Rule 3a-5, notwithstanding reliance on the requested Order.  This relief would permit PSP Capital and any such Future Finance Subsidiary Applicant to invest in, or make loans to, PSPIB within the meaning of the Rule.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.

II.	Legal Status of PSPIB

A.	Pension Plan Investment Manager Established by the Crown

(1)  Background and Mandate

PSPIB is a Canadian Crown corporation that was established under the Public Sector Pension Investment Board Act (the “PSPIB Act”), which is an Act of Parliament that received royal assent in 1999.  PSPIB was established under the PSPIB Act to manage the amounts transferred to it by the Canadian Government equal to the net contributions since April 1, 2000 for the Plans of the Canadian Forces, the Public Service, the RCMP and, since March 1, 2007, the Reserve Force in the best interests of the contributors and beneficiaries of such Plans (the “Mandate”); such amounts transferred to PSPIB are invested by PSPIB and, in turn, certain other Applicants,4 with a view of achieving a maximum rate of return, without undue risk of loss, having regard to the funding, policies, and requirements of the Plans, and the ability of those Plans to meet their financial obligations.  In accordance with the PSPIB Act, the costs associated with the operation of the Board are paid out of the respective funds established for the Plans (the “Funds”).  The President of the Treasury Board of Canada (the “Treasury Board”) determines from which Funds the costs are paid, but no amount is taken out of the relevant Funds without consulting the respective responsible Ministers.

[4]
With the exception of PSP Capital and any Future Finance Subsidiary Applicants, all Applicants (including Future Investing Applicants) (i) were created to hold Investments, including Investments that are not “securities” within the meaning of the 1940 Act, or (ii) are operating entities that house employees and other operations, or provide advisory services.  There also are certain existing non-Applicant subsidiaries that are not seeking to rely on the proposed relief to be granted under the Order.  Such non-Applicant subsidiaries (i) hold Investments, including Investments that are not “securities” within the meaning of the 1940 Act, (ii) are operating entities that house employees and other operations, or provide advisory services, or (iii) are dormant.

Pursuant to the Public Service Superannuation Act (the “Public Service Superannuation Act”) that governs the Funds with respect to the Public Service Plan, the Canadian Forces Superannuation Act (the “Canadian Forces Superannuation Act”) that governs the Funds with respect to the Canadian Armed Forces and Reserve Forces Plans, and the Royal Canadian Mounted Police Superannuation Act (the “RCMP Superannuation Act” and, together with the Public Service Superannuation Act and the Canadian Forces Superannuation Act, the “Superannuation Acts”) that govern the Funds with respect to the RCMP Plan, the Crown may at any time call upon the net assets managed by PSPIB for amounts required for the purpose of paying benefits under a Plan.

The Public Sector Pension Investment Board Regulations (the “Regulations”) are regulations made under the PSPIB Act that set forth specific investment restrictions and other regulations governing the day-to-day activities of PSPIB and, in certain circumstances, the other Applicants.  In addition, the Regulations govern the form and content of PSPIB’s Annual Report.

The Regulations are approved by the Governor in Council on the recommendation of the President of the Treasury Board.  The Treasury Board is responsible for accountability and ethics, financial, personnel, and administrative management, comptrollership, approving regulations and most Orders-in-Council.  The governor in Council, or governor-general of Canada, is the federal representative of the Crown; the Governor in Council enacts regulations through Cabinet representatives and committees of the Cabinet.  The President of the Treasury Board is a ministerial position in the Canadian Cabinet.  The formal role of the President is to chair the Treasury Board.  The President of the Treasury Board carries out the responsibility for the management of the government by translating the policies and programs approved by Cabinet into operational reality and by providing departments with the resources and the administrative environment they need to do their work.  The Treasury Board has an administrative arm, the Treasury Board Secretariat.

The Board of Directors of PSPIB (the “Board of Directors” or the “Board”) approves, and annually reviews, the Statement of Investment Policies, Standards, and Procedures (the “SIPP”), which is required pursuant to the Regulations and which governs Applicant’s allocation of assets.  The SIPP also addresses matters, such as categories of investments and loans, risk management and diversification, liquidity of investments, pledging of assets, permitted borrowings and leverage, securities lending and borrowing, valuation of investments, and proxy voting and responsible investment.  The Board manages or supervises the management of the business and affairs of PSPIB subject to the PSPIB Act.

Pursuant to the PSPIB Act, PSPIB is responsible for managing amounts that are transferred to it in the best interests of the contributors and beneficiaries of the Plans and the amounts are to be invested with a view to achieving a maximum rate of return without undue risk of loss, having regard to the funding, policies, and requirements of the Plans and their ability to meet their financial obligations.

(2)  Crown Ownership

The capital of PSPIB consists of 10 shares that are issued to the President of the Treasury Board to be held on behalf of the Crown.5  No other person holds any equity securities of PSPIB.

(3)  Operations

PSPIB conducts its activities directly and indirectly through direct or indirect wholly-owned subsidiaries (each, a “Subsidiary”).  The Subsidiaries are primarily organized as corporations under the laws of Canada.  Some of PSPIB’s Subsidiaries are incorporated under laws of the United States, specifically the laws of the State of Delaware (with respect to (i) Subsidiaries that hold Investments and (ii) Subsidiaries that do not hold Investments and perform other activities such as personnel management).  In addition, PSPIB has various Subsidiaries that are formed or incorporated in other jurisdictions globally, such as the United Kingdom or and the Special Administrative Region of Hong Kong.  Third-party investment managers or investment advisers serve as investment managers/advisers to certain Subsidiaries.  In addition, the Subsidiaries may have other third-party service providers such as external legal and tax advisors, accountants, custodians who maintain custody of such Subsidiary’s assets, and brokers who effect transactions for such Subsidiary’s account.  PSP Capital in particular may also retain, as third-party service providers, banks and broker dealers who may serve as agents for the notes, as well as listing agents, fiscal agent, paying agent, exchange agent, depositaries, and agents for service of process.  Each of the Applicants named in Exhibit A is a Subsidiary of PSPIB.  Most Subsidiaries6 are organized primarily to invest in and hold particular types of assets.  Each Applicant invests the amounts transferred to it (and investment income thereon) in, among other things: (i) capital markets; (ii) real estate; (iii) private equity; (iv) infrastructure; (v) natural resources; (vi) credit investments; and (vii) fixed income.  Each Applicant is subject to limits and controls as to the Investments that it can make by the Regulations and the SIPP.  To avoid undue influence, each Applicant’s Investments and financing are made independently from the Canadian Government (and, in that regard, PSPIB and each other Applicant operates at arm’s length from the Canadian Government and is not an agent of the Crown).

[5]	By statute, these shares of PSPIB are non-transferable, carry no right to vote, and carry no right to receive dividends.

[6]
Except for (i) subsidiaries whose primary purpose is to finance the operations of Applicant (such as PSP Capital), (ii) subsidiaries which are operating entities that house employees and other operations, or provide advisory services, or (iii) are dormant.

PSPIB and/or the relevant Subsidiary manage many Investments directly.  In certain circumstances, PSPIB, including the relevant Subsidiary, hires a third-party manager to manage a particular Investment or Investments, provided that such third-party manager remains accountable to PSPIB or such relevant Subsidiary with respect to its management of the relevant Investment.

PSP Capital is a company incorporated under the Canada Business Corporations Act whose primary purpose is to finance the business operations of PSPIB and/or companies controlled by PSPIB.  In particular, PSP Capital provides PSPIB with outside financing to assist with its management of the Investments.  As described above, PSPIB, through PSP Capital, issues both commercial paper and medium-term notes to qualified investors in Canada, and in jurisdictions other than Canada (excluding the United States) under a Canadian commercial paper program, a Canadian medium-term note program, and to “qualified institutional buyers” that are “qualified purchasers” as such terms are defined in Rule 144A under the Securities Act and Section 2(a)(51)(A) of the 1940 Act and to certain institutional investors outside the United States pursuant to and in accordance with Regulation S under the Securities Act under the GMTN.  PSP Capital issues commercial paper to investors in the United States under a U.S. commercial paper program.  The commercial paper issued in the United States has a maturity of 397 days or less.  The proceeds are remitted to PSPIB to be used in furtherance of the purposes of PSPIB.

Debt securities issued by PSP Capital under the GMTN rank pari passu among themselves and with all other unsecured and unsubordinated indebtedness for borrowed money of PSP Capital, subject to applicable law, and will be unconditionally guaranteed by PSPIB.

PSP Capital or another Future Finance Subsidiary Applicant may issue in the future, unsecured, unsubordinated debt securities (“Debt Securities”).  To the extent that PSP Capital or any other Future Finance Subsidiary Applicant issues Debt Securities to the public in the United States, PSPIB will unconditionally guarantee (“Guarantee”) such Debt Securities.  Any such Guarantee will be an unsecured and unsubordinated obligation of PSPIB and rank senior to amounts that become due from PSPIB to the Plans and pari passu with all other unsecured and unsubordinated indebtedness for borrowed money of PSPIB, subject to applicable law.  Under the terms of the offerings of the Debt Securities, PSP Capital or another Future Finance Subsidiary Applicant would be required to make payments on the Debt Securities (1) at the stated maturity, and/or (2) by declaration of acceleration, call for redemption or otherwise.  PSPIB would make “the due and punctual payment of the principal of and any premium and interest” on the Debt Securities to the extent that PSP Capital or such other Future Finance Subsidiary Applicant does not do so.  There are no other conditions or limitations on the requirement that PSPIB honor such Guarantee.

Each such offering and sale would provide PSPIB with an alternate source of funding to supplement its borrowing in Canadian and non-U.S. international capital markets.  It is currently envisaged that PSP Capital or any such other Future Finance Subsidiary Applicant would use the net proceeds from any offering and sale of Debt Securities to make loans to PSPIB.  PSPIB would generally use such loan proceeds to finance PSPIB’s business operations, including for general corporate business purposes.

B.	The Role of the Canadian Government

(1)  Appointment and Function of PSPIB’s Board of Directors

PSPIB’s governance framework is outlined in the PSPIB Act, and includes PSPIB’s mandate, the responsibilities of its Board, and its reporting obligations to the Canadian Government and to pension plan contributors and beneficiaries.

In accordance with the PSPIB Act, PSPIB’s operations and activities are overseen by a Board of Directors, which is currently composed of 10 members, including the Chair.  Pursuant to the PSPIB Act, each Director is formally appointed by the Governor in Council upon recommendation of the President of the Treasury Board following a process run by an external nominating committee (the “External Nominating Committee”) established by the President of the Treasury Board.  Pursuant to the PSPIB Act, the External Nominating Committee consist of eight members appointed as follows: (a) an independent chairperson appointed by the President of the Treasury Board after consulting with the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness, (b) two members appointed by the President of the Treasury Board, after recommendations from the advisory committee under the Public Service Superannuation Act, (c) one member appointed by the President of the Treasury Board who is in receipt of a pension under any of the Superannuation Acts, (d) two members appointed by the Minister of National Defence after recommendations from the advisory committee under the Canadian Forces Superannuation Act, and (e) two members appointed by the Minister of Public Safety and Emergency Preparedness after recommendations from the advisory committee under the RCMP Superannuation Act.

Currently, candidates for directorship are chosen from a list of Canadian residents proposed by an External Nominating Committee, and are appointed for terms not exceeding four years (subject to reappointment).  No Canadian Government employees, members of the Senate or House of Commons of Canada, or members of a provincial legislature may serve on PSPIB’s Board of Directors.

The External Nominating Committee operates separately from the President of the Treasury Board and the Treasury Board of Canada Secretariat.  The appointment process is designed to ensure that the Board has a full contingent of high-caliber directors with proven financial ability and relevant work experience.  The Governor in Council may only remove or dismiss a director for cause.

The Board of Directors perform three vital functions:

•	Decision-making: The PSPIB Act provides for a number of decisions that cannot be delegated to management; where appropriate, the Board makes such decisions with advice from management;

•	Oversight: Supervising the management and overseeing risks of PSPIB; and

•	Insight: Advising management on matters, such as markets, strategy, stakeholder relations, human resources, and risks.

The Board’s specific responsibilities include:

•	Determining the organization’s strategic direction in collaboration with senior management;

•	Electing and appointing the President and CEO and annually reviewing his or her performance;

•	Reviewing and approving the SIPP on an annual basis;

•	Approving a Risk Appetite Statement and ensuring that effective enterprise, investment, and operations risk management policies are in place;

•	Approving benchmarks for performance management and incentive compensation purposes;

•	Establishing and monitoring compliance with code of conduct for directors and employees;

•	Setting the compensation policy for employees;

•	Approving human resources and compensation policies, and establishing appropriate performance evaluation processes for Board members, the President and CEO, and other senior management members;

•	Approving quarterly and annual financial statements for PSPIB.

Terms of reference for the Board, its committees, and the Board and committee chairs are approved by the Board and are regularly reviewed.

The Board fulfills its obligations directly and through four standing committees:

•	Investment and Risk Committee: Oversees Applicant’s investment and risk function;

•	Audit Committee: Reviews financial statements and the adequacy and effectiveness of internal control systems, and oversees the internal audit function;

•
Governance Committee: Monitors the effectiveness of the Board, reviews related policies, and oversees responsible investment and compliance matters, including the application of the Code of Conduct of PSPIB;

•
Human Resources and Compensation Committee: Ensures policies and procedures are in place to manage the human resources function efficiently and effectively, and to offer all employees fair and competitive compensation aligned with performance and risk targets.

PSPIB reports to the Ministers7 responsible for the Plans through its quarterly financial statements and annual report.  The annual report must be made available to contributors of the Plans and is tabled in each House of Parliament (Commons and Senate) by the President of the Treasury Board, although PSPIB is not required to table its operating and capital budgets in Parliament.

The President and CEO of PSPIB, and the Chair of the Board, are required to meet once a year with advisory committees8 appointed to oversee the Plans and PSPIB is required to hold an annual public meeting.  In the execution of its statutory Mandate, PSPIB also communicates on an ongoing basis with the Chief Actuary (part of an independent unit of the Office of the Superintendent of the Financial Institutions Canada), the Treasury Board Secretariat, and other Canadian Government officials.  Currently, the Auditor General of Canada and Deloitte LLP serve as PSPIB’s joint external auditors.  A special examination is required to be conducted at least once every 10 years.

III.	U.S. and Global Issuances of Debt Securities

As described above, PSPIB has in the past offered and sold in the United States Debt Securities under a commercial paper program and the GMTN from time to time through PSP Capital.  Such prior offerings and sales have been made by PSP Capital in reliance on Section 3(c)(7) of the 1940 Act and have required that PSP Capital implement certain market convention procedures to facilitate its ability to rely on Section 3(c)(7).9  In June 2021, PSP Capital established the GMTN and has completed nine offerings relying on Section 3(c)(7).  PSP Capital will only issue in the future securities in reliance on Section 3(c)(7) to the extent that the relief sought in the Application is not granted, or has not yet been granted by the time that a future issuance is commenced (including the commencement of drafting of offering materials and preparation of offering procedures related thereto).

[7]
The Minister of National Defence is responsible for the Plans of the Canadian Forces and the Reserve Force.  The Minister of Public Safety and Emergency Preparedness is responsible for the RCMP Plan.  The President of the Treasury Board is responsible for the Public Service Plan.

[8]
An advisory committee is appointed by each of the RCMP Plan, the Public Service Plan, and the Canadian Forces and Reserve Forces Plans (three in total) to oversee, among other things, governance and operational matters related to the relevant Plan.

[9]
Such market convention procedures were developed in several journal articles by law firm members of an industry bar association group, beginning with “DTC Deposit of Rule 144A Securities Issued by Structured Finance and Certain Foreign Issuers Relying on Section 3(c)(7) of the Investment Company Act,” The Investment Lawyer, June 1999.  Such procedures are intended to satisfy the requirement that a 3(c)(7) issuer have a reasonable belief that each investor that is a U.S. person or located in the United States that acquires such issuer’s securities in book-entry offerings or in the secondary market is a qualified purchaser.  Among other things, with variations depending on the nature of a particular offering, these procedures require specific legends and disclosure regarding the issuer’s 3(c)(7) status, minimum denominations of purchases, issuer and underwriter representations regarding the issuer’s 3(c)(7) status and the nature of sales to investors, and specific 3(c)(7)-related notifications to be included on Bloomberg and similar information sources.

PSP Capital seeks to rely on Rule 3a-5 of the 1940 Act with respect to its future offering of Debt Securities and, in turn, its loans of the proceeds of such offerings to PSPIB.  However, notwithstanding the issuance of an Order, PSPIB and PSP Capital still would need specific relief from Rule 3a-5(b)(2), as a 6(c) Order would not expressly permit PSPIB to be treated as a “parent company” within the meaning of the provision above.

Under Rule 3a-5(b)(2), a “parent company” means, in relevant part, “any corporation, partnership or joint venture…that is not considered an investment company under section 3(a) or that is excepted or exempted by order from the definition of investment company by section 3(b) or by the rules or regulations under section 3(a).”  An Order issued under Section 6(c) would exempt PSPIB from all of the provisions of the 1940 Act.  However, absent the relief requested hereunder, such an Order would not explicitly state that PSPIB would “not [be] considered an investment company under Section 3(a)” nor would such an Order except or exempt PSPIB from the definition of investment company by section 3(b) or by the rules or regulations under section 3(a), as required under Rule 3a-5(b)(2).  PSPIB would, therefore, not fall expressly within the definition of a “parent company” under Rule 3a-5(b)(2), which Applicants submit is necessary for PSP Capital and Future Finance Subsidiary Applicants to rely on Rule 3a-5.  PSPIB, PSP Capital and Future Finance Subsidiary Applicants request specific relief from Rule 3a-5(b)(2) to provide such Applicants with the required legal and regulatory comfort to treat PSPIB as a “parent company,” for purposes of Rule 3a-5.

PSPIB and PSP Capital otherwise would satisfy the requirements of Rule 3a-5 subject to relief from Rule 3a-5(b)(2).  With respect to Rule 3a-5(a)(1) through Rule 3a-5(a)(4), as currently in effect:

•
Any Debt Securities of PSP Capital issued to or held by the public will be unconditionally Guaranteed by PSPIB as to the payment of principal, interest, and premium, if any (except that the Guarantee may be subordinated in right of payment to other debt of PSPIB);

•
Any non-voting preferred stock of PSP Capital issued to or held by the public will be unconditionally Guaranteed by PSPIB as to payment of dividends, payment of the liquidation preference in the event of liquidation, and payments to be made under a sinking fund, if a sinking fund is to be provided (except that the Guarantee may be subordinated in right of payment to other debt of PSPIB);

•
PSPIB’s Guarantee will provide that in the event of a default in payment of principal, interest, premium, dividends, liquidation preference or payments made under a sinking fund on any Debt Securities, or non-voting preferred stock issued by PSP Capital, the holders of those securities may institute legal proceedings directly against PSPIB to enforce the guarantee without first proceeding against PSP Capital; and

•
Any securities issued by PSP Capital which are convertible or exchangeable are convertible or exchangeable only for securities issued by PSPIB or for Debt Securities or non-voting preferred stock issued by PSP Capital meeting the applicable requirements of Rule 3a-5(a)(1) through (a)(3).

With respect to Rule 3a-5(a)(5) and Rule 3a-5(a)(6), PSP Capital lends all of the net proceeds from the issuances of the Debt Securities directly to PSPIB, typically by the day that such net proceeds are received by PSP Capital.  Such amounts are used by PSPIB for general business purposes, including repaying existing indebtedness.  Further, PSP Capital does not own, and will not own, any assets other than “cash equivalents” (defined as (i) cash; (ii) demand deposits with banks; and (iii) shares of U.S. “money market” mutual funds, to the extent held to meet its short term need for cash), and intercompany receivables relating to its loans of the proceeds of the issuances of the Debt Securities to PSPIB.  Accordingly, PSPIB represents that:

•
PSP Capital will invest in or loan to PSPIB at least 85% of any cash or cash equivalents raised by PSP Capital through an offering of its Debt Securities or non-voting preferred stock or through other borrowings as soon as practicable, but in no event later than six months after PSP Capital’s receipt of such cash or cash equivalents; and

•
PSP Capital will not invest in, reinvest in, own, hold, or trade in securities other than Government securities (as defined in the 1940 Act), and securities of PSPIB or debt securities (including repurchase agreements) which are exempted from the provisions of the Securities Act by Section 3(a)(3) of the 1940 Act.

PSPIB in its capacity as the “parent company,” and PSP Capital, in its capacity as the primary “finance subsidiary,” each would seek to rely on the proposed relief from Rule 3a-5 granted under the Order.  In addition, Future Finance Subsidiary Applicants (i.e., any subsidiaries of PSPIB that are formed to function as a finance subsidiary similar to PSP Capital) would seek to rely on such proposed relief from Rule 3a-5.  Each such entity would make the same representations made by PSP Capital in this Application, and agree to be subject to the same conditions imposed on PSP Capital herein.

IV.	Conditions

Applicants agree that the order of the Commission granting the requested relief shall be subject to the condition that, in connection with any offering of Debt Securities by PSP Capital in the United States:

1.
PSPIB and PSP Capital will appoint an agent in the United States to accept service of process in any suit, action, or proceeding instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York;

2.
PSPIB and PSP Capital will expressly submit to the jurisdiction of the New York State and United States Federal courts sitting in the Borough of Manhattan, The City of New York, New York with respect to any such suit, action, or proceeding;

3.	Such appointment of an agent to accept service of process and such consent to jurisdiction shall be irrevocable until all amounts due and to become due in respect thereof have been paid;

4.
No such submission to jurisdiction or appointment of agent for service of process will affect the right of a holder of any such security to bring suit in any court which shall have jurisdiction over PSPIB and/or PSP Capital by virtue of the offer and sale of such securities or otherwise;

5.	With respect to any transactions that would otherwise be prohibited by Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (i.e., investments in registered investment companies):

a.
Each Applicant and any issuer that is not an Applicant but that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is a subsidiary of PSPIB (each, a “3(c)(1)/3(c)(7) Entity”) will not control (individually or in the aggregate) an acquired registered investment company within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of an acquired registered investment company, each Applicant and each 3(c)(1)/3(c)(7) Entity, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the acquired registered investment company, each Applicant and each 3(c)(1)/3(c)(7) Entity will vote its shares of the acquired registered investment company in the same proportion as the vote of all other holders of the acquired registered investment company’s shares.

b.
PSPIB will not cause any existing or potential investment in an acquired registered investment company to influence the terms of any services or transactions between PSPIB and the acquired registered investment company or its investment adviser, promoter, sponsor, principal underwriter, and any person controlling, controlled by, or under common control with any of those entities.

c.
PSPIB will not cause an acquired registered investment company to purchase a security from any underwriting or selling syndicate in which a principal underwriter is an officer, director, member of an advisory board, investment adviser, employee or sponsor of PSPIB, or a person of which any such officer, director, member of an advisory board, investment adviser, employee, or sponsor is an affiliated person.

6.
PSPIB (with respect to PSPIB’s issuance of any Guarantee of the Debt Securities), PSP Capital, and any other Subsidiary acting as finance subsidiary will comply with all provisions of Rule 3a-5 under the 1940 Act, except that PSP Capital and any such other Subsidiary will be permitted to treat PSPIB as a “parent company” notwithstanding the definition of “parent company” in Rule 3a-5(b)(2), if PSPIB is exempt from all of the provisions of the 1940 Act pursuant to an order issued by the Commission under Section 6(c) of the 1940 Act;

7.
PSPIB, PSP Capital and each Future Finance Subsidiary Applicant undertake to provide to any person to which it offers its Debt Securities in the United States disclosure documents that are at least as comprehensive in their description of PSPIB, PSP Capital and/or each Future Finance Subsidiary Applicant and its business as those which may be used by comparable U.S. issuers in similar U.S. offerings of such securities and that contain the latest available audited annual financial statements of PSPIB.[10]  PSPIB, PSP Capital and each Future Finance Subsidiary Applicant further undertake to ensure that any underwriter or dealer through whom it makes such offers will provide such disclosure documents to each person to whom such offers are made prior to any sale of securities to such offeree.  Such documents will be updated promptly to reflect any material change in PSPIB, PSP Capital and each Future Finance Subsidiary Applicant’s financial status and shall be at least as comprehensive as offering memoranda customarily used in similar offerings in the United States.  Any offering of PSPIB’s, PSP Capital’s and each Future Finance Subsidiary Applicant’s securities in the United States shall comply with applicable U.S. securities and anti-fraud laws and regulations; and

8.
Each Applicant shall rely upon the Order so long as (i) its activities conform in all material respects to the activities described in this Application and (ii) PSPIB continues to be a Canadian Crown corporation, and the operations of PSPIB continue to be supervised by the Board of Directors and continue to be subject to the PSPIB Act and Regulations, as described in this Application.

V.	Applicable Law and Legal Analysis

A.	Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as an issuer which

...is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(2) provides that “investment securities” include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).  PSPIB includes as assets on its public financial statements all Investments made with such amounts transferred to it by the Crown, investment income thereon, and funds from the Applicant’s securities issuances.  As of December 31, 2022, approximately 99.9% of the assets included on PSPIB’s public financial statements consist of Investments, or investments in its wholly-owned subsidiaries, and substantially all of the assets of its investment Subsidiaries consist of Investments.  Most of the Investments held by PSPIB and certain of the Investments held by the remaining Applicants would generally be considered as “investment securities” within the meaning of the 1940 Act.  Therefore, while Applicants do not necessarily believe such financial reporting should be determinative of its status, PSPIB and other Applicants named herein may be deemed to be an “investment company” under Section 3(a)(1)(C) of the 1940 Act.

[10]
Under applicable regulations, not all Applicants are required to produce audited financial statements.  PSPIB is required to produce audited financial statements, but PSP Capital is not required to produce audited financial statements.  Examples of Subsidiaries with audited financial statements are operating entities.

B.	Section 6(c) Relief Requested

Section 6(c) of the 1940 Act empowers the Commission to grant an exemption from the provisions of the 1940 Act if and to the extent that such exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

In order to ensure that PSPIB will be entitled, without registration under the 1940 Act, to issue and sell its Debt Securities in the United States in the manner contemplated, Applicants are seeking an exemption pursuant to Section 6(c) thereof.  As will be discussed below, Applicants believe that the issuance of an Order pursuant to Section 6(c) exempting them from all applications of the 1940 Act with respect to the activities in the United States detailed in this Application is necessary or appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

(1)  Necessary or Appropriate in the Public Interest.

Each Applicant submits that granting an order on this Application is necessary or appropriate in the public interest.  It will expand the United States market for PSPIB’s Debt Securities and thus further the policy of the United States to encourage the free flow of capital.  If each Applicant were deemed to be an “investment company” and were denied the exemption requested, it would as a practical matter be required to continue to rely on Section 3(c)(7) of the 1940 Act, which reliance is often restrictive and cumbersome, including as to a debtholder’s ability to freely transfer such securities.11

That an exemption is necessary and appropriate in the public interest is also supported by the fact that U.S. investors hold significant investments in foreign issuers’ securities, including debt securities, chiefly to achieve greater diversification than would be available in a portfolio consisting solely of U.S. securities.  In particular, U.S. investors have shown strong interest in previous debt offerings by Canadian issuers.  An exemption would expand the U.S. market for PSPIB’s securities and thus further the policy of the United States to encourage the free flow of capital among nations.

[11]
Even if the theoretical option of registration pursuant to Section 7(d) of the 1940 Act were practically available to Applicants, they could not comply with a number of other substantive provisions of the 1940 Act which would fundamentally conflict with their operations.

(2)  Consistent with the Protection of Investors.

Applicants submit that approval of this Application is consistent with the protection of investors.  PSPIB is a Crown corporation, and all the paid-in share capital of PSPIB is held indirectly by the Crown through the President of the Treasury Board.  PSPIB manages the amounts transferred to it by the Canadian Government equal to the net contributions since April 1, 2000 for the Plans of the Canadian Forces, the Public Service, the RCMP and, since March 1, 2007, the Reserve Force.  Pursuant to the Superannuation Acts, the Crown may at any time call upon the net assets managed by PSPIB for amounts required for the purpose of paying benefits under a Plan or for the purpose of reducing any non-permitted surplus of such Plan.  PSPIB reports to the Ministers responsible for the Plans through its quarterly financial statements and annual report.  The annual report must be made available to contributors of the Plans and is tabled in each House of Parliament (Commons and Senate) by the President of the Treasury Board, although PSPIB is not required to table its operating and capital budgets in Parliament.  PSPIB is required to meet once a year with advisory committees appointed to oversee the Plans and PSPIB is required to hold an annual public meeting.  In the execution of its statutory Mandate, PSPIB also communicates on an ongoing basis with the Chief Actuary (part of an independent unit of the Office of the Superintendent of the Financial Institutions Canada), the Treasury Board Secretariat, and other Canadian Government officials.  Given the relationship between the Crown and the Applicants, we respectfully submit that the protections afforded to investors by registration under the 1940 Act is not necessary in this distinct situation.  In that regard, the operations of Applicants are supervised by the Board of Directors and subject to the PSPIB Act and Regulations.  The Board of Directors has direct responsibility for monitoring PSPIB’s business and affairs subject to the PSPIB Act and Regulations.  Applicants submit that those features obviate the need for the “corporate democracy” provisions of the 1940 Act, including requirements as to affiliations of directors, in order to protect investors.  Those provisions of the 1940 Act derive principally from a recognition that the adviser to an investment company potentially has enormous power over the investment company’s affairs and, by reason of its position, faces conflicts of interest over such matters as the advisory fees to be charged and the other terms and conditions of its advisory contract with the investment company.  To provide balance and a means of relieving the potential conflicts of interest, the corporate democracy provisions of the 1940 Act were adopted.  Thus, the operation of a government-sponsored and owned entity, such as PSPIB, and the other Applicants do not raise the kinds of problems such provisions were intended to address.

PSPIB is a federal Canadian Crown corporation regulated by the PSPIB Act (including the Regulations and the SIPP), an Act of Parliament.  Applicants believe that the activities they perform and the regulations and controls put in place by the PSPIB Act provide operational and structural investor protection safeguards.

In addition to the extensive oversight and supervision by the Board of Directors and regulation by the PSPIB Act (including the Regulations and the SIPP), an Act of Parliament, purchasers of PSPIB’s securities will have the benefit of the protections of applicable United States securities laws.  Sales of any securities not exempt from the requirements of the Securities Act would be required to be registered thereunder.  In addition, the anti-fraud provisions of the Securities Exchange Act of 1934, as amended would apply to any offering of Debt Securities in the United States.

(3)  Consistency with the Purposes of the 1940 Act

Congress anticipated that the Commission would exempt, under Section 6(c), “persons not within the intent of the proposed legislation.”  S. Rep.  No. 1775, 76th Cong., 3rd Sess. 13 (1940).  The legislative history of the 1940 Act indicates that Congress did not specifically intend or even generally contemplate that the definition of “investment company” would encompass an institution such as Applicant.  For example, according to Senate Report No. 1775 (June 6, 1940) at page 2:

Investment trusts and investment companies are essentially institutions which provide a medium for public investment in common stocks and other securities.

According to House of Representatives Report No. 2639 (June 13, 1940) at page 5:

Investment trusts and investment companies are in essence institutions for the investment of the savings of small investors in securities, particularly the common stocks of industrial and other companies.

Each Applicant clearly is not such an institution.  Each Applicant represents that it is not, and has never held itself out to the public, or considered itself to be, an “investment company” as that term is defined in Section 3(a) of the 1940 Act.  No Applicant is or will be offered to the public as a medium for investment.  PSPIB is wholly owned by the Crown and was created by the Canadian Government to be a pension plan investment manager.  Any Applicant that makes Investments is subject to limits and controls as to the Investments that it can make by the Regulations and the SIPP, and through the extensive oversight and supervision of PSPIB by the Board of Directors.

Further, Applicants have no incentive to engage in, and the operations of Applicants do not lend themselves to, the abuses that the 1940 Act was designed to curb: (i) self-dealing; (ii) pyramiding of control; (iii) overreaching and layering of fees and expenses; (iv) complexity of capital structure; (v) inadequate disclosure to investors; (vi) lack of independent oversight over investment managers; (vii) conflicts of interest; (viii) misappropriation of funds; and (ix) disruptive sales practices.   Applicants submit that the protections from any of the foregoing abuses are not necessary in the present case.

The 1940 Act was designed to curb abuses arising from “self-dealing.”  This focus is evident in the legislative history of the 1940 Act, which describes the types of entities that were most susceptible to such “self-dealing” and, therefore, were intended to be subject to the requirements of the 1940 Act.  The Report of the Senate Committee on Banking and Currency on the 1940 Act, referring to the problems associated with the operation of investment companies that should be regulated by legislation, stated that self-dealing “…that is, transactions between officers, directors, and similar persons and the investment companies with which they are associated, presented opportunities for gross abuse by unscrupulous persons, through unloading of securities upon the companies, unfair purchases from the companies, the obtaining of unsecured or inadequately secured loans from the companies, etc.  The industry recognized that, even for the most conscientious managements, transactions between these affiliated persons and the investment companies present many difficulties.”   S. Rep.  No. 1775, 76th Cong., 3d Seas. 6 (1940).  The types of abuses that can arise due to “self-dealing” would not exist in the present case.  PSPIB’s Board of Directors supervises PSPIB’s governance, management, operations, and investment activities subject to the PSPIB Act, an Act of Parliament.  Similarly, the purpose of PSPIB is to manage assets transferred to it by the Crown in the best interests of the contributors and beneficiaries of the Plans and to invest its assets with a view to achieving a maximum rate of return, without undue risk of loss, having regard to the funding, policies, and requirements of the Plans, and the ability of those Plans to meet their financial obligations.  In that regard, PSPIB is not operated as a proprietary profit-making enterprise.

In addition to the abuses arising from “self-dealing,” the 1940 Act also was intended to curb abuses arising from “pyramiding of control,” overreaching and layering of fees and expenses, and complexity of capital structure.  Such abuses arise in the context of multi-tier investment company structures and the multiple layers of management and other fees that such structures create.  PSPIB and the other Applicants do not charge any management or other fees in connection with its operations, and its expenses and other budgetary matters are overseen by the Board of Directors.  Further, no distribution or other sales arrangements are employed.   As such, the types of abuses that can arise due to “pyramiding of control,” overreaching and layering of fees and expenses, complexity of capital structure, and disruptive sales practices, would not exist in the present case.

Lastly, the Ministers responsible for the Plans receive fulsome disclosure regarding Applicants and type of Investments through their direct access to PSPIB’s financial statements and other reporting.  Further, PSPIB is required to meet with advisory committees appointed to oversee the Plans and communicates on an ongoing basis with the Chief Actuary (part of an independent unit of the Office of the Superintendent of the Financial Institutions Canada), the Treasury Board Secretariat, and other Canadian Government officials.  PSPIB also is subject to the independent oversight of the Board of Directors and, in turn, the PSPIB Act, which oversight is designed to prevent the types of the abuses that the 1940 Act was designed to address, and ensure that the Funds are managed in the best interests of the contributors and beneficiaries of the Plans.  As discussed above, PSPIB is required to report to the Ministers responsible for the Plans through its quarterly financial statements and annual report, which includes information on PSPIB’s investment performance.  There are, therefore, no concerns with any inadequacy of disclosure to investors, lack of independent oversight, conflicts of interest, and misappropriation of funds as those apparent for investment managers.

On the basis of the above, each Applicant submits that its activities do not lend themselves to the abuses that the 1940 Act was designed to address and, therefore, the Application is consistent with the purposes of the 1940 Act.

(4)  Precedent

Applicants’ position is supported by the Commission’s determination in other matters relating to government-sponsored financial institutions.

•
In the Matter of Australian Industry Development Corporation, Release Nos. IC‑11582 (January 23, 1981) and IC‑11649 (February 25, 1981), applicant was a wholly-owned statutory corporation of the Commonwealth of Australia established to provide a source of funds necessary to promote sound development of industrial and resource development projects in Australia, and to aid Australian interests in participating in the ownership and control of such projects.

•
In Credit Local de France, Release Nos. IC‑18249 (July 24, 1991) and IC‑18286 (August 22, 1991), applicant was a development institution which lent funds to public and private entities).  Credit Local was subject to virtually all French banking regulations but was barred from accepting demand deposits or deposits of less than two years from the general public.

•
 In the Matter of Tasmanian Public Finance Corporation; Release Nos. IC‑18765 (June 8, 1992) and IC‑18829 (July 2, 1992), applicant was a statutory corporation of the State of Tasmania established to principally to borrow in both the Australian and international capital markets and lend to the Government of Tasmania and certain public authorities.

•
In the Matter Ontario Financing Authority, Release Nos. IC‑20433 (July 28, 1994) and IC‑20493 (August 23, 1994), applicant was a statutory authority of the Province of Ontario established to assist the Province, and municipalities, school boards, postsecondary institutions, hospitals, and other public bodies to borrow and invest money, and provide other financial services.

•
In the Matter of Stadshypotek AB, Release Nos. IC‑20636 (October 19, 1994) and IC‑20689 (November 8, 1994) (the “Stadshypotek Order”), applicant was a credit corporation which extended mortgage loans for commercial and residential developments.  Stadshypotek AB was subject to a strict scheme of government regulation and did not accept demand and other types of deposit.

•
In The Industrial Finance Corporation of Thailand, Release Nos. IC‑21172 (June 28, 1995) and IC‑21251 (July 25, 1995), applicant was a development finance institution which lent funds to promote private industrial development in Thailand.  Applicant was supervised by the Thai government and regulated primarily by the Thai Ministry of Finance, but could not accept deposits from the public because it was not a commercial bank under Thai law.

•
In the Matter of Industrial Bank of India, Release Nos. IC‑23331 (July 24, 1998) and IC‑23395 (August 19, 1998), applicant was an industrial development bank majority owned by the government that provided credit and other facilities for the development of industry in India.

•
In the Matter of Korea Finance Corporation, Release No. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010), applicant was a Korean government policy finance institution that provided funds for the growth of small and medium-sized enterprises, development of national and regional infrastructure, urgent financial support necessary for the stabilization of financial markets in Korea, development of new growth engine industries, and facilitation of sustainable growth in Korea.

•
In the Matter of Compagnie de Financement Foncier, Release Nos. IC-28835 (Jul. 22, 2009) and IC-28848 (Aug. 13, 2009), the applicant was a French specialized credit institution authorized and licensed under French law and regulated and supervised by French banking authorities.  It should be noted that, by contrast to Applicant, the applicant was not wholly owned by the applicable foreign government, but was wholly owned by Group BCPE, a private sector French banking group.

•
In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş., Release Nos. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016) (the “Turkiye Order”), the applicant was a Turkish banking institution organized as a public joint stock company and subject to regulation by the Turkish Banking Law.  It should be noted that, by contrast to Applicant, the applicant was not wholly owned by the applicable foreign government, but was also partially owned by private-sector investors.

•
In the Matter of Development Bank of Japan Inc. (File No. 812-15164) Investment Company Act Rel. No 34043 (Oct. 5, 2020) (notice), Investment Company Act Rel. No. 34083 (Nov. 2, 2020) (order), the applicant was a policy and development finance organization established by the government of Japan.  While applicant was wholly owned by the government of Japan at the time of the issuance of the order, the application notes that the government of Japan contemplates fully privatizing the applicant over time.

In each of these cases, the applicant was, as is the case with PSPIB, a specially created financial institution wholly-or partially-owned by the government, created and governed by government statute and/or subject to extensive regulatory supervision.12  Each applicant was granted exemptive order relief by the Commission pursuant to Section 6(c).

The Commission also frequently has exercised its Section 6(c) authority to provide exemptions from the 1940 Act for the foreign counterparts of domestic financial institutions that are investment companies under Section 3(a) of the 1940 Act and are ineligible for the exclusion provided by Section 3(c)(3) to analogous U.S. entities, including foreign banks, foreign bank holding companies, foreign insurance companies, and foreign insurance holding companies.13  See e.g., La Caisse Central Desjardins du Quebec, Release Nos. IC-16779 (January 25, 1989) (confederation of Canadian savings institutions and credit unions subject to regulation under the Canadian Credit Union Act and the Quebec Deposit Insurance Act); Legal & General Group plc and Legal and General Finance Inc., Release Nos. IC-16785 (January 30, 1989) and IC-16835 (February 24, 1989 ) (U.K. insurance holding company subject to, among other things, regulation under the U.K. Financial Services Act 1986 and the U.K. Insurance Companies Act of 1982); the Stadshypotek Order (Swedish credit market institution subject to the Swedish Act on Credit Market Companies); the Compangie de Financement Foncier Order (French specialized credit institution authorized and licensed under French law and regulated and supervised by French banking authorities); and the Turkiye Order (a Turkish banking institution organized as a public joint stock company and subject to regulation by the Turkish Banking Law).

[12]
It should be noted that the applicant in each of the Compagnie de Financement Foncier Order and the Turkiye Order was not wholly-owned by the applicable foreign government, as is the case with PSPIB, but was only partially-owned by the applicable foreign government or wholly-owned by private-sector investors.

[13]
In contrast, U.S.-domiciled equivalents of such non-U.S. entities have specific statutory exceptions under the 1940 Act.  See, Section 3(c)(3) (applicable to U.S. banks and U.S. insurance companies) and Section 3(a)(1)(C) (the statutory provision on which bank holding companies and insurance holding companies, whose assets primarily consist of investments in U.S. banks and U.S. insurance companies, typically rely) under the 1940 Act.

In addition, although adopted in the context of non-U.S. banks and insurance companies, Applicants regard the Commission’s adoption of Rule 3a-6, as a further acknowledgment of the general propriety of the Commission’s exercising its Section 6(c) exemptive authority where there is an appropriate local regulatory scheme applicable to the relevant institution.  In the Commission Release adopting Rule 3a-6, the Commission specifically stated that “while the Commission is not adopting a general provision for foreign entities similar to Canadian loan companies and U.K. building societies which would exempt them from the definition of the term ‘investment company’, such entities organized in other jurisdictions may file an application for individual exemptive relief under Section 6(c) of the [1940] Act.”  IC Release No. 18381.

The rationale of the Commission in promulgating rules under the 1940 Act in exempting foreign financial institutions applies equally to Applicants.  When the Commission proposed amendments to former Rule 6c-9, which was followed by the adoption of Rule 3a-6, the Commission stated:

Generally, the proposed rule amendments would expand the current rule to exempt from registration those entities that the Commission believes (1) do not, in effect, function as investment companies, and (2) are generally subject to supervision by an appropriate regulatory authority, and further, are entities that generally the Commission is familiar with through the exemptive process.  See Investment Company Release No. IC‑17682 (August 17, 1990).

Applicants satisfy the above criteria that was the basis for exemptive relief extended by the Commission to other non-U.S. government-sponsored, and non-government sponsored, financial institutions.

Applicants have a more direct government nexus than many other financial institutions in Canada.  PSPIB is wholly owned by the Canadian Government, its Board of Directors is appointed by the Governor in Council on the recommendation of the President of the Treasury Board following a process run by an External Nominating Committee (as described above), and PSPIB’s mandate is specifically prescribed by the PSPIB Act, an Act of Parliament of the Canadian Government.

As described above, PSPIB is subject to extensive oversight and supervision by the Board of Directors.  The Board of Directors, in turn, is responsible for the selection, appointment, performance evaluation, and compensation of the President and CEO of Applicant.  Moreover, as discussed above, the Board of Directors supervises PSPIB’s operations to ensure managerial soundness.

Further, PSPIB is regulated by the PSPIB Act, which is an Act of Parliament of the Canadian Government.  The scope of PSPIB’s business activities is prescribed by the PSPIB Act and PSPIB’s Annual Report is tabled in Parliament.  The PSPIB Act and Regulations contains controls or restrictions on PSPIB’s activities that prevent the types of abuses that the 1940 Act was designed to address (as described herein), and is designed to ensure that PSPIB manages assets transferred to it by the Crown in the best interests of the contributors and beneficiaries of the Plans.

In addition, as described above, the Regulations made under the PSPIB Act set forth specific investment restrictions and other regulations governing the day-to-day activities of PSPIB and, in certain circumstances, the other Applicants.  In particular, PSPIB is subject to limits and controls as to the Investments that it can make by the Regulations and the SIPP, although, to avoid undue influence, PSPIB’s Investments and financing are made independently from the Canadian Government (and, in that regard, PSPIB operates at arm’s length from the Canadian Government and is not an agent of the Crown).

C.	Rule 3a-5 Relief Requested

While an Order issued under Section 6(c) would exempt Applicants from all provisions  of the 1940 Act, in the absence of specific relief from Rule 3a-5, such an Order would not expressly permit PSPIB to be treated as a “parent company” within the meaning of Rule 3a-5.  PSPIB, PSP Capital and Future Finance Subsidiary Applicants therefore request specific relief from Rule 3a-5(b)(2) to treat PSPIB as a “parent company” for purposes of Rule 3a-5, notwithstanding reliance on the requested Order.  This relief would permit PSP Capital and Future Finance Subsidiary Applicants to rely on the exemption provided by Rule 3a-5 when investing in, or making loans to, PSPIB, notwithstanding that PSPIB does not technically fall within the definition of a “parent company” within the meaning of the Rule.

In the release adopting Rule 3a-5,14 the Commission noted that a determination as to whether to grant relief from provisions under Rule 3a-5, including where a finance company is the subsidiary of an entity exempted under Section 6(c), is a facts and circumstances analysis:

While it may be appropriate to make exemptive relief available to the finance subsidiary of an issuer excepted under section 3(c), the Commission believes that, at least for the time being, such exemptive relief should be granted only on a case-by-case basis so that it can have the opportunity to evaluate all of the relevant factors.  Similarly, the Commission is not convinced that because a parent, at some time in the past, has been granted exemptive relief from all provisions of the Act under section 6(c), a financing subsidiary later formed by the parent should also be automatically relieved from complying with the Act.  Since the conditions under which such exemptive orders have been granted under section 6(c) differ dramatically and involve myriad fact patterns, the question of whether an exempted issuer’s finance subsidiary should also be exempted should be decided only on the basis of an application.

Applicants submit that relief from Rule 3a-5(b)(2) is appropriate based on the facts and circumstances in the present case.

[14]	Exemption From the Definition of Investment Company for Certain Finance Subsidiaries of United States and Foreign Private Issuers, Investment Company Act Release No. 14275 (Dec. 14, 1984).

(1)  Rule 3a-5 Standard of Relief

Neither the structure nor the mode of operation of PSP Capital resembles that of an investment company.  Rather, the primary purpose of PSP Capital is to finance the operations of PSPIB and its controlled companies, each of which, as discussed below, should not be investment companies subject to regulation under the 1940 Act.  As further evidence of the distinction of PSP Capital’s structure and operations from that of an investment company, any acquirors of its Debt Securities would look to PSPIB as guarantor for repayment if PSP Capital does not satisfy its obligations.

While PSPIB technically does not fall within the definition of a “parent company,” PSPIB submits that the rationale for the 6(c) relief granted hereunder likewise supports the view that PSPIB is not the type of parent entity the financing of whose business activities Rule 3a-5 sought to restrict.  That PSPIB is not engaged primarily in an investment company business is further bolstered by the fact that it does not realize for itself any gains or losses on the Investments.  As a practical matter, such gains and loses accrue and are included as part of the net assets managed by PSPIB, which pursuant to the Superannuation Acts, may at any time be called upon by the Crown for amounts required for the purpose of paying benefits under a Plan or for the purpose of reducing any non-permitted surplus of such Plan.

PSPIB, PSP Capital and Future Finance Subsidiary Applicants have also agreed that any order may be conditioned on its compliance with the conditions set forth above under “Conditions” concerning the appointment of an agent in the United States to accept service of process and the submission to the jurisdiction of certain courts.  In addition, PSPIB (with respect to PSPIB’s issuance of any Guarantee of the Debt Securities), PSP Capital, and any other Future Finance Subsidiary Applicant will comply with all provisions of Rule 3a-5 under the 1940 Act, except that PSP Capital and/or such other Finance Subsidiary Applicant will be permitted to treat PSPIB as a “parent company” for purposes of Rule 3a-5, if PSPIB is exempt from all provisions under the 1940 Act pursuant to an order issued by the Commission under Section 6(c) of the 1940 Act.

As a result of each such Applicant’s compliance with the foregoing conditions, there will be no impediment to a holder of Debt Securities by virtue of the location of such Applicants to enforcing the obligations represented by the Debt Securities.

In conclusion, because investors in PSPIB’s Debt Securities will have the protections afforded by the extensive oversight and supervision by the Board of Directors and regulation by the PSPIB Act and by the United States securities laws relating to the issuance of such securities, approval of this Application is consistent with the protection of investors.

(2)  Precedent

PSPIB’s position is supported by the relief granted by the Commission in the following orders.  In all such instances, the 6(c) relief granted by the Commission permitted a finance subsidiary to distribute the proceeds of financings to entities did not technically qualify either as “parent companies” pursuant to Rule 3a-5(b)(2) or as “companies controlled by a parent company” pursuant to Rule 3a-5(b)(3).  In the following orders, relief was granted on the basis that the entities receiving the proceeds of a securities offering by a finance subsidiary relying on Rule 3a-5 were not primarily engaged, directly or indirectly, in investment company activities, as is the case with PSPIB.

•
In the Matter of IBM International Finance N.V. et al., Release Nos. IC-19548 (June 29, 1993) and IC-19602 (July 28, 1993), applicants included a finance subsidiary of IBM World Trade Europe/Middle East/Africa Corporation (“IBM”) that relied on Rule 3a-5 and was created specifically to centralize IBM’s financing in Europe by issuing securities and lending the proceeds to various subsidiaries of IBM.  Certain of such subsidiaries did not fall within the definition of a “company controlled by a parent company” pursuant to Rule 3a-5(b)(3) but were, nonetheless, not primarily engaged in investment company activities.  The Commission granted an order pursuant to Section 6(c) exempting applicants from all of the provisions of the 1940 Act, including the requirements of Rule 3a-5(a)(5)(b) of the 1940 Act.

•
In the Matter of System Capital Corp. and Golden Funding Corp., Release Nos. IC-25907 (Jan. 21, 2003) and IC-25937 (Feb. 20, 2003), applicants included a finance subsidiary of McDonald’s Corporation (“McDonald’s”) that relied on Rule 3a-5 and was created specifically to finance the operations of McDonald’s and its subsidiaries.  Certain of such subsidiaries did not fall within the definition of a “company controlled by a parent company” pursuant to Rule 3a-5(b)(3) but were, nonetheless, not primarily engaged in investment company activities.  The Commission granted an order pursuant to Section 6(c) exempting applicants from all of the provisions of the 1940 Act, including the requirements of Rule 3a-5(b) of the 1940 Act.

•
In the Matter of General Electric Company and GE Capital International Funding Company, Release No. IC-31871 (October 19, 2015), applicants included a finance subsidiary of General Electric Company (“GE”) that relied on Rule 3a-5 and was created specifically to finance the operations of GE and its subsidiaries.  Certain of such subsidiaries did not fall within the definition of a “company controlled by a parent company” pursuant to Rule 3a-5(b)(3) but were, nonetheless, not primarily engaged in investment company activities.  The Commission granted an order pursuant to Section 6(c) exempting applicants from all of the provisions of the 1940 Act, including the requirements of Rule 3a-5(b) of the 1940 Act.

D.	Section 12(d)(1)(J) Relief Requested

Section 12(d)(l)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from knowingly selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

To the extent the Commission grants the relief requested in this Application, Applicants that previously relied on Section 3(c)(7) will no longer be subject to the limitations in subparagraphs (A) and (B) of Section 12(d)(1).  As a corollary to such relief, Applicants request, pursuant to Section 12(d)(1)(J), that any acquired company, any principal underwriter therefor, or any broker or dealer that sells or otherwise disposes of any security issued by the acquired company to an Applicant, be permitted to sell or otherwise dispose of any security issued by the acquired company to such Applicants notwithstanding the prohibitions thereon in Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act; provided, that such entities comply with the applicable terms and conditions of the Order.

(1)  Section 12(d)(1)(J) Standard of Relief

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(l)(J) to the 1940 Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.

Applicants submit that the proposed conditions to the Section 12(d)(l) Relief requested in this Application adequately address the concerns underlying the applicable limits in Section 12(d)(l), and that the requested exemption is consistent with the public interest and the protection of investors.  Congress enacted Section 12(d)(l) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company.  House Hearings, 76th Cong., 3d Sess., at 113 (1940).  Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds of funds). The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).  These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.   In addition to the structure and operations of the Applicants which mitigates such concerns, the conditions in proposed Condition 5 in this Application are designed to address these concerns.

None of PSPIB or any of the Applicants charge sales loads, advisory fees or other administration fees.  As such, there are no concerns here with layering of fees and expenses.  Further, PSPIB or an Applicant would invest directly in a registered investment company and, therefore, there is no unnecessary complexity or “pyramiding of control.”   Relatedly, Condition 5 is designed to address the concerns with undue influence and conflicts of interest that could arise from an investment by an acquiring fund in an acquired fund.  Condition 5.a. prevents PSPIB and each 3(c)(1)/3(c)(7) Entity from controlling (within the meaning of Section 2(a)(9) of the 1940 Act) an acquired fund, thereby limiting the negative impact of a large scale redemption of the acquired fund’s shares.  Conditions 5.b. and 5.c. both address the concerns with conflicts of interest and undue influence, by (i) preventing PSPIB from causing any existing or potential investment in an acquired fund to influence the terms of any services or transactions between PSPIB and the acquired registered investment company or its investment adviser, promoter, sponsor, principal underwriter, and any person controlling, controlled by, or under common control with any of those entities, and (ii) prohibiting PSPIB from causing an acquired fund  to purchase a security from any underwriting or selling syndicate in which a principal underwriter is an officer, director, member of an advisory board, investment adviser, employee or sponsor of PSPIB, or a person of which any such officer, director, member of an advisory board, investment adviser, employee, or sponsor is an affiliated person.

(2)  Precedent

PSPIB’s position is supported by the Section 12(d)(1)(J) relief granted by the Commission in numerous orders, some of the most relevant of which are as follows:

•
In the Matter of Brinker Capital Destinations Trust et. al., Release Nos. IC-32478 (Feb. 14, 2017) (Notice), the Commission granted an order pursuant to Section 12(d)(1)(J) that permitted certain funds managed by Brinker Capital Inc. (the “Brinker Funds”) to acquire shares of, among others, unaffiliated underlying funds (the “Unaffiliated Funds”) in excess of the limits in Section 12(d)(1)(A) and (C) of the 1940 Act, and permitted such Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 to sell shares of the Unaffiliated Funds to the Brinker Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act.

•
The Commission has granted a number of orders pursuant to Section 12(d)(1)(J) that exempted both specified complexes of exchange traded funds (“ETF Complexes”), and general categories of “Investing Funds.”   Specifically, under such orders, Investing Funds were permitted to invest in such ETF Complexes beyond the limits of Section 12(d)(1)(A) and (B).  See In the Matter of iShares Trust iShares, Inc., Release Nos. IC-25969 (Mar. 21, 2003) and IC-26006 (Apr. 15, 2003), In the Matter of SSgA Mastertrust and SSgA Funds Management, Inc., Release Nos. IC-31249 (Sep. 11, 2014) (Notice) and IC-31278 (Oct. 7, 2014) (Order), and In the Matter of SPDR Series Trust et al., Release Nos. IC-31884 (Oct. 28, 2015) (Notice) and IC 31917 (Nov. 24, 2015) (Order).  While these orders were rescinded in connection with new Rule 12d1-4, that does not obscure the fact that as a matter of the Commission’s exercise of exemptive authority, there is precedent for relief being requested hereunder.

VI.	Conclusion

Applicants believe that granting the exemption would be necessary or appropriate in the public interest and that its activities would not lend themselves to the abuses against which the 1940 Act is directed.  Applicants further believe that the issuance of an order pursuant to Section 6(c) would be consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  On the basis of the foregoing, Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the 1940 Act exempting Applicants from all provisions of the 1940 Act with respect to the activities in the United States described in this Application.

VII.	Procedural Matters

A.	Authorization Required by Rule 0-2 Under the 1940 Act

Section 8(g) of PSPIB’s Contract Review and Signing Authority Procedure – Appendix A provides as follows:

“8. Forms, Powers of Attorney and Management Representation Letters

g) Regulatory Filings or Certifications – Signatories – Senior Director of Legal Affairs Department or above.”

Mélanie Bernier, the Senior Vice President, Chief Legal and People Officer of PSPIB and Vice President of PSP Capital, is authorized to sign and file this Application on behalf of Applicants pursuant to the authority granted to her under the Contract Review and Signing Authority Procedure.  Pursuant to Rule 0-2(c) of the General Rules and Regulations of the Commission under the 1940 Act, PSPIB states that all actions necessary to authorize the execution and filing of this Application have been taken and that the person signing and filing this Application is fully authorized to do so.

B.	Name and Address

Applicants request that any questions regarding this Application be directed to: Mélanie Bernier of Applicant, 1250 Réne-Lévesque Boulevard West, Suite 1400, Montréal, Québec H3B 5EP, Canada, telephone number (514) 937-2772; Carla G. Teodoro of Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, telephone number, telephone number (212) 839-5969.

The following is the name and address of Applicants:

Registered Head Office:

PUBLIC SECTOR PENSION INVESTMENT BOARD
135 Laurier Avenue, West
Spaces Laurier
Ottawa, Ontario K1P 5J2
Canada

PSP CAPITAL, INC.
135 Laurier Avenue, West
Spaces Laurier
Ottawa, Ontario K1P 5J2
Canada

Business Office:

PUBLIC SECTOR PENSION INVESTMENT BOARD
1250 Réne-Lévesque Boulevard West, Suite 1400
Montréal, Québec H3B 5EP
Canada

PSP CAPITAL, INC.
1250 Réne-Lévesque Boulevard West, Suite 1400
Montréal, Québec H3B 5EP
Canada

February 13, 2023

PUBLIC SECTOR PENSION INVESTMENT BOARD

	By	/S/ Mélanie Bernier
Name:	Mélanie Bernier
Title:	Senior Vice President,
Chief Legal and People Officer

PSP CAPITAL, INC.

By	/S/ Mélanie Bernier
Name:	Mélanie Bernier
Title:	Vice President

VERIFICATION

The undersigned states that she has duly executed the attached Application for an Order under Section 6(c) and Section 12(d)(1)(J) of the Investment Company Act of 1940, dated February 13, 2023, for and on behalf of Public Sector Pension Investment Board and PSP Capital, Inc.; that she is the Senior Vice President, Chief Legal and People Officer of Public Sector Pension Investment Board and Vice President of PSP Capital, Inc.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By	/S/ Mélanie Bernier
Name: Mélanie Bernier
Title: Senior Vice President, Chief Legal and People Officer of Public Sector Pension Investment Board

By	/S/ Mélanie Bernier
Name: Mélanie Bernier
Title: Vice President of PSP Capital, Inc.

EXHIBITS

Exhibit A	-	The Applicants

Exhibit B	-	Public Sector Pension Investment Board Act

Exhibit C	-	Public Sector Pension Investment Board Regulations

Exhibit D	-	Statement of Investment Policies, Standards, and Procedures for Assets Managed by the Public Sector Pension Investment Board

Exhibit A

[LIST OF APPLICANTS SUBJECT TO REVISION BEFORE NOTICE, IF ANY, IS ISSUED]

14602889 Canada Inc.
3Net Indy Holdings Inc.
3Net Indy Investments Inc.
7986386 CANADA INC.
8599963 Canada Inc.
Argentia Private Investments Inc.
AviAlliance Canada Inc.
Belle Bay Private Investments Inc.
Blue & Gold Private Investments Inc.
Datura Private Investments Inc.
Downsview Metro Devco Inc.
FCFA Management Pty Ltd
FirstLight Holding Inc.
Galvaude Private Investments Inc.
Galvaude Credit Fund Holdings Inc.
Galvaude Credit Fund Holdings II Inc.
Indo-Infra Inc.
Infra H2O GP Partners Inc.
Infra H2O LP Partners Inc.
Infra TM Investments Inc.
Infra-PSP Canada Inc.
Infra-PSP Credit Inc.
Infra-PSP ECEF Inc.
Infra-PSP Partners Inc.
Ivory Private Investments Inc.
Kings Island Private Investments Inc.
Northern Fjord Holdings Inc.
Port-aux-Choix Private Investments Inc.
Port-aux-Choix Private Investments II Inc.
Potton Holdings Inc.
PSP Capital Inc.
PSP Europe LP
PSP FINCO Inc.
PSP FINCO LATAM INC.
PSP H2O FL GP INC.
PSP Investments Asia Limited
PSP Investments Canada Inc./Investissements PSP Canada Inc.
PSP Investments Credit Europe LP
PSP Investments Credit USA LLC
PSP Investments Credit II USA LLC
PSP Investments Holding Europe Ltd
PSP Investments Holding USA LLC
PSP Investments USA LLC
PSP Public Credit I Inc.
PSP Public Credit Opportunities Inc.
PSP Public Markets Inc.
PSPIB Bromont Investments Inc.

PSPIB CLUSTER INVESTMENTS INC.
PSPIB Deep South Inc.
PSPIB DevCol Inc.
PSPIB Emerald Inc.
PSPIB Flight Investments Inc.
PSPIB G.P. Finance Inc.
PSPIB G.P. Inc.
PSPIB G.P. Partners Inc.
PSPIB GIPP D1 Inc.
PSPIB Golden Range Cattle II Inc.
PSPIB Golden Range Cattle Inc.
PSPIB Homes Inc.
PSPIB Kylix LLC
PSPIB LUNAR INVESTMENTS INC.
PSPIB MEXICO GP INC.
PSPIB Michigan G.P. Inc.
PSPIB Orchid Inc.
PSPIB Paisas Inc.
PSPIB Pennsylvania Investments Inc.
PSPIB Raleigh LLC
PSPIB Realty International Inc. / PSPIB Immobilier International Inc.
PSPIB Realty U.S. Inc.
PSPIB Royalty 1 Inc.
PSPIB Silvercup LLC
PSPIB Stanley Investments Inc.
PSPIB Steam Investments Inc.
PSPIB THOR INVESTMENTS INC.
PSPIB Uluru Investments Pty Ltd.
PSPIB Unitas investments II Inc.
PSPIB Unitas Investments Inc.
PSPIB WEXFORD INVESTMENTS INC.
PSPIB-AI Investments Inc.
PSPIB-Andes Inc.
PSPIB-ARE CANADA INC.
PSPIB-ARE SERVICES INC
PSPIB-Condor Inc.
PSPIB-Eldorado Inc.
PSPIB-ILS HOLDINGS INC.
PSPIB-ILS INVESTMENTS INC.
PSPIB-LSF Inc.
PSPIB-RE Finance Inc.
PSPIB-RE FINANCE II INC.
PSPIB-RE Finance Partners II Inc.
PSPIB-RE Finance Partners Inc.
PSPIB-RE MANCHESTER INC.
PSPIB-RE Partners II Inc.
PSPIB-RE Partners Inc.
PSPIB-RE UK Inc.
PSPIB-SDL Inc.
PSPIB-Star Inc.
Red Isle Private Investments Inc.

Revera Inc.
Sooke Investments Inc.
Trinity Bay Private Investments Inc.
Vertuous Energy Canada Inc.
Vertuous Energy LLC
VOP Investments Inc.

Exhibit B

PUBLIC SECTOR PENSION INVESTMENT BOARD ACT

B-1

CANADA

CONSOLIDATION

Public Sector Pension
Investment Board Act

S.C. 1999, c. 34

Current to January 25, 2023

Last amended on December 31, 2017
Published by the Minister of Justice at the following address:
http://laws-lois.justice.gc.ca

CODIFICATION

Loi sur l’Office d’investissement
des régimes de pensions du
secteur public

L.C. 1999, ch. 34

À jour au 25 janvier 2023

Dernière modification le 31 décembre 2017

Publié par le ministre de la Justice à l’adresse suivante:
http://lois-laws.justice.gc.ca

OFFICIAL STATUS
OF CONSOLIDATIONS

Subsections 31(1) and (2) of the Legislation Revision and Consolidation Act, in force on June 1, 2009, provide as follows:

Published consolidation is evidence
31 (1) Every copy of a consolidated statute or consolidated regulation published by the Minister under this Act in either print or electronic form is evidence of that statute or regulation and of its contents and every copy purporting to be published by the Minister is deemed to be so published, unless the contrary is shown.

Inconsistencies in Acts
(2) In the event of an inconsistency between a consolidated statute published by the Minister under this Act and the original statute or a subsequent amendment as certified by the Clerk of the Parliaments under the Publication of Statutes Act, the original statute or amendment prevails to the extent of the inconsistency.

LAYOUT

The notes that appeared in the left or right margins are now in boldface text directly above the provisions to which they relate. They form no part of the enactment, but are inserted for convenience of reference only

NOTE

This consolidation is current to January 25, 2023. The last amendments came into force on December 31, 2017. Any amendments that were not in force as of January 25, 2023 are set out at the end of this document under the heading “Amendments Not in Force”.
CARACTÈRE OFFICIEL
DES CODIFICATIONS

Les paragraphes 31(1) et (2) de la Loi sur la révision et la codification des textes législatifs, en vigueur le 1er juin 2009, prévoient ce qui suit :

Codifications comme élément de preuve
31 (1) Tout exemplaire d’une loi codifiée ou d’un règlement codifié, publié par le ministre en vertu de la présente loi sur support papier ou sur support électronique, fait foi de cette loi ou de ce règlement et de son contenu. Tout exemplaire donné comme publié par le ministre est réputé avoir été ainsi publié, sauf preuve contraire.

Incompatibilité — lois
(2) Les dispositions de la loi d’origine avec ses modifications subséquentes par le greffier des Parlements en vertu de la Loi sur la publication des lois l’emportent sur les dispositions incompatibles de la loi codifiée publiée par le ministre en vertu de la présente loi.

MISE EN PAGE

Les notes apparaissant auparavant dans les marges de droite ou de gauche se retrouvent maintenant en caractères gras juste au-dessus de la disposition à laquelle elles se rattachent. Elles ne font pas partie du texte, n’y figurant qu’à titre de repère ou d’information.

NOTE

Cette codification est à jour au 25 janvier 2023. Les dernières  modifications  sont  entrées  en  vigueur le 31 décembre 2017. Toutes modifications qui n’étaient pas en vigueur au 25 janvier 2023 sont énoncées à la fin de ce document sous le titre « Modifications non en vigueur ».

Current to January 25, 2023 Last amended on December 31, 2017	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

TABLE OF PROVISIONS

An Act to establish the Public Sector Pension Investment Board, to amend the Public Service Superannuation Act, the Canadian Forces Superannuation Act, the Royal Canadian Mounted Police Superannuation Act, the Defence Services Pension Continuation Act, the Royal Canadian Mounted Police Pension Continuation Act, the Members of Parliament Retiring Allowances Act and the Canada Post Corporation Act and to make a consequential amendment to another Act
TABLE ANALYTIQUE

Loi constituant l’Office d’investissement des régimes de pensions du secteur public et modifiant la Loi sur la pension de la fonction publique, la Loi sur la pension de retraite des Forces canadiennes, la Loi sur la pension de retraite de la Gendarmerie royale du Canada, la Loi sur la continuation de la pension des services de défense, la Loi sur la continuation des pensions de la Gendarmerie royale du Canada, la Loi sur les allocations de retraite des parlementaires, la Loi sur la Société canadienne des postes et une autre loi en conséquence

	Short Title		Titre abrégé
1	Short title	1	Titre abrégé

	Interpretation		Définitions
2	Definitions	2	Définitions

	Constitution of the Board		Constitution de l’office
3	Board established	3	Constitution

	Capital and Shares		Capital-actions
3.1	Capital	3.1	Capital

	Objects and Powers		Mission et pouvoirs
4	Objects	4	Mission
5	Powers of Board	5	Capacité d’une personne physique

	Management Board of Directors		Gestion Conseil d’administration
6	Board of directors	6	Conseil d’administration
7	Principal duties	7	Obligation de gérer
8	Power to delegate	8	Délégation
	Directors		Administrateurs
9	Appointment of directors	9	Durée du mandat
10	Nominating committee	10	Comité
11	Reappointment of directors	11	Nouveau mandat
12	Remuneration of directors	12	Rémunération des administrateurs
13	Resignation	13	Date de prise d’effet de la démission

Current to January 25, 2023 Last amended on December 31, 2017	iii	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board TABLE OF PROVISIONS	Office d’investissement des régimes de pensions du secteur public TABLE ANALYTIQUE
	Chairperson		Président
14	Chairperson	14	Président

	Officers		Dirigeants
15	Appointment of officers	15	Nomination des dirigeants

	Standard		Diligence
16	Obligation	16	Obligations
17	Duty to comply	17	Observation
18	Directors’ and officers’ insurance	18	Assurance des administrateurs et dirigeants

	Decisions of Board of Directors		Décisions
19	Decisions	19	Décisions

	Conflicts of Interest		Conflit d’intérêts
20	Disclosure of director’s interest	20	Communication des intérêts

	General		Dispositions générales
21	No constructive notice	21	Règle d’interprétation
22	Validity of acts	22	Validité
23	Assertions	23	Opposabilité interdite

	By-laws		Règlements administratifs
24	By-laws	24	Règlements administratifs
25	Copy to ministers	25	Copie au ministre
26	Statutory Instruments Act does not apply	26	Statut

	Committees Establishment		Comités Constitution
27	Audit and investment committees	27	Comités de vérification et de placement

	Audit Committee		Comité de vérification
28	Duties of audit committee	28	Fonctions du comité de vérification
29	Audit committee may request consideration of matters	29	Réunions des administrateurs
30	Auditor’s right to attend meetings	30	Présence du vérificateur

	Investment Committee		Comité de placement
31	Duties of investment committee	31	Fonction du comité de placement

	Investments		Placements
32	Investment policies, standards and procedures	32	Normes en matière de placement
33	Duty of investment managers	33	Conseillers en placement

	Financial Management Financial Year		Gestion financière Exercice
34	Financial year	34	Exercice

Current to January 25, 2023 Last amended on December 31, 2017	iv	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board TABLE OF PROVISIONS	Office d’investissement des régimes de pensions du secteur public TABLE ANALYTIQUE
	Financial Statements		États financiers
35	Books and systems	35	Documents comptables

	Reporting		Rapports
	Quarterly Statements		États financiers trimestriels
47	Statements to go to ministers	47	Envoi des états financiers aux ministres

	Annual Report		Rapport annuel
48	Annual report required	48	Rapport annuel

	Meetings		Réunions
49	Meetings	49	Réunions

	Regulations		Règlements
50	Regulations	50	Règlements

	Offence		Infraction
51	False statements	51	Fausses déclarations

	Winding-up		Liquidation
52	Insolvency and winding-up	52	Insolvabilité et liquidation

	Amendments to the Public Service Superannuation Act		Modification de la Loi sur la pension de la fonction publique

	Amendments to the Canadian Forces Superannuation Act		Modification de la Loi sur la pension de retraite des forces canadiennes

	Amendments to the Royal Canadian Mounted Police Superannuation Act		Modification de la Loi sur la pension de retraite de la Gendarmerie royale du Canada

	Amendments to Other Acts		Modification d’autres lois

	Consequential Amendment		Modification corrélative

	Transitional Provisions		Dispositions transitoires
229	Transitional — application of certain provisions	229	Disposition transitoire

	Coming into Force		Entrée en vigueur
230	Coming into force	230	Entrée en vigueur
231	Authority to substitute actual date	231	Pouvoir de remplacer des renvois

Current to January 25, 2023 Last amended on December 31, 2017	v	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

S.C. 1999, c. 34

An Act to establish the Public Sector Pension Investment Board, to amend the Public Service Superannuation Act, the Canadian Forces Superannuation Act, the Royal Canadian Mounted Police Superannuation Act, the Defence Services Pension Continuation Act, the Royal Canadian Mounted Police Pension Continuation Act, the Members of Parliament Retiring Allowances Act and the Canada Post Corporation Act and to make a consequential amendment to another Act

[Assented to 14th September 1999]

Her Majesty, by and with the advice and consent of the Senate and House of Commons of Canada, enacts as follows:

Short Title

Short title
1 This Act may be cited as the Public Sector Pension Investment Board Act.

Interpretation

Definitions
2 The definitions in this section apply in this Act.

Board means the Public Sector Pension Investment Board established by section 3. (Office)

by-law means a by-law of the Board. (Version anglaise seulement)
L.C. 1999, ch. 34

Loi constituant l’Office d’investissement des régimes de pensions du secteur public et modifiant la Loi sur la pension de la fonction publique, la Loi sur la pension de retraite des Forces canadiennes, la Loi sur la pension de retraite de la Gendarmerie royale du Canada, la Loi sur la continuation de la pension des services de défense, la Loi sur la continuation des pensions de la Gendarmerie royale du Canada, la Loi sur les allocations de retraite des parlementaires, la Loi sur la Société canadienne des postes et une autre loi en conséquence

[Sanctionnée le 14 septembre 1999]

Sa Majesté, sur l’avis et avec le consentement du Sénat et de la Chambre des communes du Canada, édicte :

Titre abrégé
1 Loi sur l’Office d’investissement des régimes de pensions du secteur public.

Définitions

Définitions
2 Les définitions qui suivent s’appliquent à la présente loi.

entité Personne morale, fiducie, société de personnes, organisation ou association non dotée de la personnalité morale, de même que Sa Majesté du chef du Canada ou d’une province et ses organismes et le gouvernement d’un pays étranger ou de l’une de ses subdivisions politiques et ses organismes. (entity)

Current to January 25, 2023 Last amended on December 31, 2017	1	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Interpretation Sections 2-3	Office d’investissement des régimes de pensions du secteur public Définitions Articles 2-3 entity means a body corporate, a trust, a partnership, an unincorporated association or organization, Her Majesty in right of Canada or of a province or an agency of Her Majesty in right of Canada or of a province and the government of a foreign country or any political subdivision or agency of the government of a foreign country. (entité)

fund means

(a) the Canadian Forces Pension Fund or the Canadian Forces Superannuation Investment Fund within the meaning of the Canadian Forces Superannuation Act, or, if regulations are made under section 59.1 of that Act, a fund established under the regulations;

(b) the Public Service Pension Fund or the Public Service Superannuation Investment Fund, within the meaning of the Public Service Superannuation Act; or

(c)  the Royal Canadian Mounted Police Pension Fund or the Royal Canadian Mounted Police Superannuation Investment Fund, within the meaning of the Royal Canadian Mounted Police Superannuation Act. (fonds)

Minister means the President of the Treasury Board. (ministre)

prescribed means prescribed by regulation. (Version anglaise seulement)

subsidiary means a corporation that is wholly owned by the Board directly or indirectly through any number of subsidiaries each of which is wholly owned directly or indirectly by the Board. (filiale)

Constitution of the Board

Board established
3 (1) There is established a body corporate to be known as the Public Sector Pension Investment Board.

Not agent of Her Majesty
(2) The Board is not an agent of Her Majesty.

Not part of federal public administration
(3) Directors, officers, employees, and agents and mandataries, of the Board are not part of the federal public administration.
filiale Personne morale appartenant à cent pour cent à l’Office, soit directement, soit par l’intermédiaire de filiales dont chacune appartient à cent pour cent, même indirectement, à l’Office. (subsidiary)

fonds

a) La Caisse de retraite des Forces canadiennes ou le Fonds de placement du compte de pension de retraite des Forces canadiennes, au sens de la Loi sur la pension de retraite des Forces canadiennes, ou, en cas de prise de règlements au titre de l’article 59.1 de cette loi, un fonds constitué au titre de ceux-ci;

b) la Caisse de retraite de la fonction publique ou le Fonds de placement du compte de pension de retraite de la fonction publique, au sens de la Loi sur la pension de la fonction publique;

c) la Caisse de retraite de la Gendarmerie royale du Canada ou le Fonds de placement du compte de pension de retraite de la Gendarmerie royale du Canada, au sens de la Loi sur la pension de retraite de la Gendarmerie royale du Canada. (fund)

ministre Le président du Conseil du Trésor. (Minister)

Office L’Office d’investissement des régimes de pensions du secteur public constitué par l’article 3. (Board)

Constitution de l’office

Constitution
3 (1) Est constitué l’Office d’investissement des régimes de pensions du secteur public, doté de la personnalité morale.

Non-mandataire de Sa Majesté
(2) L’Office n’est pas mandataire de Sa Majesté.

Administration fédérale
(3) Les administrateurs, les dirigeants, les employés et les mandataires de l’Office ne font pas partie de l’administration publique fédérale.

Current to January 25, 2023 Last amended on December 31, 2017	2	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Constitution of the Board Sections 3-4	Office d’investissement des régimes de pensions du secteur public Constitution de l’office Articles 3-4
Head office
(4) The head office of the Board shall be in the National Capital Region as described in the schedule to the National Capital Act.

Canada Not-for-profit Corporations Act
(5) The Canada Not-for-profit Corporations Act does not apply to the Board.

Financial Administration Act
(6) Part X of the Financial Administration Act, except for sections 89.8 to 89.92, 113.1, 132 to 147 and 154.01, does not apply to the Board. For the purposes of those sections, any reference to section 131 of that Act shall be read as a reference to section 35 of this Act.

Reports and special examination
(7) Any report or information in respect of the Board that is provided to the Minister under sections 132 to 147 of the Financial Administration Act shall also be provided to the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness. The Minister may only require a special examination under subsection 138(2) of that Act if the Minister has consulted with those Ministers.
1999, c. 34, s. 3; 2003, c. 22, s. 224(E); 2005, c. 30, ss. 47, 50; 2006, c. 9, s. 295; 2009, c. 2, s. 381, c. 23, ss. 336, 358; 2013, c. 33, s. 231.

Capital and Shares

Capital
3.1 (1) The capital of the Board is $100. The Minister shall pay the capital of the Board out of the Consolidated Revenue Fund.
Shares
(2) The capital is divided into 10 shares having a par value of $10 each. The shares shall be issued to the Minister to be held on behalf of Her Majesty in right of Canada.

Registration
(3) The shares issued to the Minister shall be registered by the Board in the name of the Minister.
2006, c. 4, s. 217.
Siège social
(4) Le siège social de l’Office est situé dans la région de la capitale nationale définie à l’annexe de la Loi sur la capitale nationale.

Non-application
(5) La Loi canadienne sur les organisations à but non lucratif ne s’applique pas à l’Office.

Loi sur la gestion des finances publiques
(6) Exception faite des articles 89.8 à 89.92, 113.1, 132 à 147 et 154.01, les dispositions de la partie X de la Loi sur la gestion des finances publiques ne s’appliquent pas à l’Office. Pour l’application de ces articles, toute mention de l’article 131 de cette loi vaut mention de l’article 35 de la présente loi.

Rapports et examens spéciaux
(7) Les rapports et renseignements concernant l’Office qui sont fournis au ministre au titre des articles 132 à 147 de la Loi sur la gestion des finances publiques doivent l’être également au ministre de la Défense nationale et au ministre de la Sécurité publique et de la Protection civile. Le ministre ne peut exiger un examen spécial au titre du paragraphe 138(2) de cette loi qu’après consultation de ceux-ci.
1999, ch. 34, art. 3; 2003, ch. 22, art. 224(A); 2005, ch. 30, art. 47 et 50; 2006, ch. 9, art. 295; 2009, ch. 2, art. 381, ch. 23, art. 336 et 358; 2013, ch. 33, art. 231.

Capital-actions

Capital
3.1 (1) Le capital de l’Office est de cent dollars. Ce montant est prélevé sur le Trésor par le ministre.

Actions
(2) Le capital est réparti en dix actions d’une valeur nominale de dix dollars chacune, émises et attribuées au ministre pour le compte de Sa Majesté du chef du Canada.

Enregistrement
(3) Les actions émises sont enregistrées par l’Office au nom du ministre.
 2006, ch. 4, art. 217.

Current to January 25, 2023 Last amended on December 31, 2017	3	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Objects and Powers Sections 4-5	Office d’investissement des régimes de pensions du secteur public Mission et pouvoirs Articles 4-5
Objects and Powers

Objects
4 (1) The objects of the Board are

(a) to manage amounts that are transferred to it under subsections 54(2) and 55.2(5) and section 59.4 of the Canadian Forces Superannuation Act, subsections 43(2) and 44.2(5) of the Public Service Superannuation Act and subsections 28(2) and 29.2(5) of the Royal Canadian Mounted Police Superannuation Act in the best interests of the contributors and beneficiaries under those Acts; and

(b) to invest its assets with a view to achieving a maximum rate of return, without undue risk of loss, having regard to the funding, policies and requirements of the pension plans established under the Acts referred to in paragraph (a) and the ability of those plans to meet their financial obligations.

Costs of operation
(2) The costs associated with the operation of the Board shall be paid out of the funds.

Consultation
(3) The Minister shall determine from which funds the costs shall be paid, but no amount shall be taken out of the Canadian Forces Pension Fund or the Canadian Forces Superannuation Investment Fund — or, if regulations are made under section 59.1 of the Canadian Forces Superannuation Act, from the fund referred to in section 59.3 of that Act — without consulting the Minister of National Defence, or from the Royal Canadian Mounted Police Pension Fund or the Royal Canadian Mounted Police Superannuation Investment Fund without consulting the Minister of Public Safety and Emergency Preparedness.
1999, c. 34, s. 4; 2005, c. 10, s. 34.

Powers of Board
5 (1) The Board has the capacity and, subject to this Act, the rights, powers and privileges of a natural person.

No inconsistent business or activity
(2) The Board and its subsidiaries shall not, directly or indirectly, carry on any business or activity or exercise any power that is inconsistent with the Board’s objects, or that the Board is restricted by this Act from carrying on or exercising, and shall not, directly or indirectly, exercise any of its powers in a manner contrary to this Act.

No invalidity
(3) No act of the Board, including a transfer of property, is invalid by reason only that the Board was without the capacity or power to so act.
Mission et pouvoirs

Mission
4 (1) L’Office a pour mission :

a) de gérer, dans l’intérêt des contributeurs et des bénéficiaires des régimes en cause, les sommes transférées en application des paragraphes 54(2) et 55.2(5) et de l’article 59.4 de la Loi sur la pension de retraite des Forces canadiennes, des paragraphes 43(2) et 44.2(5) de la Loi sur la pension de la fonction publique et des paragraphes 28(2) et 29.2(5) de la Loi sur la pension de retraite de la Gendarmerie royale du Canada;

b) de placer son actif en vue d’un rendement maximal tout en évitant des risques de perte indus et compte tenu du financement et des principes et exigences des régimes ainsi que de l’aptitude de ceux-ci à s’acquitter de leurs obligations financières.

Coûts
(2) Les coûts liés à la gestion de l’Office sont payés sur les fonds.

Consultation
(3) Le ministre détermine sur quels fonds les coûts sont payés. Aucune somme ne peut être payée en ce qui touche la Caisse de retraite des Forces canadiennes, le Fonds de placement du compte de pension de retraite des Forces canadiennes et, si des règlements sont pris en vertu de l’article 59.1 de la Loi sur la pension de retraite des Forces canadiennes, en ce qui touche le fonds visé à l’article 59.3 de cette loi sauf après consultation du ministre de la Défense nationale et, en ce qui touche la Caisse de retraite de la Gendarmerie royale du Canada et le Fonds de placement du compte de pension de retraite de la Gendarmerie royale du Canada, sauf après consultation du ministre de la Sécurité publique et de la Protection civile.
1999, ch. 34, art. 4; 2005, ch. 10, art. 34.

Capacité d’une personne physique
5 (1) L’Office a, sous réserve des autres dispositions de la présente loi, la capacité d’une personne physique.

Activités incompatibles
(2) L’Office, non plus que ses filiales, ne peut exercer, directement ou indirectement, ni pouvoirs ni activités incompatibles avec sa mission ou avec les restrictions imposées par la présente loi; il lui est aussi interdit d’exercer, directement ou indirectement, ses attributions en violation de la présente loi.

Validité des actes
(3) Les actes de l’Office, notamment en matière de transfert de biens, ne sont pas nuls au seul motif qu’ils ont été accomplis sans pouvoir habilitant.

Current to January 25, 2023 Last amended on December 31, 2017	4	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Objects and Powers Sections 5-6	Office d’investissement des régimes de pensions du secteur public Mission et pouvoirs Articles 5-6
Consultation
(4) The Minister shall consult the Board if changes to pension plan design or funding are proposed with respect to the pension plans created under the Acts referred to in paragraph 4(1)(a).

Management
Board of Directors

Board of directors
6 (1) The Board shall be managed by a board of directors of 11 directors, including the Chairperson.

Disqualified persons
(2) The following persons are disqualified from being directors:

(a) a person who is less than 18 years of age;

(b) a person who is of unsound mind and has been so found by a court in Canada or elsewhere;

(c) a person who has the status of a bankrupt;

(d) a person who is not a natural person;

(d.1) a person who is an employee of the Board;

(e) a person who is an agent or employee of Her Majesty in right of Canada;

(f) a person who is a member of the Senate or House of Commons of Canada or a member of a provincial legislature;

(g) a person who

(i) is entitled to or has been granted a pension benefit under the Public Service Superannuation Act, the Canadian Forces Superannuation Act or the Royal Canadian Mounted Police Superannuation Act,

(ii) is entitled to or has been granted a superannuation or pension benefit of a prescribed kind that is payable out of the Consolidated Revenue Fund and is chargeable to a Superannuation Account or another account in the accounts of Canada or is payable out of a fund, or

(iii) is subject to a superannuation or pension fund or plan under which he or she may become entitled to a benefit referred to in subparagraph (i) or (ii);
Consultation
(4) Le ministre consulte l’Office relativement à tout changement relatif à l’économie ou au financement des régimes constitués par les lois visées à l’alinéa 4(1)a).

Gestion
Conseil d’administration

Conseil d’administration
6 (1) Le conseil d’administration de l’Office se compose de onze administrateurs, dont le président.

Inadmissibilité
(2) Ne peut être administrateur la personne :

a) qui est âgée de moins de dix-huit ans;

b) dont les facultés mentales ont été jugées altérées par un tribunal, même étranger;

c) qui a le statut de failli;

d) qui n’est pas une personne physique;

d.1) qui est un employé de l’Office;

e) qui est mandataire ou employée de Sa Majesté du chef du Canada;

f) qui est membre du Sénat ou de la Chambre des communes, ou d’une législature provinciale;

g) qui, selon le cas :

(i) est en droit de recevoir, ou s’est vu accorder, une pension de retraite au titre de la Loi sur la pension de la fonction publique, de la Loi sur la pension de retraite des Forces canadiennes ou de la Loi sur la pension de retraite de la Gendarmerie royale du Canada,

(ii) est en droit de recevoir, ou s’est vu accorder, une pension de retraite d’un type réglementaire, payable sur le Trésor et imputée à tout compte de pension de retraite ou à tout autre compte ouvert parmi les comptes du Canada ou payable sur un fonds,

(iii)  est assujettie à un fonds ou à un régime de retraite ou de pension aux termes duquel elle peut devenir admissible à une prestation visée aux sous- alinéas (i) ou (ii);

Current to January 25, 2023 Last amended on December 31, 2017	5	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management Board of Directors Sections 6-8	Office d’investissement des régimes de pensions du secteur public Gestion Conseil d’administration Articles 6-8
(h) a person who is an agent or employee of the government of a foreign country or any political subdivision of a foreign country; and

(i) a person who is not a resident of Canada.
1999, c. 34, s. 6; 2009, c. 2, s. 382; 2010, c. 12, s. 1763.

Principal duties

7 (1) Subject to this Act, the board of directors shall manage or supervise the management of the business and affairs of the Board.

Specific duties

(2) Without limiting the generality of subsection (1), the board of directors shall

(a) on an annual basis, establish written investment policies, standards and procedures for each fund that the Board manages;

(b) monitor the officers and employees of the Board to ensure compliance with the investment policies, standards and procedures established under paragraph (a);

(c) prepare or have prepared financial statements for each fund on a quarterly and on an annual basis in accordance with this Act;

(d) establish procedures for the identification of real or potential conflicts of interest and procedures to resolve those conflicts;

(e) establish a code of conduct for officers and employees of the Board; and

(f) designate a committee of the board of directors to monitor application of the conflict of interest procedures and the code of conduct.

Power to delegate
8 (1) Subject to subsection (2) and the by-laws, the board of directors may delegate to the Chairperson, to a committee of the board of directors or to any officer of the Board any of the powers or duties of the board of directors.

Limits on power
(2) The board of directors may not delegate the power to

(a) adopt, amend or repeal by-laws;

(b) establish the Board’s investment policies, standards and procedures;

(c) fill a vacancy in a committee of directors;
h) qui est employée d’un gouvernement d’un pays étranger ou de l’une de ses subdivisions politiques ou en est le mandataire;

i) qui n’est pas résidente du Canada.
1999, ch. 34, art. 6; 2009, ch. 2, art. 382; 2010, ch. 12, art. 1763.

Obligation de gérer

7 (1) Sous réserve des autres dispositions de la présente loi, le conseil d’administration assure ou surveille la gestion des affaires et activités de l’Office.

Obligations précises
(2) Le conseil d’administration doit, notamment :

a) établir, sur une base annuelle, des principes, normes et procédures en matière de placement pour chaque fonds dont l’Office est chargé de la gestion;

b) surveiller le personnel et faire en sorte qu’il se conforme à ces principes, normes et procédures;

c) établir ou faire établir, pour chaque fonds, des états financiers trimestriels et annuels en conformité avec la présente loi;

d) instituer des mécanismes de détection et de résolution des conflits d’intérêts réels ou potentiels;

e) formuler un code de déontologie pour le personnel;

f) désigner l’un des comités du conseil d’administration pour surveiller l’application de ce code et des mécanismes visés à l’alinéa d).
Délégation
8 (1) Le conseil d’administration peut, sous réserve des règlements administratifs, déléguer ses pouvoirs à un de ses comités, au président ou à un dirigeant de l’Office.

Interdictions
(2) Il ne peut toutefois déléguer les pouvoirs suivants :

a) prendre, modifier ou abroger des règlements administratifs;

b) établir des principes, normes et procédures en matière de placement;

Current to January 25, 2023 Last amended on December 31, 2017	6	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management Board of Directors Sections 8-10	Office d’investissement des régimes de pensions du secteur public Gestion Conseil d’administration Articles 8-10
(d) appoint officers to the Board or fix their remuneration; or

(e) approve the annual financial statements of the Board and any other financial statements issued by the Board.

Directors

Appointment of directors
9 (1) Each director shall be appointed by the Governor in Council, on the recommendation of the Minister, to hold office during good behaviour for a term, not exceeding four years, that will ensure, as far as possible, the expiry in any one year of the terms of office of not more than one half of the directors.

Recommendations from list of nominating committee
(2) The recommendation of the Minister under subsection (1) shall be made from the list of qualified candidates proposed by the nominating committee established under section 10.
1999, c. 34, s. 9; 2006, c. 9, s. 296.

Nominating committee

10 (1) The Minister shall establish a nominating committee to establish a list of qualified candidates for proposed appointment as directors. The committee shall consist of eight members appointed as follows:

(a) an independent chairperson appointed by the Minister after consulting with the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness who, at the time of appointment,

(i) is not entitled to nor has been granted a pension benefit under the Public Service Superannuation Act, the Canadian Forces Superannuation Act or the Royal Canadian Mounted Police Superannuation Act,

(ii) is neither entitled to nor has been granted a superannuation or pension benefit of a prescribed kind that is payable out of the Consolidated Revenue Fund and is chargeable to a Superannuation Account or another account in the accounts of Canada or is payable out of a fund, and

(iii) is not subject to a superannuation or pension fund or plan under which he or she may become entitled to a benefit referred to in subparagraph (i) or (ii);
c) pourvoir les vacances survenues au sein d’un comité d’administrateurs;

d) nommer les dirigeants et fixer leur rémunération;

e) approuver les états financiers annuels et autres de l’Office.

Administrateurs

Durée du mandat
9 (1) Les administrateurs sont, sur recommandation du ministre, nommés à titre inamovible par le gouverneur en conseil pour des mandats respectifs de quatre ans au maximum, ces mandats étant, dans la mesure du possible, échelonnés de manière que leur expiration au cours d’une même année touche au plus la moitié d’entre eux.

Recommandation du ministre
(2) Le ministre ne peut recommander que des candidats figurant sur la liste établie par le comité constitué en vertu de l’article 10.
1999, ch. 34, art. 9; 2006, ch. 9, art. 296.

Comité
10 (1) Le ministre constitue un comité chargé d’établir une liste de personnes compétentes pour remplir les fonctions d’administrateur. Le comité est composé des huit membres suivants :

a) un président indépendant qui est nommé par le ministre après consultation du ministre de la Défense nationale et du ministre de la Sécurité publique et de la Protection civile et qui, au moment de sa nomination, remplit les conditions suivantes :

(i) il n’est pas en droit de recevoir — ni ne s’est vu accorder — une pension de retraite au titre de la Loi sur la pension de la fonction publique, de la Loi sur la pension de retraite des Forces canadiennes ou de la Loi sur la pension de retraite de la Gendarmerie royale du Canada,

(ii) il n’est pas en droit de recevoir — ni ne s’est vu accorder — une pension de retraite d’un type réglementaire, payable sur le Trésor et imputée à tout compte de pension de retraite ou à tout autre compte ouvert parmi les comptes du Canada, ou payable sur un fonds,

(iii) il n’est pas assujetti à un fonds ou un régime de retraite ou de pension aux termes duquel il peut devenir admissible à une prestation visée aux sousalinéas (i) ou (ii);

Current to January 25, 2023 Last amended on December 31, 2017	7	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management Directors Sections 10-11	Office d’investissement des régimes de pensions du secteur public Gestion Administration Articles 10-11
(b) two members appointed by the Minister, after the Minister has received recommendations from the advisory committee referred to in section 41 of the Public Service Superannuation Act, one of whom must represent persons employed in the public service within the meaning of that Act;

(c) one member appointed by the Minister who is in receipt of a pension under any of the Canadian Forces Superannuation Act, the Public Service Superannuation Act and the Royal Canadian Mounted Police Superannuation Act;

(d) two members appointed by the Minister of National Defence after that minister has received recommendations from the advisory committee referred to in section 49.1 of the Canadian Forces Superannuation Act; and

(e) two members appointed by the Minister of Public Safety and Emergency Preparedness after that minister has received recommendations from the advisory committee referred to in section 25.1 of the Royal Canadian Mounted Police Superannuation Act.

Term of office
(2) The members of the nominating committee hold office for five years and are eligible for reappointment for one or more additional terms.

Removal
(3) The Minister who appoints a member may remove that member at any time.

Disqualified persons
(4) When the nominating committee is establishing a list of suitable candidates for appointment as directors, it shall take into account that the persons referred to in subsection 6(2) are not eligible to be directors.

Factors for consideration
(5) When the nominating committee is establishing a list of qualified candidates for proposed appointment as directors, it shall have regard to the desirability of having on the board of directors a sufficient number of directors with proven financial ability or relevant work experience such that the Board will be able to effectively achieve its objects.
1999, c. 34, s. 10; 2003, c. 22, s. 225(E); 2005, c. 10, s. 34.

Reappointment of directors
11 (1) A director is eligible for reappointment for one or more additional terms of office.
b) deux membres nommés par le ministre, après recommandation du comité consultatif visé à l’article 41 de la Loi sur la pension de la fonction publique, dont l’un doit représenter les personnes employées dans la fonction publique, au sens de cette loi;

c) un membre que le ministre choisit parmi les personnes recevant une pension au titre de la Loi sur la pension de retraite des Forces canadiennes, de la Loi sur la pension de la fonction publique ou de la Loi sur la pension de retraite de la Gendarmerie royale du Canada;

d) deux membres nommés par le ministre de la Défense nationale, après recommandation du comité consultatif visé à l’article 49.1 de la Loi sur la pension de retraite des Forces canadiennes;

e) deux membres nommés par le ministre de la Sécurité publique et de la Protection civile, après recommandation du comité consultatif visé à l’article 25.1 de la Loi sur la pension de retraite de la Gendarmerie royale du Canada.

Nouveau mandat
2) Le mandat des membres du comité est d’une durée de cinq ans et est renouvelable plus d’une fois.

Révocation
3) Les membres du comité sont nommés à titre amovible.

Personnes inadmissibles
4) Dans le cadre de l’établissement de la liste, le comité tient compte du fait que ne peut être nommée à un poste d’administrateur toute personne visée au paragraphe 6(2).

Compétence
(5) Dans le cadre de l’établissement de la liste, le comité tente d’assurer, autant que faire se peut, la présence au conseil d’un nombre suffisant de personnes ayant une compétence financière reconnue ou une expérience de travail propre à aider l’Office à accomplir sa mission avec efficacité.
1999, ch. 34, art. 10; 2003, ch. 22, art. 225(A); 2005, ch. 10, art. 34.

Nouveau mandat
11 (1) Le mandat des administrateurs est renouvelable plus d’une fois.

Current to January 25, 2023 Last amended on December 31, 2017	8	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management Directors Sections 11-14	Office d’investissement des régimes de pensions du secteur public Gestion Administration Articles 11-14
Removal
(2) The Governor in Council may remove a director for cause.

Continuation in office
(3) If no person is appointed to take office as a director on the expiry of the term of an incumbent director, the incumbent director continues in office until a successor is appointed.

Vacancy
(4) If a person ceases to be a director during the term for which the person was appointed, the Minister shall consult the list established by the nominating committee and shall appoint a qualified person to hold office as a director for the remainder of the term.

Remuneration of directors
12 A director is entitled to receive from the Board the remuneration that may be fixed by the by-laws, which re- muneration shall be fixed having regard to the remuneration received by persons having similar responsibilities and engaged in similar activities.

Resignation
13 (1) The resignation of a director becomes effective at the time the Board receives a written resignation or at the time specified in the resignation, whichever is later.

Copy of resignation
(2) The Board shall send a copy of a director’s resignation to the Clerk of the Privy Council within 15 days after receiving it.

Chairperson

Chairperson
14 (1) The Governor in Council shall, on the recommendation of the Minister after the Minister has consulted with the board of directors, the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness, designate one of the directors as Chairperson to hold office during good behaviour.

Removal
(2) The Governor in Council may remove the Chairperson for cause.
Révocation
(2) Un administrateur peut faire l’objet d’une révocation motivée de la part du gouverneur en conseil.

Prolongation du mandat
(3) S’il n’est pas pourvu à sa succession, le mandat de l’administrateur se prolonge jusqu’à la nomination de son remplaçant.

Vacance en cours de mandat
(4) En cas de vacance en cours de mandat, le ministre nomme une personne compétente pour le reste du mandat après avoir tenu compte de la liste établie par le comité.

Rémunération des administrateurs
12 Les administrateurs reçoivent de l’Office la rémunération fixée par règlement administratif compte tenu de la rémunération accordée aux personnes ayant des fonctions et des responsabilités semblables.

Date de prise d’effet de la démission
13 (1) La démission d’un administrateur prend effet au moment où l’Office en reçoit un avis écrit ou, si elle est ultérieure, à la date que précise celui-ci.

Double de la démission
(2) Dans les quinze jours suivant la réception de l’avis, l’Office en envoie copie au greffier du Conseil privé.

Président

Président

14 (1) Sur recommandation du ministre faite après consultation des administrateurs, du ministre de la Dé- fense nationale et du ministre de la Sécurité publique et de la Protection civile, le gouverneur en conseil désigne, à titre inamovible, l’un des administrateurs au poste de président.

Révocation
(2) Le président peut faire l’objet d’une révocation motivée de la part du gouverneur en conseil.

Current to January 25, 2023 Last amended on December 31, 2017	9	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

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Presiding at meetings
(3) The Chairperson shall preside at all meetings of the board of directors and may exercise the powers and perform the duties and functions that are specified by the board of directors.

Replacement of Chairperson
(4) If the Chairperson is absent at any meeting of the board of directors, one of the directors present who is chosen to so act by the directors present shall preside and have all the powers, duties and functions of the Chairperson.

Incapacity of Chairperson
(5) If the Chairperson is incapable of performing his or her duties or there is a vacancy in the office of Chairperson, the Minister may designate another director to exercise the powers and perform the duties and functions of the Chairperson.

Remuneration of Chairperson
(6) The Chairperson is entitled to receive from the Board the remuneration that may be fixed by the by-laws, which remuneration shall be fixed having regard to the remuneration received by persons having similar responsibilities and engaged in similar activities.
1999, c. 34, s. 14; 2005, c. 10, s. 34

Officers

Appointment of officers
15 (1) The board of directors may, subject to the bylaws, designate the offices of the Board, appoint officers of the Board and specify their duties.

Directors not officers
(2) A director is not eligible to be appointed an officer of the Board.

Two or more offices
(3) A person may hold two or more offices of the Board.

Standard

Obligation

16 (1) Every director and officer of the Board in exercising any of the powers of a director or an officer and in discharging any of the duties of a director or an officer shall

(a) act honestly and in good faith with a view to the best interests of the Board; and
Présidence des réunions
(3) Il préside les réunions du conseil et exerce les attributions que celui-ci lui délègue.

Absence du président
(4) En cas d’absence du président, les administrateurs présents choisissent l’un d’entre eux pour présider la réunion et exercer les attributions du président.

Empêchement du président
(5) En cas d’empêchement du président ou de vacance de son poste, le ministre désigne l’un des administrateurs pour exercer les attributions du président.

Rémunération du président
(6) Le président reçoit de l’Office la rémunération fixée par règlement administratif compte tenu de la rémunération accordée aux personnes ayant des fonctions et des responsabilités semblables.
1999, ch. 34, art. 14; 2005, ch. 10, art. 34.

Dirigeants

Nomination des dirigeants

15 (1) Le conseil d’administration peut, sous réserve des règlements administratifs, établir les postes de direc- tion, en nommer les titulaires et préciser les fonctions de ceux-ci.

Incompatibilité
(2) Les administrateurs ne peuvent être nommés à des postes de direction.

Cumul de postes
(3) La même personne peut occuper plusieurs postes de
direction.

Diligence

Obligations
16 (1) Les administrateurs et les dirigeants doivent, dans l’exercice de leurs fonctions, agir :

a) avec intégrité et de bonne foi, pour servir au mieux les intérêts de l’Office;

Current to January 25, 2023 Last amended on December 31, 2017	10	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management Standard Sections 16-18	Office d’investissement des régimes de pensions du secteur public Gestion Diligence Articles 16-18
(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Special knowledge or skill
(2) A director or officer of the Board who in fact possesses, or by reason of profession or business ought to possess, a particular level of knowledge or skill relevant to the director’s or officer’s powers or duties shall employ that particular level of knowledge or skill in the exercise of those powers or the discharge of those duties.

Reliance on statements
(3) A director or an officer of the Board is deemed to comply with subsections (1) and (2) if he or she relies in good faith on

(a) financial statements of the Board represented by an officer of the Board, or represented in a written report of the Board’s auditor, to be a fair reflection of the financial condition of the Board; or

(b) a report of an accountant, lawyer, notary or other professional person whose profession lends credibility to a statement made by the person.

Duty to comply
17 (1) Every director, officer and employee of the Board shall comply with this Act and the by-laws.

No exculpation
(2) No provision in any contract, in any resolution of the Board or in the by-laws relieves any director, officer or employee of the Board from the duty to act in accordance with this Act or relieves a director, officer or employee from liability for a breach of the Act.

Directors’ and officers’ insurance
18 (1) The Board may purchase and maintain insurance for the benefit of a director or officer of the Board, a for- mer director or officer of the Board, or any person who acts or acted at the Board’s request as a director or officer of an entity of which the Board is or was a shareholder or in which the Board has or had a financial interest — and the personal representatives of that person — against any liability incurred by the person in that capacity unless the liability relates to a failure to act honestly and in good faith.
b) avec le soin, la diligence et la compétence dont ferait preuve, en pareilles circonstances, une personne prudente.

Compétences
(2) L’administrateur ou le dirigeant qui a ou devrait avoir, compte tenu de sa profession ou de son entreprise, des connaissances ou aptitudes utiles dans l’exercice de ses fonctions est tenu de les mettre en œuvre.

Exception
(3) Est réputé avoir agi en conformité avec les paragraphes (1) et (2) l’administrateur ou le dirigeant qui s’appuie de bonne foi sur :

a) des états financiers de l’Office reflétant fidèlement la situation de celui-ci, d’après l’un des dirigeants ou d’après le rapport écrit du vérificateur;

b) tout rapport des personnes dont la profession donne une certaine crédibilité aux déclarations qu’elles font, notamment les avocats, notaires ou comptables.

Observation
17 (1) Les administrateurs, dirigeants et employés sont tenus d’observer la présente loi ainsi que les règlements administratifs de l’Office.

Obligation absolue
(2) Aucune disposition d’un contrat, d’une résolution ou d’un règlement administratif ne peut exonérer les administrateurs, les dirigeants ou les employés de l’obligation d’observer la présente loi ni de la responsabilité découlant d’un manquement à cette obligation.

Assurance des administrateurs et dirigeants
18 (1) L’Office peut souscrire au profit de ses administrateurs ou ses dirigeants ou de leurs prédécesseurs, ainsi que des personnes qui, à sa demande, agissent ou ont agi en cette qualité pour une entité dont il est ou était actionnaire ou dans laquelle il a ou a eu un intérêt financier, une assurance couvrant la responsabilité encourue en leur qualité d’administrateur ou de dirigeant, sauf lorsque cette responsabilité est liée au fait qu’ils n’ont pas agi avec intégrité et de bonne foi. Il peut également le faire au profit de leur représentant.

Current to January 25, 2023 Last amended on December 31, 2017	11	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management Standard Sections 18-20	Office d’investissement des régimes de pensions du secteur public Gestion Diligence Articles 18-20
If no insurance
(2) If the Board does not purchase and maintain insurance under subsection (1), the Board shall indemnify each person referred to in that subsection, out of the funds, against any liability incurred by the person in that capacity, so long as the person acted honestly and in good faith.

Decisions of Board of Directors

Decisions
19 Apart from the meeting required by section 49, the board of directors, or any committee of the board of directors, need not have any meetings unless required to do so by the by-laws. It shall make decisions by majority vote of a quorum of members, either in person or otherwise, in accordance with the by-laws.

Conflicts of Interest

Disclosure of director’s interest
20 (1) A director or officer of the Board shall disclose in writing to the Board or request to have entered in the minutes of a meeting of the board of directors or one of its committees the nature and extent of the director’s or officer’s interest, as prescribed,

(a) as a party to a transaction or proposed transaction with the Board; or

(b) as a director or an officer of any entity that is a party to a transaction or proposed transaction with the Board or as a person who holds a material interest in any such entity.

Time of disclosure for director
(2) The disclosure must be made, in the case of a director,

(a) at the meeting at which a proposed transaction is first considered;

(b) if the director was not at the time of that meeting interested in a proposed transaction, at the first meeting after the director becomes so interested;

(c) if the director becomes interested after a transaction is made, at the first meeting after the director becomes so interested; or

(d) if a person who is interested in a transaction later becomes a director, at the first meeting after the person becomes a director.
Absence d’assurance
(2) S’il ne souscrit pas d’assurance couvrant la responsabilité de la personne visée au paragraphe (1), l’Office l’indemnise du dommage découlant de sa responsabilité encourue en qualité d’administrateur ou de dirigeant si elle a agi avec intégrité et de bonne foi.

Décisions

Décisions
19 Sauf application de l’article 49, le conseil d’administration et ses comités n’ont pas à tenir de réunion à moins que les règlements administratifs ne l’exigent. Les décisions sont prises à la majorité des membres formant quorum — qu’ils soient présents ou participent autrement à la réunion — en conformité avec les règlements.

Conflit d’intérêts

Communication des intérêts
20 (1) Doit communiquer par écrit à l’Office la nature et l’étendue de l’intérêt, selon les règlements, qu’il détient — ou demander qu’elles soient consignées au procès-verbal d’une réunion du conseil d’administration ou d’un de ses comités — l’administrateur ou le dirigeant qui est :

a) soit partie à une transaction ou à un projet de transaction avec l’Office;

b) soit administrateur ou dirigeant d’une entité partie à une telle transaction ou un tel projet, ou qui possède un intérêt important dans cette entité.

Moment de la communication dans le cas d’un administrateur
(2) La communication se fait, dans le cas d’un administrateur, lors de la première réunion :

a) au cours de laquelle le projet de transaction est étudié;

b) suivant le moment où l’administrateur qui n’avait aucun intérêt dans le projet de transaction en acquiert un;

c) suivant le moment où l’administrateur acquiert un intérêt dans la transaction après sa conclusion;

d) suivant le moment où devient administrateur une personne ayant déjà un intérêt dans la transaction.

Current to January 25, 2023 Last amended on December 31, 2017	12	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management Conflicts of Interest Sections 20	Office d’investissement des régimes de pensions du secteur public Gestion Conflit d’intérêts Articles 20
Time of disclosure for officer
(3) The disclosure must be made, in the case of an officer,

(a) without delay after the officer becomes aware that the transaction or proposed transaction is to be considered or has been considered at a meeting of the board of directors or one of its committees;

(b) if the officer becomes interested after the transaction is made, without delay after the officer becomes so interested; or

(c) if a person who is interested in the transaction later becomes an officer, without delay after the person becomes an officer.

Time of disclosure for director or officer
(4) If a transaction or proposed transaction is one that, in the ordinary course of the Board’s business, would not require approval by the board of directors, a director or officer shall disclose in writing to the Board or request to have entered in the minutes of a meeting of the board of directors or one of its committees the nature and extent of the interest of the director or officer without delay after the director or officer becomes aware of the transaction or proposed transaction.

Voting
(5) A director referred to in subsection (1) shall not vote on a resolution or participate in a discussion to approve the transaction mentioned in that subsection unless the transaction is

(a) one relating primarily to the director’s remuneration as a director of the Board or one of its subsidiaries;

(b) one for insurance or indemnity under section 18; or

(c) one with a subsidiary.

Continuing disclosure
(6) For the purposes of this section, a general notice to the board of directors or to one of its committees by a director or officer, declaring that the director or officer is a director or officer of, or has a material interest in, an entity and is to be regarded as interested in any transaction made with that entity, is a sufficient declaration of interest in relation to any transaction so made.
Moment de la communication dans le cas d’un dirigeant
(3) Le dirigeant doit, pour sa part, effectuer la communication sans délai après :

a) avoir appris que la transaction ou le projet a été ou sera examiné lors d’une réunion du conseil d’administration ou d’un de ses comités;

b) avoir acquis l’intérêt, s’il l’acquiert après la conclusion de la transaction;

c) être devenu dirigeant, lorsqu’il détient déjà un intérêt.

Moment de la communication dans les autres cas
(4) Si la transaction ou le projet ne requiert pas normalement l’approbation du conseil d’administration, la règle énoncée au paragraphe (1) s’applique dès que l’administrateur ou le dirigeant a connaissance de la transaction ou du projet.

Vote
(5) L’administrateur visé au paragraphe (1) ne peut participer ni au vote ni aux discussions sur la résolution présentée pour faire approuver la transaction, sauf si celle-ci vise :

a) essentiellement sa rémunération en qualité d’administrateur de l’Office ou d’une de ses filiales;

b) l’assurance ou l’indemnité visées à l’article 18;

c) une filiale de l’Office.

Déclaration d’intérêt
(6) Pour l’application du présent article, il suffit, pour déclarer l’intérêt qu’il détient relativement à une transaction, que l’administrateur ou le dirigeant de l’Office donne au conseil d’administration, ou à un de ses comités, un avis général les informant qu’il est administrateur ou dirigeant d’une entité ou possède dans celle-ci un intérêt important et doit être considéré comme ayant un intérêt dans toute transaction conclue avec elle.

Current to January 25, 2023 Last amended on December 31, 2017	13	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management Conflicts of Interest Sections 20-22	Office d’investissement des régimes de pensions du secteur public Gestion Conflit d’intérêts Articles 20-22
Avoidance standards
(7) A transaction between the Board and one or more of its directors or officers, or between the Board and another entity of which a director or officer of the Board is a director or officer or in which a director or officer of the Board has a material interest, is not null, void or voidable by reason only of that relationship or by reason only that a director with an interest in the transaction is present at or is counted to determine the presence of a quorum at a meeting of the board of directors or on one its committees that authorized the transaction, if

(a) the director or officer disclosed the interest in accordance with subsection (2), (3), (4) or (6);

(b) the transaction was approved by the directors; and

(c) the transaction was reasonable and fair to the Board at the time it was approved.

Application to court
(8) If a director or officer of the Board fails to disclose an interest in a transaction in accordance with this section, a court may, on the application of the Board, set aside the transaction on any terms that it thinks fit.

Meaning of transaction
(9) In this section, transaction includes a contract, a guarantee and an investment.

General

No constructive notice
21 No person dealing with the Board or with any person who has acquired rights from the Board is deemed to have notice or knowledge of the contents of a document, other than an Act of Parliament or any instrument required to be published in the Canada Gazette pursuant to the Statutory Instruments Act, concerning the Board by reason only that the document is available at the head office of the Board or has been made public.

Validity of acts
22 An act of the Chairperson or other director of the Board, or of the chief executive officer or other officer of the Board, is not invalid by reason only of an irregularity in that person’s appointment or a defect in that person’s qualifications.
Normes relatives à la nullité
(7) Aucune transaction entre l’Office et soit l’un de ses administrateurs ou dirigeants, soit une autre entité dont est également administrateur ou dirigeant l’un de ses administrateurs ou dirigeants ou dans laquelle celui-ci a un intérêt important, n’est entachée de nullité pour ce seul motif ou au motif que l’un de ces administrateurs est présent ou permet d’atteindre le quorum requis à la réunion du conseil d’administration ou du comité qui a autorisé la transaction, si, d’une part, l’administrateur ou le dirigeant a communiqué ou déclaré son intérêt conformément aux paragraphes (2), (3), (4) ou (6) et les administrateurs de l’Office ont approuvé la transaction, et, d’autre part, celle-ci était, à cette époque, équitable pour lui.

Demande au tribunal
(8) Lorsque l’un des administrateurs ou dirigeants a omis, en violation du présent article, de révéler son intérêt dans une transaction, le tribunal peut, à la demande de l’Office, annuler la transaction selon les modalités qu’il estime indiquées.

Définition de transaction
(9) Pour l’application du présent article, transaction s’entend notamment d’un contrat, d’une garantie ou d’un placement.

Dispositions générales

Règle d’interprétation
21 Les personnes qui traitent avec l’Office ou ses ayants droit ne sont pas présumées avoir connaissance du contenu d’un document concernant l’Office, sauf une loi fédérale ou un texte qui doit être publié dans la Gazette du Canada en application de la Loi sur les textes régle- mentaires, du seul fait que ce document a été rendu public ou qu’on peut l’obtenir au siège de l’Office.

Validité
22 Une irrégularité dans leur nomination ou le fait qu’ils ne satisfont pas à toutes les conditions d’aptitude ne porte pas en soi atteinte à la validité des actes d’un administrateur, du président, du premier dirigeant ou d’un autre dirigeant de l’Office.

Current to January 25, 2023 Last amended on December 31, 2017	14	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Management General Sections 23-25	Office d’investissement des régimes de pensions du secteur public Gestion Dispositions générales Articles 23-25
Assertions
23 The Board may not assert against a person dealing with the Board — or with a person who has acquired rights from the Board — other than one who has knowledge that the facts asserted are true

(a) that this Act or the by-laws have not been complied with; or

(b) that a document issued by a director, officer or an agent or mandatary of the Board having apparent authority to issue the document is not valid or genuine by reason only that the person who issued the document lacked actual authority to issue the document.

By-laws

By-laws

24 (1) The board of directors may make by-laws that are consistent with this Act to govern the conduct and management of the Board’s business and affairs, including by-laws

(a) for the administration, management and control of the Board’s property;

(b) governing the calling of meetings of the board of directors and its committees, the time and place of those meetings and the quorum and procedure in all matters relating to those meetings;

(c) respecting the functions, duties and remuneration of the directors, officers and employees of the Board; and

(d) respecting the establishment of committees of the board of directors and the appointment of members to those committees.

Effective date
(2) A by-law is effective as soon as it is made or on a later date that may be stated in the by-law to be its effective date.

Copy to ministers
25 (1) The board of directors shall provide a copy of every by-law and every amendment to or repeal of any bylaw to the Minister, the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness within 14 days after its effective date.
Opposabilité interdite
23 L’Office ne peut opposer à des personnes qui traitent avec lui ou ses ayants droit — sauf si elles ont connaissance de la réalité — le fait que :

a) la présente loi ou ses règlements administratifs n’ont pas été observés;

b) un document délivré par un de ses administrateurs, dirigeants ou mandataires apparemment habilité à le faire n’est pas valide ou authentique pour le seul motif que l’intéressé n’avait pas le pouvoir nécessaire.

Règlements administratifs

Règlements administratifs

24 (1) Le conseil d’administration peut, par règlement administratif compatible avec la présente loi, régir la conduite de ses travaux et la gestion de ses affaires, notamment en ce qui touche :

a) la gestion et la disposition de ses biens;

b) la convocation de ses réunions et de celles de ses comités, les dates, heures et lieux de celles-ci, ainsi que le quorum et la procédure à suivre pour ces réunions;

c) les attributions des administrateurs, dirigeants et employés et leur rémunération;

d) la constitution de ses comités et la désignation de leurs membres.

Prise d’effet
(2) Les règlements administratifs prennent effet dès leur adoption par le conseil d’administration ou à la date ultérieure qu’il peut y fixer.

Copie au ministre
25 (1) Le conseil d’administration envoie au ministre, au ministre de la Défense nationale et au ministre de la Sécurité publique et de la Protection civile des copies du règlement administratif ou, le cas échéant, de son abrogation ou de toute modification dans les quatorze jours suivant sa prise d’effet.

Current to January 25, 2023 Last amended on December 31, 2017	15	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board By-laws Sections 25-28	Office d’investissement des régimes de pensions du secteur public Règlements administratifs Articles 25-28
By-laws available to the public
(2) A copy of every by-law shall be kept at the head office of the Board. Anyone is entitled, during the usual business hours of the Board, to examine the by-laws and, on payment of a reasonable fee, to make copies of or take extracts from them.
1999, c. 34, s. 25; 2005, c. 10, s. 34.
Statutory Instruments Act does not apply
26 The Statutory Instruments Act does not apply in respect of by-laws.

Committees

Establishment

Audit and investment committees
27 (1) The board of directors shall establish an audit committee and an investment committee.

Restriction — audit committee
(1.1) None of the members of the audit committee may be officers or employees of the Board or any of its affiliates, within the meaning of section 83 of the Financial Administration Act.

Other committees
(2) The board of directors may establish the other committees that it considers necessary and assign to them the duties that it considers appropriate.
1999, c. 34, s. 27; 2006, c. 9, s. 297.
Audit Committee

Duties of audit committee
28 The audit committee shall

(a) require the Board’s management to implement and maintain appropriate internal control procedures;

(b) review, evaluate and approve those internal control procedures;

(c) review and approve the Board’s annual financial statements and report to the board of directors before those statements are approved by the board of directors;
Copie au siège social
(2) L’Office conserve à son siège une copie des règlements administratifs, que l’on peut consulter pendant les heures normales d’ouverture et, sur paiement d’un droit raisonnable, photocopier en tout ou en partie.
1999, ch. 34, art. 25; 2005, ch. 10, art. 34.
Statut
26 La Loi sur les textes réglementaires ne s’applique pas aux règlements administratifs pris par le conseil d’administration.

Comités

Constitution

Comités de vérification et de placement
27 (1) Le conseil d’administration doit constituer deux comités chargés respectivement de la vérification et des placements.

Composition du comité de vérification
(1.1) Les dirigeants et employés de l’Office et ceux des personnes morales de son groupe, au sens de l’article 83 de la Loi sur la gestion des finances publiques, ne peuvent être membres du comité de vérification.

Autres comités
(2) Le conseil d’administration peut, en tant que de besoin, constituer d’autres comités et leur attribuer les fonctions qu’il estime indiquées.
1999, ch. 34, art. 27; 2006, ch. 9, art. 297.
Comité de vérification

Fonctions du comité de vérification
28 Le comité de vérification a pour tâche :

a) de veiller à ce que les mécanismes appropriés de contrôle interne soient mis en place par la direction de l’Office;

b) de revoir, d’évaluer et d’approuver ces mécanismes;

c) d’examiner les états financiers annuels de l’Office, de les approuver et d’en faire rapport au conseil d’administration avant leur approbation par celui-ci;

d) de rencontrer le vérificateur pour discuter de son rapport et des états financiers annuels;

Current to January 25, 2023 Last amended on December 31, 2017	16	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Committees Audit Committee Sections 28-31	Office d’investissement des régimes de pensions du secteur public Comités Comité de vérification Articles 28-31
(a) meet with the Board’s auditor to discuss the Board’s annual financial statements and the auditor’s report;

(b) review all investments and transactions that could adversely affect the return on the Board’s investments that are brought to the committee’s attention by the Board’s auditor or officers;

(c) meet with the chief internal auditor of the Board, or with the person acting in a similar capacity, and with the Board’s management, to discuss the effectiveness of the internal control procedures; and

(d) perform the other duties that the board of directors assigns to it.

Audit committee may request consideration of matters
29 The board of directors shall consider, on request of the audit committee, a matter of concern to the committee.

Auditor’s right to attend meetings
30 (1) The Board’s auditor is entitled to receive notice of and to attend meetings of the board of directors and meetings of the audit committee, at the Board’s expense, and to be heard at those meetings on matters relating to the auditor’s duties.

Rights if no meeting
(2) If the board of directors or the audit committee proposes to make a decision with respect to matters referred to in subsection (1) without holding a meeting, the auditor is entitled to notice of a proposed decision to be made by the board or the committee and the proposed decision shall not be made until the auditor has been given the opportunity to make submissions on the matter in writing, in accordance with the by-laws.

Requiring auditor’s attendance
(3) The Board’s auditor shall attend meetings of the audit committee, if requested to do so by a member of the audit committee — and shall attend meetings of the board of directors, if requested to do so by a director — at the Board’s expense.

Investment Committee

Duties of investment committee
31 The investment committee shall

(a) perform the duties that are assigned to it by the board of directors;
a) de vérifier tous les placements et opérations susceptibles de nuire au rendement sur le capital investi que le vérificateur ou un dirigeant porte à son attention;

b) de rencontrer le vérificateur en chef interne, ou la personne exerçant des fonctions analogues, ainsi que la direction de l’Office, pour discuter de l’efficacité des mécanismes de contrôle interne;

c) de remplir les autres fonctions que le conseil d’administration lui attribue.

Réunions des administrateurs
29 Sur demande du comité de vérification, le conseil d’administration est tenu d’étudier les questions qui intéressent le comité.

Présence du vérificateur
30 (1) Le vérificateur doit recevoir avis de chacune des réunions du conseil d’administration et du comité de vérification; il a le droit d’y assister, aux frais de l’Office, et d’y être entendu sur les questions qui relèvent de son mandat.

Droit du vérificateur
(2) Si le conseil d’administration ou le comité de vérification se propose de prendre une décision relativement à une question visée au paragraphe (1) sans tenir de réunion, le vérificateur a le droit de recevoir copie de la décision projetée. Elle ne peut être prise avant que celuici ait eu la possibilité de présenter ses observations par écrit, conformément aux règlements administratifs.

Présence obligatoire
(3) Le vérificateur est en outre tenu, sur demande, selon le cas, d’un membre du comité de vérification ou d’un administrateur, d’assister, aux frais de l’Office, aux réunions du comité ou du conseil d’administration.

Comité de placement

Fonction du comité de placement
31 Le comité de placement s’acquitte des tâches suivantes :

Current to January 25, 2023 Last amended on December 31, 2017	17	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Committees Investment Committee Sections 31-34	Office d’investissement des régimes de pensions du secteur public Comités Comité de placement Articles 31-34
(b) approve the engagement of investment managers empowered with discretionary authority to invest the assets of the Board;

(c) meet with the officers and employees of the Board to discuss the effectiveness of the Board’s investment policies and the achievement of the Board’s objects;

(d)  require management to implement and maintain appropriate procedures to

(i) monitor the application of the Board’s investment policies, standards and procedures, and

(ii) ensure that the Board’s agents and mandataries comply with this Act and the Board’s investment policies, standards and procedures; and

(e) review, evaluate and approve management’s procedures referred to in paragraph (d).

Investments

Investment policies, standards and procedures
32 Subject to the regulations, the board of directors shall establish, and the Board and its subsidiaries shall adhere to, investment policies, standards and procedures that a person of ordinary prudence would exercise in dealing with the property of others.

Duty of investment managers

33 Every investment manager who invests the assets of the Board shall do so in accordance with this Act and the Board’s investment policies, standards and procedures.

Financial Management
Financial year
34 The financial year of the Board is the period beginning on April 1 in one calendar year and ending on March 31 in the next calendar year.

Financial Management

Financial Year
Financial year
34 The financial year of the Board is the period beginning on April 1 in one calendar year and ending on March 31 in the next calendar year.
a) il exerce les fonctions qui lui sont déléguées par le conseil d’administration;

b) il approuve les contrats des conseillers en placement engagés par l’Office avec tous pouvoirs en matière de placement;

c)  il rencontre les membres du personnel de l’Office afin de discuter avec eux de l’efficacité des politiques de placement de l’Office et de la réalisation de sa mission;

d) il impose à la direction l’obligation d’établir des procédures pour :

(i) surveiller la mise en œuvre des principes, normes et procédures de l’Office en matière de placement,

(ii) faire en sorte que les mandataires de celui-ci s’y conforment de même qu’à la présente loi;

e) il revoit, évalue et approuve les procédures visées à l’alinéa d).

Placements

Normes en matière de placement
32 Sous réserve des règlements, l’Office et ses filiales sont tenus de se conformer aux principes, normes et procédures en matière de placement que le conseil d’administration établit sur le modèle de ceux qu’une personne prudente mettrait en œuvre lorsqu’elle traite avec le bien d’autrui.

Conseillers en placement
33 Les conseillers en placement effectuent leurs placements pour l’Office en conformité avec la présente loi ainsi qu’avec les principes, normes et procédures de l’Office.

Gestion financière

Exercice

Exercice
34 L’exercice de l’Office correspond à la période commençant le 1er avril et se terminant le 31 mars de l’année suivante.

Current to January 25, 2023 Last amended on December 31, 2017	18	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Financial Management Financial Statements Section 35	Office d’investissement des régimes de pensions du secteur public Gestion financière États financiers Article 35
Financial Statements

Books and systems
35 (1) The Board shall, in respect of itself and each of its subsidiaries, cause

(a) books of account and records to be kept for each fund;

(b)financial and management control and information systems and management practices to be maintained; and

(c)  a record of the investments held by each fund during the financial year to be kept, showing

(i)  the book value of each investment,

(ii)  the market value of each investment and the information that would permit the verification of that value, and

(iii) the information that would permit the determination of whether the requirements of this Act and the investment policies, standards and procedures have been met.

Manner in which books, etc., to be kept
(2) The books, records, systems and practices required by subsection (1) shall be kept and maintained in a manner that will provide reasonable assurance that

(a) the Board’s assets and those of its subsidiaries are safeguarded and controlled;

(b) the Board’s transactions and those of its subsidiaries are in accordance with this Act and the bylaws, or the by-laws of its subsidiaries; and

(c) the Board’s financial, human and physical resources and those of its subsidiaries are managed economically and efficiently and that the Board’s operations and those of its subsidiaries are carried out effectively.

Internal audit

(3) The Board shall cause internal audits to be conducted, in respect of itself and each of its subsidiaries, to assess compliance with subsections (1) and (2).

Annual financial statements
(4)   The Board shall cause annual financial statements, in respect of itself and each of its subsidiaries, to be prepared in accordance with generally accepted accounting principles.
États financiers

Documents comptables
(1) L’Office veille, en ce qui concerne tant lui-même que ses filiales :

a) à faire tenir des documents comptables pour chaque fonds;

b) à mettre en œuvre, en matière de finances et de gestion, des moyens de contrôle et d’information et à faire appliquer des méthodes de gestion;

c) à faire tenir pour chaque exercice un registre des placements présentant, pour chaque fonds :

(i) la valeur comptable de chacun d’eux,

(ii) leur valeur marchande et l’information permettant de la vérifier,

(iii) les renseignements permettant de vérifier si les exigences de la présente loi et les principes, normes et procédures en matière de placement ont été res- pectés.

Tenue des documents
(2) Pour l’application du paragraphe (1), l’Office s’efforce d’assurer, dans la mesure du possible et tant pour lui que pour ses filiales :

a) la protection et le contrôle de l’actif;

b) la conformité des opérations avec la présente loi ainsi qu’avec ses règlements administratifs ou ceux des filiales;

c) une gestion économique et efficiente des ressources financières, humaines et matérielles et l’efficacité des opérations.

Vérification interne
(3) Afin de surveiller l’observation des paragraphes (1) et (2), l’Office fait procéder à des vérifications internes de ses opérations et de celles de ses filiales.

États financiers annuels
(4) Il fait établir, à l’égard de lui-même et de ses filiales, des états financiers annuels en conformité avec les principes comptables généralement reconnus.

Current to January 25, 2023 Last amended on December 31, 2017	19	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Financial Management Financial Statements Section 35-46	Office d’investissement des régimes de pensions du secteur public Gestion financière États financiers Articles 35-46
Contents of statements
(5) The annual financial statements shall show the information and particulars that in the opinion of the directors are necessary to present fairly, in accordance with generally accepted accounting principles, the primary source of which is the Handbook of the Chartered Professional Accountants of Canada, the financial position for each fund as at the end of the financial year to which it relates and the results of the operations of the Board for that financial year.

Quarterly financial statements
(6) During each financial year, the Board shall cause quarterly financial statements to be prepared for each three-month period of the year. The quarterly statements shall

(a) show the same information for the most recent three-month period as is required to be set out in the Board’s annual financial statements; and

(b)  show the same information in respect of the part of the year up to the date of the statements in relation to the corresponding period in the preceding financial year.

Approval by board of directors
(7)  The board of directors shall approve the annual financial statements and that approval shall be evidenced by the signature of at least one director of the Board.
1999, c. 34, s. 35; 2017, c. 26, s. 62.

36	[Repealed, 2005, c. 30, s. 48]

37	[Repealed, 2005, c. 30, s. 48]

38	[Repealed, 2005, c. 30, s. 48]

39	[Repealed, 2005, c. 30, s. 48]

40	[Repealed, 2005, c. 30, s. 48]

41	[Repealed, 2005, c. 30, s. 48]

42	[Repealed, 2005, c. 30, s. 48]

43	[Repealed, 2005, c. 30, s. 48]

44	[Repealed, 2005, c. 30, s. 48]

45	[Repealed, 2005, c. 30, s. 48]

46	[Repealed, 2005, c. 30, s. 48]
Contenu des documents
(5) Ces documents contiennent également l’information générale et particulière que le conseil d’administration juge nécessaire pour présenter fidèlement, selon les principes comptables généralement reconnus — principalement ceux qui sont énoncés dans le Manuel de Comptables professionnels agréés du Canada —, la situation financière de chaque fonds à la clôture de l’exercice. Ils contiennent également les résultats des opérations de l’Office.

États financiers trimestriels
(6) Au cours de chaque exercice, l’Office fait établir, pour chacun des quatre trimestres, des états financiers présentant pour la période en cause les mêmes renseignements que dans les états financiers annuels et comportant un état financier comparatif de la partie de l’exercice écoulée et de la période correspondante de l’exercice précédent.

Approbation par le conseil d’administration

(7) Le conseil d’administration de l’Office doit approuver les états financiers annuels, l’approbation étant attestée par la signature d’au moins un administrateur de l’Office.
1999, ch. 34, art. 35; 2017, ch. 26, art. 62.

36	[Abrogé, 2005, ch. 30, art. 48]

37	[Abrogé, 2005, ch. 30, art. 48]

38	[Abrogé, 2005, ch. 30, art. 48]

39	[Abrogé, 2005, ch. 30, art. 48]

40	[Abrogé, 2005, ch. 30, art. 48]

41	[Abrogé, 2005, ch. 30, art. 48]

42	[Abrogé, 2005, ch. 30, art. 48]

43	[Abrogé, 2005, ch. 30, art. 48]

44	[Abrogé, 2005, ch. 30, art. 48]

45	[Abrogé, 2005, ch. 30, art. 48]

46	[Abrogé, 2005, ch. 30, art. 48]

Current to January 25, 2023 Last amended on December 31, 2017	20	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Reporting Sections 47-48	Office d’investissement des régimes de pensions du secteur public Rapports Articles 47-48
Reporting

Quarterly Statements

Statements to go to ministers
47 The Board shall send copies of the quarterly financial statements prepared in accordance with subsection 35(6) to the Minister, the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness within 45 days after the end of the three-month period to which they relate.
1999, c. 34, s. 47; 2005, c. 10, s. 34.

Annual Report

Annual report required
48 (1) The Board shall as soon as possible, but in any case within 90 days after the end of each financial year, provide the Minister, the Minister of National Defence and the Minister of Public Safety and Emergency Preparedness with an annual report on the operations of the Board in that year.

Report available to contributors
(2) The Board shall make the report available to contributors under the Canadian Forces Superannuation Act, the Public Service Superannuation Act, and the Royal Canadian Mounted Police Superannuation Act as soon as is feasible after it is provided to the ministers under subsection (1).

Tabling in Parliament
(3) After receiving the annual report, the Minister shall cause it to be laid before each House of Parliament on any of the next 15 days during which that House is sitting.

Contents

(4) The annual report shall contain

(a) the financial statements for the financial year prepared as required under section 35;

(b) the annual auditor’s report referred to in section 132 of the Financial Administration Act;

(c) a certificate, signed by a director on behalf of the board of directors, stating that the investments of the Board held during the financial year were in accordance with this Act and the Board’s investment policies, standards and procedures;
Rapports

États financiers trimestriels

Envoi des états financiers aux ministres
47 Dans un délai de quarante-cinq jours suivant la fin du trimestre concerné, l’Office envoie au ministre, au ministre de la Défense nationale et au ministre de la Sécurité publique et de la Protection civile copie des états financiers trimestriels établis en conformité avec le paragraphe 35(6).
1999, ch. 34, art. 47; 2005, ch. 10, art. 34.

Rapport annuel

Rapport annuel
48 (1) Le plus tôt possible dans les quatre-vingt-dix jours suivant la fin de chaque exercice, l’Office fait parvenir un rapport annuel de ses activités pendant l’exercice au ministre, au ministre de la Défense nationale et au ministre de la Sécurité publique et de la Protection civile

Rapport mis à la disposition des contributeurs
(2) Dès qu’il est possible de le faire, l’Office met le rapport transmis aux ministres à la disposition des contributeurs visés par la Loi sur la pension de retraite des Forces canadiennes, la Loi sur la pension de la fonction publique ou la Loi sur la pension de retraite de la Gendarmerie royale du Canada.

Dépôt et publication
(3) Le ministre en fait déposer un exemplaire devant chaque chambre du Parlement dans les quinze premiers jours de séance de celle-ci qui suivent sa réception.

Présentation matérielle et contenu

(4) Le rapport annuel contient les éléments suivants :

a) les états financiers de l’Office visés à l’article 35;

b) le rapport annuel du vérificateur visé à l’article 132 de la Loi sur la gestion des finances publiques;

c) un certificat signé, au nom du conseil d’administration, par un des administrateurs indiquant que les placements ont été effectués conformément à la présente loi ainsi qu’aux principes, normes et procédures de l’Office en matière de placement;

Current to January 25, 2023 Last amended on December 31, 2017	21	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Reporting Annual Report Sections 48-50	Office d’investissement des régimes de pensions du secteur public Rapports Rapport annuel Articles 48-50
(d) a statement of the Board’s objectives for the financial year and a statement of the extent to which the Board met those objectives;

(e)  a statement of the Board’s objectives for the next financial year and for the foreseeable future;

(f)  a statement of the corporate governance practices of the Board;

(g) a summary of the Board’s investment policies, standards and procedures established under paragraph 7(2)(a) and a comparison of its most recent investment policies with investments actually held by it;

(h) a summary of the code of conduct for officers and employees of the Board established under paragraph 7(2)(e);

(i)  a report of any special examination referred to in subsection 139(1) of the Financial Administration Act; and

(j) any prescribed information or other information that the Minister may require.
1999, c. 34, s. 48; 2005, c. 10, s. 34, c. 30, s. 49.

Meetings
Meetings
49 The Board shall meet once a year with the members of the three advisory committees established respectively under section 49.1 of the Canadian Forces Superannuation Act, section 41 of the Public Service Superannuation Act and section 25.1 of the Royal Canadian Mounted Police Superannuation Act in order to discuss the Board’s most recent annual report.

Regulations

50 The Governor in Council may make regulations

(a) respecting the application to the Board and its subsidiaries of provisions of the Pension Benefits Standards Act, 1985 and regulations made under that Act;

(b) adapting provisions of the Pension Benefits Stan- dards Act, 1985 and regulations made under that Act in the manner that the Governor in Council considers appropriate for the purpose of applying them to the Board and its subsidiaries;
d) un énoncé des objectifs de l’Office et de la mesure dans laquelle celui-ci les a réalisés pour l’exercice en question;

e) un énoncé des objectifs de l’Office pour l’exercice suivant et l’avenir prévisible;

f) un énoncé des pratiques de régie interne de l’Office;

g) un sommaire des principes, normes et procédures de l’Office établis au titre de l’alinéa 7(2)a) et une étude sur les placements détenus par celui-ci au regard de ses principes applicables en matière de placement;

h) un sommaire du code de déontologie visé à l’alinéa 7(2)e);

i) le rapport sur tout examen spécial visé au paragraphe 139(1) de la Loi sur la gestion des finances publiques;

j) les renseignements réglementaires ou tout autre renseignement exigé par le ministre.
1999, ch. 34, art. 48; 2005, ch. 10, art. 34, ch. 30, art. 49.
Réunions

Réunions
49 L’Office rencontre, une fois par année, les membres des comités consultatifs respectivement constitués au titre de l’article 49.1 de la Loi sur la pension de retraite des Forces canadiennes, de l’article 41 de la Loi sur la pension de la fonction publique et de l’article 25.1 de la Loi sur la pension de retraite de la Gendarmerie royale du Canada afin de discuter du plus récent rapport annuel.

Règlements

Règlements
50 Le gouverneur en conseil peut prendre des règlements :

a)  concernant l’application à l’Office et ses filiales des dispositions de la Loi de 1985 sur les normes de prestation de pension ou de ses règlements;

b)  adaptant, de la manière qu’il juge indiquée, les dispositions de la Loi de 1985 sur les normes de prestation de pension ou de ses règlements en vue de les appliquer à l’Office et ses filiales;

Current to January 25, 2023 Last amended on December 31, 2017	22	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Regulations Sections 50-52	Office d’investissement des régimes de pensions du secteur public Règlements Articles 50-52
(c) respecting the limitations to which the Board is subject when it makes investments, so long as those limitations relate to

(i) borrowing and the use of derivatives,

(ii) the establishment of a percentage of the funds that must be held available for investment in Government of Canada bonds and the procedure used to determine that percentage, or

(iii) the period during which the Board must, in acquiring securities other than debt obligations of Canadian corporations for investment, substantially replicate the composition of one or more widely-recognized broad market indexes of securities traded on a recognized stock exchange in Canada; and

(d) prescribing anything that this Act provides may be prescribed or may be determined by regulation.

Offence

False statements
51 (1) Every director, officer, employee, agent, mandatary or auditor of the Board or of any of its subsidiaries who, in carrying out a duty under this Act or the by-laws, prepares, signs, approves or concurs in any statement, report or other document respecting the affairs of the Board or the subsidiary that contains any false or deceptive information is guilty of an offence.

Punishment

(2)  Every person who commits an offence under subsection (1) is liable on summary conviction

(a)  in the case of a natural person, to a fine not exceeding $100,000 or to imprisonment for a term not exceeding 12 months, or to both; or

(b) in any other case, to a fine not exceeding $500,000.

Winding-up

Insolvency and winding-up

52 No Act relating to the insolvency or winding-up of any corporation applies to the Board and in no case shall the affairs of the Board be wound up unless Parliament so provides.

c) concernant les restrictions s’appliquant à l’Office dans le cadre de ses placements en ce qui touche :

(i)  soit l’emprunt et l’utilisation d’instruments dérivés,

(ii) soit le pourcentage des fonds qu’il doit mettre de côté en vue d’acheter des obligations du gouvernement du Canada et les règles applicables au calcul de celui-ci,

(iii) soit la période pendant laquelle l’Office est tenu, dans le cadre de l’achat de valeurs mobilières, autres que des titres de créance de sociétés canadiennes, de reproduire essentiellement la composition d’un ou de plusieurs indices généralement reconnus comptant une vaste gamme de titres négociés dans une bourse de valeurs mobilières reconnue au Canada;

d) en vue de toute autre mesure d’ordre réglementaire prévue par la présente loi.

Infraction

Fausses déclarations
51 (1) Commet une infraction l’administrateur, le membre du personnel, le vérificateur ou le mandataire de l’Office ou de l’une de ses filiales qui, dans l’accomplissement de ses fonctions en exécution de la présente loi ou de ses règlements administratifs, rédige, signe, approuve ou ratifie un état, une déclaration, un rapport ou autre document relatif aux affaires de ceux-ci qui contient des renseignements faux ou trompeurs.

Peine

(2) La personne qui commet l’infraction visée au paragraphe (1) est passible, sur déclaration de culpabilité par procédure sommaire :

a) dans le cas d’une personne physique, d’une amende maximale de 100 000 $ et d’un emprisonnement maximal de douze mois, ou de l’une de ces peines;

b) dans tous les autres cas, d’une amende maximale de 500 000 $.

Liquidation

Insolvabilité et liquidation
52 L’Office est soustrait à l’application des lois concernant l’insolvabilité ou la liquidation des personnes morales, et seul le Parlement peut décider sa liquidation.

Current to January 25, 2023 Last amended on December 31, 2017	23	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Amendments to the Public Service Superannuation Act Sections 53 to 114-228	Office d’investissement des régimes de pensions du secteur public Modification de la Loi sur la pension de la fonction publique Articles 53 à 114-228

Amendments to the Public Service Superannuation Act

53 to 114 [Amendments]

Amendments to the Canadian Forces Superannuation Act

115 to 117 [Amendments]

118 (1) [Amendment]

(2)  [Repealed, 2003, c. 26, s. 38]

119 [Amendment]

120 (1) and (2) [Amendments]

(3)  [Repealed, 2003, c. 26, s. 39]

121 to 127 [Amendments]

128 to 132 [Repealed, 2003, c. 26, s. 40]

133 to 168 [Amendments]

Amendments to the Royal Canadian Mounted Police Superannuation Act

169 to 171 [Amendments]

172 (1) and (2) [Amendments]

(3)  [Repealed, 2009, c. 13, s. 15]

(4)  [Amendment]

173 to 206 [Amendments]

Amendments to Other Acts

207 to 227 [Amendments]

Consequential Amendment

228 [Amendment]
Modification de la Loi sur la pension de la fonction publique

53 à 114 [Modifications]

Modification de la Loi sur la pension de retraite des forces canadiennes

115 à 117 [Modifications]

118 (1) [Modification]

(2) [Abrogé, 2003, ch. 26, art. 38]

119 [Modification]

120 (1) et (2) [Modifications]

(3) [Abrogé, 2003, ch. 26, art. 39]

121 à 127 [Modifications]

128 à 132 [Abrogés, 2003, ch. 26, art. 40]

133 à 168 [Modifications]

Modification de la Loi sur la pension de retraite de la Gendarmerie royale du Canada

169 à 171 [Modifications]

172 (1) et (2) [Modifications]

(3) [Abrogé, 2009, ch. 13, art. 15]

(4) [Modification]

173 à 206 [Modifications]

Modification d’autres lois

207 à 227 [Modifications]

Modification corrélative

228 [Modification]

Current to January 25, 2023 Last amended on December 31, 2017	24	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Transitional Provisions Sections 229-230	Office d’investissement des régimes de pensions du secteur public Dispositions transitoires Articles 229-230

Transitional Provisions

Transitional — application of certain provisions

229 (1) Subsections 64(5) and (6) and 65(4), section 75, subsection 76(3), sections 82, 133, 135, 136, 139, 141, 180, 181, 183 and 185, subsection 186(3) and section 188 apply only with respect to contributors who die on or after the day on which this subsection comes into force.

Transitional — application of certain provisions

(2) Sections 208, 209, 214, 215, 218, 219, 222 and 223 ap-ply only with respect to officers and former officers who die on or after the day on which this subsection comes into force.

Transitional — application of certain provisions

(3) Sections 225 and 226 apply only with respect to members and former members who die on or after the day on which this subsection comes into force.

Coming into Force

Coming into force

230 (1) Subsection  65(5)  comes  into  force  on June 21, 1999.

Coming into force

(2) Section 103 comes into force on October 1, 1999.

Coming into force

*(3) The definition contributor in subsection 53(2), sections 55 to 60, subsections 62(1) and (3), section63, subsection 64(4), sections 67, 69, 73, 74, 78, 79, 85and 86, subsections 91(1), (2) and (6), 92(1) and95(1), sections 96, 107 to 110 and 114, subsection115(1), sections 117 to 120, 125 and sections 127 to129, subsections 130(1) and (2), sections 131, 132and 134, subsection 142(2), section 143, subsec-tions 146(1), 147(1) and 151(1), sections 152, 154, 155,157, 158 and 160, subsections 161(1) and (4) and162(1), sections 163, 164 and 168, the definition con-tributor in subsection 169(1), sections 171 to 174,subsection 176(3), sections 177 to 179, 182, 190 and191, subsections 193(1) and 194(1), section 195, sub-section 198(1), section 199, subsection 201(1) and sections 202, 203 and 227 come into force on a day or days to be fixed by order of the Governor in Council.
Dispositions transitoires

Disposition transitoire

229 (1) Les paragraphes 64(5) et (6) et 65(4), l’article 75, le paragraphe 76(3), les articles 82, 133, 135, 136, 139, 141, 180, 181, 183 et 185, le paragraphe 186(3) et l’article 188 ne s’appliquent qu’à l’égard des contributeurs qui décèdent à la date d’entrée en vigueur du présent paragraphe ou après cette date.

Disposition transitoire

(2) Les articles 208, 209, 214, 215, 218, 219, 222 et 223 nes’appliquent qu’à l’égard des officiers et anciens officiers qui décèdent à la date d’entrée en vigueur du présent paragraphe ou après cette date.

Disposition transitoire

(3) Les articles 225 et 226 ne s’appliquent qu’à l’égard des parlementaires et anciens parlementaires qui décèdent à la date d’entrée en vigueur du présent paragraphe ou après cette date.

Entrée en vigueur

Entrée en vigueur

230 (1) Le paragraphe 65(5) entre en vigueur le 21 juin 1999.

Entrée en vigueur

(2) L’article 103 entre en vigueur le 1er octobre 1999.

Entrée en vigueur

*(3) La définition de contributeur au paragraphe53(2), les articles 55 à 60, les paragraphes 62(1) et(3), l’article 63, le paragraphe 64(4), les articles 67,69, 73, 74, 78, 79, 85 et 86, les paragraphes 91(1), (2)et (6), 92(1) et 95(1), les articles 96, 107 à 110 et 114,le paragraphe 115(1), les articles 117 à 120, 125 et127 à 129, les paragraphes 130(1) et (2), les articles131, 132 et 134, le paragraphe 142(2), l’article 143,les paragraphes 146(1), 147(1) et 151(1), les articles152, 154, 155, 157, 158 et 160, les paragraphes 161(1)et (4) et 162(1), les articles 163, 164 et 168, la définition de contributeur au paragraphe 169(1), les articles 171 à 174, le paragraphe 176(3), les articles177 à 179, 182, 190 et 191, les paragraphes 193(1) et194(1), l’article 195, le paragraphe 198(1), l’article199, le paragraphe 201(1) et les articles 202, 203 et 227 entrent en vigueur à la date ou aux dates fixées par décret.

Current to January 25, 2023 Last amended on December 31, 2017	25	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board Coming into Force Sections 230-231	Office d’investissement des régimes de pensions du secteur public Entrée en vigueur Articles 230-231

* [Note: The definition contributor in subsection 3(1) of the Pub- lic Service Superannuation Act, as enacted by subsection 53(2), sections 55 to 60, subsections 62(1) and (3), section 63, subsec‐tion 64(4), sections 67, 69, 73, 74, 78, 79, 85 and 86, subsections91(1), (2) and (6) and 92(1), sections 107 to 110, subsection115(1), section 117, subsection 118(1), section 119, subsections120(1) and (2), sections 127 and 134, subsection 142(2), section143, subsections 146(1), 147(1) and 162(1), sections 163 and 164, the definition contributor in subsection 3(1) of the Royal Canadian Mounted Police Superannuation Act, as enacted by subsection 169(1), section 171, subsection 172(1), section 173, subsec‐tion 174(1), sections 177, 182 and 190, subsections 193(1) and194(1), section 195, subsection 201(1) and sections 202 and 203in force January 1, 2000, subsection 95(1), section 96, subsection151(1), section 152, subsection 198(1) and section 199 in forceApril 1, 2000, sections 114 and 227 in force October 1, 2000, sec-tion 125 and subsection 176(3) in force January 1, 2001, see SI/99-138; sections 178 and 179 in force September 1, 2003, see SI/ 2003-145; clauses 6(b)(ii)(M) and (N) of the Royal Canadian Mounted Police Superannuation Act, as enacted by subsection 172(4) and subsection 174(2) in force October 26, 2006, see SI/2006-116; section 154 in force March 1, 2007, see SI/2007-21; subsection 172(2), clauses 6(b)(ii)(L), (O) and (P) of the Royal Canadian Mounted Police Superannuation Act, as enacted by subsection 172(4) and section 191 in force June 18, 2009, see2009, c. 13, s. 17.]

Authority to substitute actual date
231 On or after the day on which a provision of this Act, or a provision of an Act enacted by this Act, comes into force, the Governor in Council may, by order, amend that provision or any other provision that makes reference to that provision, by replacing references to the day on which that provision comes into force with references to the actual date on which that provision came into force.
* [Note : La définition de contributeur au paragraphe 3(1) de la Loi sur la pension de la fonction publique, édictée par le paragraphe 53(2), articles 55 à 60, paragraphes 62(1) et (3), article 63,paragraphe 64(4), articles 67, 69, 73, 74, 78, 79, 85 et 86, para‐graphes 91(1), (2) et (6) et 92(1), articles 107 à 110, paragraphe115(1), article 117, paragraphe 118(1), article 119, paragraphes120(1) et (2), articles 127 et 134, paragraphe 142(2), article 143,paragraphes 146(1), 147(1) et 162(1), articles 163 et 164, la défini- tion de contributeur au paragraphe 3(1) de la Loi sur la pension de retraite de la Gendarmerie royale du Canada, édictée par le paragraphe 169(1), article 171, paragraphe 172(1), article 173, pa‐ragraphe 174(1), articles 177, 182 et 190, paragraphes 193(1) et194(1), article 195, paragraphe 201(1) et articles 202 et 203 en vi‐ gueur le 1er janvier 2000, paragraphe 95(1), article 96, para‐ graphe 151(1), article 152, paragraphe 198(1) et article 199 en vi‐ gueur le 1er avril 2000, articles 114 et 227 en vigueur le 1er octobre 2000, article 125 et paragraphe 176(3) en vigueur le 1er janvier 2001, voir TR/99-138; articles 178 et 179 en vigueur le 1er septembre 2003, voir TR/2003-145; divisions 6b)(ii)(M) et (N) de la Loi sur la pension de retraite de la Gendarmerie royale du Canada, édictées par le paragraphe 172(4) et paragraphe 174(2) en vigueur le 26 octobre 2006, voir TR/2006-116; article 154 en vigueur le 1er mars 2007, voir TR/2007-21; paragraphe 172(2), di‐ visions 6b)(ii)(L), (O) et (P) de la Loi sur la pension de retraite de la Gendarmerie royale du Canada, édictées par le paragraphe 172(4) et l’article 191 en vigueur le 18 juin 2009, voir 2009, ch. 13,art. 17.]

Pouvoir de remplacer des renvois

231 Le gouverneur en conseil peut par décret, à la date d’entrée en vigueur de telle disposition de la présente loi ou de telle disposition édictée par la présente loi ou après cette date, modifier la disposition — ou toute autre disposition — en remplaçant tout renvoi à sa date d’entrée en vigueur par un renvoi à la date même de l’entrée en vigueur de celle-ci.

Current to January 25, 2023 Last amended on December 31, 2017	26	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Public Sector Pension Investment Board AMENDMENTS NOT IN FORCE	Office d’investissement des régimes de pensions du secteur public MODIFICATIONS NON EN VIGUEUR

AMENDMENTS NOT IN FORCE

— 2003 , c. 26 , s. 42

42 Section 160 of the Act is repealed.

— 2003 , c. 26 , s. 43

43 Section 168 of the Act is repealed.
MODIFICATIONS NON ENVIGUEUR

— 2003 , ch. 26 , art. 42

42 L’article 160 de la même loi est abrogé.

— 2003 , ch. 26 , art. 43

43 L’article 168 de la même loi est abrogé.

Current to January 25, 2023 Last amended on December 31, 2017	27	À jour au 25 janvier 2023 Dernière modification le 31 décembre 2017

Exhibit C

PUBLIC SECTOR PENSION INVESTMENT BOARD REGULATIONS

C-1

CANADA

CONSOLIDATION

Public Sector Pension Investment Board Regulations

SOR/2000-77

Current to January 25, 2023

Last amended on August 12, 2021

Published by the Minister of Justice at the following address:
http://laws-lois.justice.gc.ca

CODIFICATION

Règlement sur l’Office d’investissement des régimes de pensions du secteur public

DORS/2000-77

À jour au 25 janvier 2023

Dernière modification le 12 août 2021

Publié par le ministre de la Justice à l’adresse suivante:
http://lois-laws.justice.gc.ca

OFFICIAL STATUS OF CONSOLIDATIONS

Subsections 31(1) and (3) of the Legislation Revision and Consolidation Act, in force on June 1, 2009, provide as follows:

Published consolidation is evidence
31 (1) Every copy of a consolidated statute or consolidated regulation published by the Minister under this Act in either print or electronic form is evidence of that statute or regulation and of its contents and every copy purporting to be published by the Minister is deemed to be so published, unless the contrary is shown.

...

Inconsistencies in regulations
(3) In the event of an inconsistency between a consolidated regulation published by the Minister under this Act and the original regulation or a subsequent amendment as registered by the Clerk of the Privy Council under the Statutory Instruments Act, the original regulation or amendment prevails to the extent of the inconsistency.

LAYOUT

The notes that appeared in the left or right margins are now in boldface text directly above the provisions to which they relate. They form no part of the enactment, but are inserted for convenience of reference only.

NOTE

This consolidation is current to January 25, 2023. The last amendments came into force on August 12, 2021. Any amendments that were not in force as of January 25, 2023 are set out at the end of this document under the heading “Amendments Not in Force”.
CARACTÈRE OFFICIEL DES CODIFICATIONS

Les paragraphes 31(1) et (3) de la Loi sur la révision et la codification des textes législatifs, en vigueur le 1er juin 2009, prévoient ce qui suit :

Codifications comme élément de preuve
31 (1) Tout exemplaire d’une loi codifiée ou d’un règlement codifié, publié par le ministre en vertu de la présente loi sur support papier ou sur support électronique, fait foi de cette loi ou de ce règlement et de son contenu. Tout exemplaire donné comme publié par le ministre est réputé avoir été ainsi publié, sauf preuve contraire.

[...]

Incompatibilité — règlements
(3) Les dispositions du règlement d’origine avec ses modifications subséquentes enregistrées par le greffier du Conseil privé en vertu de la Loi sur les textes réglementaires l’emportent sur les dispositions incompatibles du règlement codifié publié par le ministre en vertu de la présente loi.

MISE EN PAGE

Les notes apparaissant auparavant dans les marges de droite ou de gauche se retrouvent maintenant en caractères gras juste au-dessus de la disposition à laquelle elles se rattachent. Elles ne font pas partie du texte, n’y figurant qu’à titre de repère ou d’information.

NOTE

Cette codification est à jour au 25 janvier 2023. Les dernières  modifications  sont  entrées  en  vigueur le 12 août 2021. Toutes modifications qui n’étaient pas en vigueur au 25 janvier 2023 sont énoncées à la fin de ce document sous le titre « Modifications non en vigueur ».

Current to January 25, 2023 Last amended on August 12, 2021	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

TABLE OF PROVISIONS

Public Sector Pension Investment Board Regulations

1	Interpretation

8	PART 1

Investments

8	General

9	Statement of Investment Policies, Standards and Procedures

11	Quantitative Limits

15	Related Party Transactions

18	Miscellaneous

21	PART 2

Annual Repor
TABLE ANALYTIQUE

Règlement sur l’Office d’investissement des régimes de pensions du secteur public

1	Définitions et interprétation

8	PARTIE 1

Placements

8	Disposition générale

9	Principes, normes et procédures en matière de placement

11	Plafonds

15	Transactions avec apparentés

18	Dispositions diverses

21	PARTIE 2

Rapport annuel

Current to January 25, 2023 Last amended on August 12, 2021	iii	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Registration
SOR/2000-77  February 24, 2000

PUBLIC SECTOR PENSION INVESTMENT BOARD ACT

Public Sector Pension Investment Board Regulations

P.C. 2000-223  February 24, 2000

Her Excellency the Governor General in Council, on the recommendation of the President of the Treasury Board, pursuant to paragraph 50(d) of the Public Sector Pension Investment Board Acta, hereby makes the annexed Public Sector Pension Investment Board Regulations.

a S.C. 1999, c. 34
Enregistrement
DORS/2000-77  Le 24 février 2000

LOI SUR L’OFFICE D’INVESTISSEMENT DES RÉGIMES DE PENSIONS DU SECTEUR PUBLIC

Règlement sur l’Office d’investissement des régimes de pensions du secteur public

C.P. 2000-223  Le 24 février 2000

Sur recommandation de la présidente du Conseil du Trésor et en vertu de l’alinéa 50d) de la Loi sur l’Office d’investissement des régimes de pensions du secteur publica, Son Excellence la Gouverneure générale en conseil prend le Règlement sur l’Office d’investissement des régimes de pensions du secteur public, ci-après.

a L.C. 1999, ch. 34

Current to January 25, 2023 Last amended on August 12, 2021	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations

Interpretation

1 The definitions in this section apply in these Regulations.

Act means the Public Sector Pension Investment Board Act. (Loi)

Canadian corporation [Repealed, SOR/2001-463, s. 1]

Canadian resource property has the same meaning as in paragraph (c) of the definition Canadian resource property in subsection 66(15) of the Income Tax Act. (avoir minier canadien)

child means the child of, or an individual adopted either legally or in fact by, a person or the person’s spouse or common-law partner. (enfant)

common-law partner, in relation to an individual, means a person who is cohabiting in a relationship of a conjugal nature with the individual, having so cohabited for a period of at least one year at the relevant time. (conjoint de fait)

debt obligation means a bond, debenture, note or other evidence of indebtedness of an entity. (titre de créance)

derivative means a financial instrument or agreement whose value is derived from or is based on an underlying asset or the relationship between two underlying assets, other than

(a) a convertible security;

(b) an asset-backed security;

(c) a security of a mutual fund;

(d) an index participation unit;

(e) a security of a non-redeemable fund;

(f) a government or corporate strip bond; or

(g) a listed dividend share of a subdivided equity or fixed income security. (instrument dérivé)
Règlement sur l’Office d’investissement des régimes de pensions du secteur public

Définitions et interprétation

1 Les définitions qui suivent s’appliquent au présent règlement.

actif sous-jacent Instrument financier, titre ou valeur mobilière, marchandise, monnaie, taux d’intérêt, taux de change, indicateur économique, indice, panier, accord, repère ou autre élément de référence, intérêt ou variable financier. (underlying asset)

action avec droit de vote Action d’une personne morale comportant, quelle qu’en soit la catégorie, un droit de vote en tout état de cause ou en raison soit de la survenance d’un fait durable, soit de la réalisation d’une condition. (voting share)

apparenté

a) Tout administrateur, dirigeant ou employé de l’Office;

b) toute personne chargée de détenir ou d’investir l’actif de l’Office, ainsi que tout administrateur, dirigeant ou employé de cette personne;

c) tout contributeur au sens du paragraphe 2(1) de la Loi sur la pension de retraite des Forces canadiennes, du paragraphe 3(1) de la Loi sur la pension de la fonction publique ou du paragraphe 3(1) de la Loi sur la pension de retraite de la Gendarmerie royale du Canada et tout participant ou ancien participant au régime de pension de la force de réserve constitué par le Règlement sur le régime de pension de la force de réserve;

d) tout survivant au sens du paragraphe 2(1) de la Loi sur la pension de retraite des Forces canadiennes, de l’alinéa 36(1)b) du Règlement sur le régime de pension de la force de réserve, du paragraphe 3(1) de la Loi sur la pension de la fonction publique ou du paragraphe 3(1) de la Loi sur la pension de retraite de la Gendarmerie royale du Canada;

e)  tout syndicat ou autre association représentant des personnes visées à l’un des alinéas a) à d) ou tout administrateur, dirigeant ou employé de ce syndicat ou de cette association;

Current to January 25, 2023 Last amended on August 12, 2021	1	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations Interpretation Section 1	Règlement sur l’Office d’investissement des régimes de pensions du secteur public Définitions et interprétation Article 1 financial institution means

(a) a bank;

(b) a body corporate to which the Trust and Loan Companies Act applies;

(c) a cooperative credit society to which the Cooperative Credit Associations Act applies;

(d) an insurance company to which the Insurance Companies Act applies;

(e) a trust, loan or insurance corporation incorporated by or under an Act of the legislature of a province;

(f)  a cooperative credit society incorporated and regulated by or under an Act of the legislature of a province;

(g) an entity that is incorporated or formed by or under an Act of Parliament or of the legislature of a province and that is primarily engaged in dealing in securities, including portfolio management and investment counselling; or

(h) a foreign institution. (institution financière)

foreign institution means an entity that is

(a) engaged in the business of banking, the trust, loan or insurance business, the business of a cooperative credit society or the business of dealing in securities or is engaged primarily in the business of providing financial services; and

(b) incorporated or formed otherwise than by or under an Act of Parliament or of the legislature of a province. (institution étrangère)

investment corporation means a corporation that

(a) holds at least 98 per cent of its assets in cash, investments and loans;

(b) does not issue debt obligations; and

(c) obtains at least 98 per cent of its income from investments and loans. (société de placement)

loan includes a deposit, financial lease, conditional sales contract, repurchase agreement and any other similar arrangement for obtaining money or credit, but does not include investments in securities or the making of an acceptance, endorsement or other guarantee. (prêt)
f) l’époux, le conjoint de fait ou l’enfant d’une personne visée à l’un des alinéas a) à e) ou l’époux ou le conjoint de fait de cet enfant;

g) toute personne morale contrôlée directement ou indirectement par une personne visée à l’un des alinéas a) à f);

h) toute entité dans laquelle une personne visée à l’un des alinéas a) à f) a un intérêt financier important.

Sont exclus de la présente définition Sa Majesté du chef du Canada ou d’une province et ses organismes, ainsi que toute société de fiducie ou institution financière qui détient l’actif de l’Office. (related party)

avoir minier canadien S’entend au sens de l’alinéa c) de la définition de ce terme au paragraphe 66(15) de la Loi de l’impôt sur le revenu. (Canadian resource property)

biens immeubles [Abrogée, DORS/2005-416, art. 1]

biens immeubles ou réels Sont assimilés aux biens immeubles ou réels les droits découlant des baux immobiliers. (real or immovable property)

bourse Marché où se négocient des valeurs mobilières et qui est reconnu par l’autorité gouvernementale compétente. (public exchange)

conditions du marché Dans le cas d’une transaction, s’entend des conditions, notamment en matière de prix, loyer ou taux d’intérêt, qui s’appliqueraient à une transaction semblable sur un marché libre dans les conditions nécessaires à une transaction équitable entre des parties sans lien de dépendance qui agissent prudemment, en toute liberté et en pleine connaissance de cause. (market terms and conditions)

conjoint de fait La personne qui, au moment considéré, cohabite avec la personne en cause dans une union de type conjugal depuis au moins un an. (common-law partner)

enfant L’enfant d’une personne, de son époux ou de son conjoint de fait ou l’individu adopté — légalement ou de fait — par elle, son époux ou son conjoint de fait. (child)

institution étrangère Toute entité qui :

a) d’une part, se livre à des activités bancaires, fiduciaires, de prêt ou d’assurance, exerce les activités d’une société coopérative de crédit, fait le commerce des valeurs mobilières ou a pour activité principale la prestation de services financiers;

Current to January 25, 2023 Last amended on August 12, 2021	2	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations Interpretation Section 1	Règlement sur l’Office d’investissement des régimes de pensions du secteur public Définitions et interprétation Article 1 market terms and conditions, in respect of a transaction, means terms and conditions, including those relating to price, rent or interest rate, that would apply to a similar transaction in an open market under conditions requisite to a fair transaction between parties who are at arm’s length and acting prudently, knowledgeably and willingly. (conditions du marché)

person includes an entity. (personne)

public exchange means a market for the trading of securities that is recognized by an appropriate governmental authority. (bourse)

real estate corporation means a corporation incorporated to acquire, hold, maintain, improve, lease or manage real or immovable property other than real property that yields petroleum or natural gas. (société immobilière))

real or immovable property includes a leasehold interest in real or immovable property. (biens immeubles ou réels)

real property [Repealed, SOR/2005-416, s. 1]

related party means a person who is

(a) a director, officer or employee of the Board;

(b) a person responsible for holding or investing the assets of the Board, or any director, officer or employee of the person;

(c) a contributor within the meaning of subsection 2(1) of the Canadian Forces Superannuation Act, sub- section 3(1) of the Public Service Superannuation Act or subsection 3(1) of the Royal Canadian Mounted Police Superannuation Act or a participant or former participant in the Reserve Force Pension Plan established by the Reserve Force Pension Plan Regulations;

(d) a survivor within the meaning of subsection 2(1) of the Canadian Forces Superannuation Act, paragraph 36(1)(b) of the Reserve Force Pension Plan Regulations, subsection 3(1) of the Public Service Superannuation Act or subsection 3(1) of the Royal Canadian Mounted Police Superannuation Act;

(e) an association or union representing a person referred to in any of paragraphs (a) to (d), or a director, an officer or an employee of that association or union;

(f) the spouse, common-law partner or child of any person referred to in any of paragraphs (a) to (e) or the spouse or common-law partner of that child;
b) d’autre part, n’est pas constituée, avec ou sans la personnalité morale, sous le régime d’une loi fédérale ou provinciale. (foreign institution)

institution financière Selon le cas :

a) toute banque;

b) toute personne morale régie par la Loi sur les sociétés de fiducie et de prêt;

c) toute coopérative de crédit régie par la Loi sur les associations coopératives de crédit;

d) toute société d’assurances régie par la Loi sur les sociétés d’assurances;

e) toute société de fiducie, de prêt ou d’assurances constituée en personne morale sous le régime d’une loi provinciale;

f) toute coopérative de crédit constituée en personne morale et régie par une loi provinciale;

g) toute entité constituée en personne morale ou formée sous le régime d’une loi fédérale ou provinciale et dont l’activité principale est le commerce des valeurs mobilières, y compris la gestion de portefeuilles et la fourniture de conseils en matière de placement;

h) toute institution étrangère. (financial institution)

instrument dérivé Instrument financier ou convention dont la valeur découle d’un actif sous-jacent ou est fondée sur la valeur d’un tel actif ou sur le rapport entre deux actifs sous-jacents, autre que :

a) tout titre convertible;

b) tout titre garanti par des actifs;

c) tout titre détenu dans un fonds commun;

d) toute unité de participation indexée;

e) tout titre d’un fonds non rachetable;

f) toute obligation coupons détachés émise par un gouvernement ou une personne morale;

g) tout dividende en actions inscrit provenant d’un titre de participation fractionné ou d’un titre à revenu fixe. (derivative)

Loi La Loi sur l’Office d’investissement des régimes de pensions du secteur public. (Act)

personne Est assimilée à une personne l’entité. (person)

Current to January 25, 2023 Last amended on August 12, 2021	3	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations Interpretation Section 1	Règlement sur l’Office d’investissement des régimes de pensions du secteur public Définitions et interprétation Article 1

(g) a corporation that is directly or indirectly controlled by a person referred to in any of paragraphs (a) to (f); or

(h) an entity in which a person referred to in any of paragraphs (a) to (f) has a substantial investment.

It does not include Her Majesty in right of Canada or of a province, or an agency of either one, or a trust company or financial institution that holds the assets of the Board. (apparenté)

resource corporation means a corporation incorporated to acquire, hold, explore, develop, maintain, improve, manage, operate or dispose of Canadian resource properties. (société minière)

security means

(a) in respect of a corporation, a share of any class of shares of the corporation or a debt obligation of the corporation, and includes a warrant of the corporation, but does not include a deposit with a financial institution or an instrument evidencing such a deposit; and

(b) in respect of any other entity, any ownership interest in, or debt obligation of, the entity. (titre ou valeur mobilière)

transaction includes

(a) a contract;

(b) a guarantee;

(c) an investment;

(d) the taking of an assignment of, or otherwise acquiring, a loan made by a third party;

(e) the taking of a security interest in securities; and

(f) any modification, renewal or extension of a prior transaction. (transaction)

underlying asset means a financial instrument, security, commodity, currency, interest rate, foreign exchange rate, economic indicator, index, basket, agreement, benchmark or any other financial reference, interest or variable. (actif sous-jacent)

voting share means a share of any class of shares of a corporation that carries voting rights under all circumstances, by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled. (action avec droit de vote)
prêt Sont assimilés à un prêt le dépôt, le crédit-bail, le contrat de vente conditionnelle, la convention de rachat et tout autre arrangement semblable visant l’obtention de fonds ou de crédit. Sont exclus de la présente définition les placements dans les valeurs mobilières ou titres, les acceptations, les endossements et autres garanties. (loan)

société canadienne [Abrogée, DORS/2001-463, art. 1]

société de placement Personne morale qui, à la fois :

a) détient au moins 98 % de son actif sous forme de liquidités, de placements et de prêts;

b) n’émet pas de titres de créance;

c) tire au moins 98 % de son revenu de placements et de prêts. (investment corporation)

société immobilière Personne morale constituée dans le but d’acquérir, de détenir, d’entretenir, d’améliorer, de louer ou de gérer des biens immeubles ou réels autres que ceux procurant du pétrole ou du gaz naturel. (real estate corporation)

société minière Personne morale constituée dans le but d’acquérir, de détenir, d’explorer, d’exploiter, d’entretenir, d’améliorer, de gérer, d’utiliser ou de disposer des avoirs miniers canadiens. (resource corporation)

titre ou valeur mobilière

a) Dans le cas d’une personne morale, action de toute catégorie de celle-ci ou titre de créance émis par elle, y compris le bon de souscription correspondant; sont toutefois exclus le dépôt effectué auprès d’une institution financière et le document l’attestant;

b) dans le cas de toute autre entité, titre de participation ou titre de créance y afférents. (security)

titre de créance Tout document attestant l’existence d’une créance sur une entité, notamment une obligation, une débenture ou un billet. (debt obligation)

transaction Notamment :

b) toute garantie;

c) tout placement;

d) l’acquisition, notamment par cession, d’un prêt consenti par un tiers;

Current to January 25, 2023 Last amended on August 12, 2021	4	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations Interpretation Sections 1-3	Règlement sur l’Office d’investissement des régimes de pensions du secteur public Définitions et interprétation Articles 1-3 continuing or by reason of a condition that has been fulfilled. (action avec droit de vote)

2 (1) For the purposes of these Regulations,

(a) a person controls a corporation if securities of the corporation to which are attached more than 50 per cent of the votes that may be cast to elect the directors of the corporation are beneficially owned by the person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the corporation;

(b) a person controls an unincorporated entity, other than a limited partnership, if more than 50 per cent of the ownership interests into which the unincorporated entity is divided are beneficially owned by the person and the person is able to direct the business and affairs of the unincorporated entity;

(c) the general partner of a limited partnership controls the limited partnership; and

(d) a trustee of a trust controls the trust.

(2) For the purposes of these Regulations, a person who controls an entity is deemed to control any other entity that is controlled by the entity.

3 For the purposes of these Regulations, the making, holding or acquiring of an investment indirectly by the Board, or the holding, acquiring or owning of property indirectly by the Board, includes the making, holding, acquiring or owning of an investment or property, as the case may be, by

(a) an investment corporation, a real estate corporation or a resource corporation the securities of which have been invested in by the Board under subsection 13(3), (4) or (5);

(b) an investment corporation, a real estate corporation or a resource corporation the securities of which are held by a corporation referred in paragraph (a) and to which are attached more than 30 per cent of the votes that may be cast to elect the directors of the corporation; or

(c) a mutual or pooled fund or a trust fund in which the assets of the Board have been invested.
e) la constitution d’une sûreté sur des titres;

f) la modification, le renouvellement ou la prolongation d’une transaction antérieure. (transaction)

2 (1) Pour l’application du présent règlement :

a) a le contrôle d’une personne morale la personne qui détient la propriété effective d’un nombre de titres de la personne morale lui conférant plus de 50 % des droits de vote dont l’exercice lui permet d’élire la majorité des administrateurs de celle-ci;

b) a le contrôle d’une entité non dotée de la personnalité morale, à l’exception d’une société en commandite, la personne qui en détient, à titre de véritable propriétaire, plus de 50 % des titres de participation et qui a la capacité d’en diriger tant les activités commerciales que les affaires internes;

c) a le contrôle d’une société en commandite le commandité;

d) a le contrôle d’une fiducie le fiduciaire.

(2) Pour l’application du présent règlement, la personne qui contrôle une entité est réputée contrôler toute autre entité contrôlée par celle-ci.

3 Pour l’application du présent règlement, l’Office fait, détient ou acquiert indirectement un placement, ou détient ou acquiert indirectement un bien ou en est indirectement le propriétaire, notamment dans les cas où la société ou le fonds qui fait, détient ou acquiert le placement, détient ou acquiert le bien ou en est propriétaire, est :

a) une société de placement, une société immobilière ou une société minière à l’égard de laquelle l’Office a fait un placement dans les valeurs mobilières aux termes des paragraphes 13(3), (4) ou (5);

b) une société de placement, une société immobilière ou une société minière dans laquelle une société visée à l’alinéa a) détient des valeurs mobilières lui conférant plus de 30 % des droits de vote requis pour élire les administrateurs de la société;

c) un fonds mutuel ou commun ou un fonds en fiducie dans lesquels les actifs de l’Office ont été placés.

Current to January 25, 2023 Last amended on August 12, 2021	5	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations Interpretation Sections 4-7	Règlement sur l’Office d’investissement des régimes de pensions du secteur public Définitions et interprétation Articles 4-7

4 For the purposes of these Regulations, an entity is affiliated with another entity if the entity is controlled by the other entity or if both entities are controlled by the same person.

5 For the purposes of these Regulations, a person has a substantial investment in

(a) an unincorporated entity if the person or an entity controlled by the person beneficially owns more than 25 per cent of the ownership interests in the unincorporated entity; and

(b) a corporation if

(i) the voting rights attached to voting shares of the corporation that are beneficially owned by the person, or by an entity controlled by the person, exceed 10 per cent of the voting rights attached to all of the outstanding voting shares of the corporation, or

(ii) shares of the corporation that are beneficially owned by the person, or by an entity controlled by the person, represent ownership of more than 25 per cent of the shareholders’ equity of the corporation.

6 For the purposes of these Regulations, a person is associated with

(a) a corporation that the person controls and every affiliate of every such corporation;

(b) a person who controls the person;

(c) a partner who has a substantial investment in a partnership in which the person has a substantial investment;

(d) a trust or estate in which the person has a substantial investment or for which the person serves as trustee or in a capacity similar to that of a trustee;

(e) the spouse or common-law partner of the person; and

(f) a brother, sister or child or other descendant of the person, or the spouse or common-law partner of any of them.

7 For the purposes of subparagraphs 6(2)(g)(ii) and 10(1)(a)(ii) of the Act, the prescribed kind of superannuation or pension benefit is one that is
4 Pour l’application du présent règlement, sont du même groupe les entités dont l’une est contrôlée par l’autre, de même que les entités qui sont contrôlées par la même personne.

5 Pour l’application du présent règlement, une personne a un intérêt financier important :

a) dans une entité non dotée de la personnalité morale si elle ou une entité contrôlée par elle détient la propriété effective de plus de 25 % des titres de participation de l’entité;

b) dans une personne morale, si elle ou une entité contrôlée par elle détient la propriété effective :

(i) soit d’un nombre d’actions avec droit de vote de la personne morale comportant plus de 10 % des droits de vote attachés à l’ensemble des actions avec droit de vote en circulation de celle-ci,

(ii) soit d’un nombre d’actions de la personne morale représentant plus de 25 % de l’avoir des actionnaires de celle-ci.

6 Pour l’application du présent règlement, une personne est liée :

a) à toute personne morale qu’elle contrôle et à toutes les entités membres du groupe dont fait partie cette personne morale;

b) à toute personne qui la contrôle;

c) à tout associé qui a un intérêt financier important dans une société de personnes dans laquelle la personne a un intérêt financier important;

d) à toute fiducie ou succession dans laquelle elle a un intérêt financier important ou pour laquelle elle agit comme fiduciaire ou assume des fonctions analogues;

e) à son époux ou conjoint de fait;

f) à ses frères, sœurs, enfants et autres descendants, ainsi qu’à leur époux ou conjoint de fait.

7 Pour l’application des sous-alinéas 6(2)g)(ii) et 10(1)a)(ii) de la Loi, est une pension de retraite celle qui, selon le cas :

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Public Sector Pension Investment Board Regulations Interpretation Sections 7-9	Règlement sur l’Office d’investissement des régimes de pensions du secteur public Définitions et interprétation Articles 7-9

(a) granted under the Judges Act;

(b) payable under the Governor General’s Act or the

Lieutenant Governors Superannuation Act; or

(c) payable out of the Consolidated Revenue Fund, or out of a superannuation or pension fund or plan pursuant to which contributions have been paid out of the Consolidated Revenue Fund in respect of employees engaged locally outside of Canada, and that is

(i) related in amount to the period of service that may be counted by the person to whom the superannuation or pension benefit is payable, and

(ii) payable in instalments during the lifetime of the recipient and after his or her lifetime if the plan under which the superannuation or pension benefit is payable so provides.

PART 1

Investments

General

8 In selecting investments, the Board shall evaluate them having regard to the overall rate of return and risk of loss of the entire portfolio of investments held by the Board.

Statement of Investment Policies, Standards and Procedures

9 (1) A written statement of the investment policies, standards and procedures in respect of the Board’s portfolio of investments, established under section 32 of the Act, shall include

(a) categories of investments;

(b) the use of options, futures and other derivatives;

(c) diversification of the investment portfolio;

(d) asset mix and rate of return expectations;

(e) policies for the management of credit, market and other financial risks;

(f) liquidity of investments;
a) est accordée au titre de la Loi sur les juges;

b) est à verser au titre de la Loi sur le gouverneur général ou de la Loi sur la pension de retraite des lieutenants-gouverneurs;

c) est prélevée soit sur le Trésor, soit sur un fonds de retraite ou un régime de retraite ou de pension auxquels ont été versées des contributions prélevées sur le Trésor à l’égard d’employés recrutés sur place à l’étranger, et qui :

(i) se rattache par le montant à la période de service qui peut être comptée par la personne à qui la pension de retraite est à verser,

(ii) est payable par versements durant la vie du bénéficiaire et au-delà si le régime en cause le prévoit.

PARTIE 1

Placements

Disposition générale

8 Dans le choix de ses placements, l’Office tient compte des taux de rendement et des risques de perte pour l’ensemble du portefeuille de placements qu’il détient.

Principes, normes et procédures en matière de placement

9 (1) L’énoncé écrit des principes, normes et procédures relatifs aux placements de l’Office, établis conformément à l’article 32 de la Loi, porte notamment sur :

a) les catégories de placements;

b) l’utilisation des instruments dérivés, notamment les options et les contrats à terme;

c) la diversification du portefeuille de placements;

d) la composition de l’actif et le taux de rendement prévu;

e) les principes de gestion des risques financiers, notamment les risques de crédit et du marché;

f) la liquidité des placements;

Current to January 25, 2023 Last amended on August 12, 2021	7	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 1 Investments Statement of Investment Policies, Standards and Procedures Sections 9-11	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 1 Placements Principes, normes et procédures en matière de placement Articles 9-11

(g) the lending of cash or securities;

(h) the retention or delegation of voting rights acquired through investments;

(i) [Repealed, SOR/2001-463, s. 2]

(j) the method of, and basis for, the valuation of investments that are not regularly traded at a public exchange; and

(k) related party transactions permitted under section 17 and the criteria used to establish whether the value of a transaction is nominal.

(2) The statement referred to in subsection (1) shall include a description of all factors that may affect the funding of the pension plans established under the Acts referred to in paragraph 4(1)(a) of the Act and the ability of the pension plans to meet their financial obligations and the relationship of those factors to those policies, standards and procedures.

(3) The board of directors shall review and confirm or amend the statement at least once each financial year.

10 [Repealed, SOR/2001-463, s. 3]

Quantitative Limits

11 (1) The Board must not directly or indirectly invest more than 10% of the total market value of the Board’s assets in the securities of

(a)	any one person;

(b)	two or more associated persons; or

(c)	two or more affiliated corporations.

(2) Subsection (1) does not apply in respect of investments in

(a) a subsidiary of the Board;

(b) securities issued or fully guaranteed by the Government of Canada, the government of a province, or an agency of either of them;

(b.1) securities issued or fully guaranteed by the Government of the United States or any of its agencies;

(c) a fund composed of mortgage-backed securities that are fully guaranteed by the Government of Canada, the government of a province, or an agency of either of them;
g) le prêt d’espèces ou de titres;

h) le maintien ou la délégation des droits de vote acquis grâce aux placements;

i) [Abrogé, DORS/2001-463, art. 2]

j) la méthode et la base d’évaluation des placements qui ne sont pas régulièrement négociés en bourse;

k) les transactions avec apparentés qui sont autorisées par l’article 17 ainsi que les critères servant à déterminer si la valeur d’une transaction est peu importante.

(2) L’énoncé comprend une description de tous les facteurs pouvant avoir un effet sur le financement des régimes de pensions établis en vertu des lois mentionnées à l’alinéa 4(1)a) de la Loi et sur l’aptitude de ceux-ci à s’acquitter de leurs obligations financières, ainsi que le rapport de ces facteurs avec les principes, normes et procédures.

(3) Le conseil d’administration revoit et confirme ou modifie l’énoncé au moins une fois par exercice.

10 [Abrogé, DORS/2001-463, art. 3]

Plafonds

11 (1) L’Office ne peut faire un placement direct ou indirect qui représente plus de 10 % de la valeur marchande totale de son actif dans les titres :

a) soit d’une seule personne;

b) soit de deux ou plusieurs personnes liées;

c) soit de deux ou plusieurs personnes morales faisant partie du même groupe.

(2) Le paragraphe (1) ne s’applique pas aux placements effectués :

a) dans une filiale de l’Office;

b) dans des titres émis ou entièrement garantis par le gouvernement du Canada ou d’une province ou par un organisme public fédéral ou provincial;

b.1) dans des titres émis ou entièrement garantis par le gouvernement des États-Unis ou un de ses organismes;

c) dans un fonds composé de titres hypothécaires entièrement garantis par le gouvernement du Canada ou d’une province ou par un organisme public fédéral ou provincial;

Current to January 25, 2023 Last amended on August 12, 2021	8	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 1 Investments Quantitative Limits Sections 11-13	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 1 Placements Plafonds Articles 11-13

(d) a fund that substantially replicates the composition of a widely recognized index of a broad class of securities traded on a public exchange; or

(e) a segregated fund or mutual or pooled fund that complies with the requirements applicable to a plan under the Pension Benefits Standards Regulations, 1985.

12 [Repealed, SOR/2012-295, s. 2]

13 (1) The Board shall not directly or indirectly invest in the securities of a corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of the corporation.

(2) Subsection (1) does not apply in respect of investments in securities issued by a subsidiary of the Board.

(3) Subsection (1) does not apply in respect of investments in securities issued by an investment corporation if the corporation

(a) does not enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16;

(b) limits its investments to those that are authorized for the Board under these Regulations;

(c) does not invest, or hold an investment, in securities of any other investment corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation, unless the corporation first obtains, and provides to the Board, an undertaking by the other investment corporation

(i) not to enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16,

(ii) not to invest, or hold an investment, in the securities of any other investment corporation, and

(iii) to limit its investments to those that are authorized for the Board under these Regulations; and
d) dans un fonds dont la composition reproduit essentiellement celle d’un indice généralement reconnu comptant une vaste gamme de titres négociés en bourse;

e) dans des caisses séparées ou des fonds mutuels ou communs qui satisfont aux exigences applicables aux régimes prévues par le Règlement de 1985 sur les normes de prestation de pension.

12 [Abrogé, DORS/2012-295, art. 2]

13 (1) L’Office ne peut faire un placement direct ou indirect dans les valeurs mobilières d’une personne morale comportant plus de 30 % des droits de vote requis pour en élire les administrateurs.

(2) Le paragraphe (1) ne s’applique pas aux placements faits dans les valeurs mobilières d’une filiale de l’Office.

(3) Le paragraphe (1) ne s’applique pas aux placements faits dans les valeurs mobilières d’une société de placement si la société :

a) ne prend part à aucune transaction à laquelle l’Office ne pourrait prendre part aux termes de l’article 16, à savoir une transaction avec un apparenté ou une personne qui a cessé d’être apparentée au cours des douze mois précédant la transaction;

b) limite ses placements à ceux que l’Office est habilité à faire en vertu du présent règlement;

c) n’effectue pas de placement, ni ne détient de placement, dans les valeurs mobilières de toute autre société de placement comportant plus de 30 % des droits de vote requis pour en élire les administrateurs, à moins que la société de placement obtienne au préalable, et fournisse à l’Office, l’engagement de l’autre société de placement, à la fois :

(i) de ne prendre part à aucune transaction à laquelle l’Office ne pourrait prendre part aux termes de l’article 16, à savoir une transaction avec un apparenté ou une personne qui a cessé d’être apparentée au cours des douze mois précédant la transaction,

(ii) de ne pas faire de placement, ou détenir de placement, dans les valeurs mobilières de toute autre société de placement,

Current to January 25, 2023 Last amended on August 12, 2021	9	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 1 Investments Quantitative Limits Section 13	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 1 Placements Plafonds Article 13

(d) has provided to the Board an undertaking described in subsection (6).

(4) Subsection (1) does not apply in respect of investments in securities issued by a real estate corporation if the corporation

(a) limits its activities to acquiring, holding, maintaining, improving, leasing or managing real or immovable property, that is owned by, or held on behalf of, or mortgaged or hypothecated to

(i) the Board,

(ii) the corporation,

(iii) any other real estate corporation in which securities to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation have been invested in by, or on behalf of, the Board pursuant to this subsection, or

(iv) any other real estate corporation in which securities to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation are owned by the corporation or by a real estate corporation referred to in subparagraph (iii);

(b) restricts its investments and loans, other than investments in real or immovable property or in the securities of other real estate corporations, to those authorized for the Board;

(c) does not enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16;

(d) does not invest, or hold an investment, in securities of any other real estate corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation, unless the corporation first obtains and deposits with the Board an undertaking by the other real estate corporation

(i) not to enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16,
(iii) de limiter ses placements à ceux que l’Office est habilité à faire en vertu du présent règlement;

d)  a fourni à l’Office l’engagement visé au paragraphe (6).

(4)  Le paragraphe (1) ne s’applique pas aux placements faits dans des valeurs mobilières d’une société immobilière si la société :

a) limite ses activités à acquérir, détenir, entretenir, améliorer, louer ou gérer des biens immeubles ou réels appartenant à l’une des personnes ci-après, ou détenus pour leur compte, ou hypothéqués par cellesci :

(i)  l’Office,

(ii)  la société immobilière,

(iii)  toute autre société immobilière dans laquelle des valeurs mobilières comportant plus de 30 % des droits de vote requis pour en élire les administrateurs ont été acquis par l’Office ou pour son compte, aux termes du présent paragraphe,

(iv) toute autre société immobilière dans laquelle des valeurs mobilières comportant plus de 30 % des droits de vote requis pour en élire les administrateurs appartiennent à cette société ou à la société immobilière visée au sous-alinéa (iii);

b)   limite ses placements et prêts, autres que les placements dans les biens immeubles ou réels ou les valeurs mobilières d’autres sociétés immobilières, aux placements et prêts que l’Office est habilité à faire;

c)  ne prend part à aucune transaction à laquelle l’Office ne pourrait prendre part aux termes de l’article 16, à savoir une transaction avec un apparenté ou une personne qui a cessé d’être apparentée au cours des douze mois précédant la transaction;

d)  n’effectue pas de placement, ni ne détient de placement, dans les valeurs mobilières de toute autre société immobilière comportant plus de 30 % des droits de vote requis pour en élire les administrateurs, à moins que la société immobilière obtienne au préalable, et fournisse à l’Office, l’engagement de l’autre société immobilière :

(i) d’une part, de ne prendre part à aucune transaction à laquelle l’Office ne pourrait prendre part aux termes de l’article 16, à savoir une transaction avec un apparenté ou une personne qui a cessé d’être apparentée au cours des douze mois précédant la transaction,

Current to January 25, 2023 Last amended on August 12, 2021	10	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 1 Investments Quantitative Limits Section 13	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 1 Placements Plafonds Article 13

(ii) not to invest, or hold an investment, in the securities of any other real estate corporation; and

(e) has provided to the Board an undertaking described in subsection (6).

(5) Subsection (1) does not apply in respect of investments in securities issued by a resource corporation if the corporation

(a) limits its activities to acquiring, holding, exploring, developing, maintaining, improving, managing, operating or disposing of Canadian resource properties that are owned by, or held on behalf of,

(i) the Board,

(ii) the corporation,

(iii) any other resource corporation in which securities to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation have been invested in by, or on behalf of, the Board pursuant to this subsection, or

(iv) any other resource corporation in which securities to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation are owned by the corporation or by a resource corporation referred to in subparagraph (iii);

(b) restricts its investments and loans — other than investments in Canadian resource properties, investments in property to be used in connection with Canadian resource properties owned by the corporation, loans secured by Canadian resource properties to persons resident in Canada for the exploration or development of these properties, and investments in the securities of other resource corporations — to those authorized for the Board;

(c) does not borrow money other than for the purpose of earning income from Canadian resource properties;

(d) does not enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16;

(e) does not invest, or hold an investment, in securities of any other resource corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of that corporation, unless the corporation first obtains, and provides to the Board, an undertaking by the other resource corporation

(ii) d’autre part, de ne pas faire de placement, ou détenir de placement, dans les valeurs mobilières de toute autre société immobilière;

e) a fourni à l’Office l’engagement visé au paragraphe (6).

(5) Le paragraphe (1) ne s’applique pas aux placements faits dans des valeurs mobilières d’une société minière si la société :

a) limite ses activités à acquérir, détenir, explorer, exploiter, entretenir, améliorer, gérer, utiliser ou disposer des avoirs miniers canadiens appartenant à l’une des personnes ci-après ou détenus pour leur compte :

(i) l’Office,

(ii) la société minière,

(iii) toute autre société minière dans laquelle des valeurs mobilières comportant plus de 30 % des droits de vote requis pour en élire les administrateurs ont été acquis par l’Office ou pour son compte, aux termes du présent paragraphe,

(iv) toute autre société minière dans laquelle des valeurs mobilières comportant plus de 30 % des droits de vote requis pour en élire les administrateurs appartiennent à cette société ou à la société minière visée au sous-alinéa (iii);

b) limite ses placements et prêts — sauf les placements dans des avoirs miniers canadiens, les placements dans les biens destinés à être utilisés en rapport avec des avoirs miniers canadiens appartenant à la société, les prêts garantis par des avoirs miniers canadiens, consentis à des personnes résidant au Canada pour l’exploration ou l’exploitation de ces avoirs et les placements dans les valeurs mobilières d’autres sociétés minières — à ceux que l’Office est habilité à faire;

c) contracte uniquement des emprunts pour tirer un revenu d’avoirs miniers canadiens;

d) ne prend part à aucune transaction à laquelle l’Office ne pourrait prendre part aux termes de l’article 16, à savoir une transaction avec un apparenté ou une personne qui a cessé d’être apparentée au cours des douze mois précédant la transaction;

e) n’effectue pas de placement, ni ne détient de placement, dans les valeurs mobilières de toute autre société minière comportant plus de 30 % des droits de vote requis pour en élire les administrateurs, à moins que la société minière obtienne au préalable, et fournisse à l’Office, l’engagement de l’autre société minière :

Current to January 25, 2023 Last amended on August 12, 2021	11	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 1 Investments Quantitative Limits Sections 13-13.1	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 1 Placements Plafonds Articles 13-13.1

(i) not to enter into a transaction — with a related party, or with a person who has ceased to be a related party within the 12 month period preceding the transaction — that the Board would be prohibited from entering into under section 16,

(ii) not to invest, or hold an investment, in the securities of any other resource corporation; and

(f) has provided to the Board an undertaking described in subsection (6).

(6) An undertaking made by an investment corporation, a real estate corporation or a resource corporation to the Board must provide that for as long as the Board directly or indirectly holds securities to which are attached more than 30 per cent of the votes that may be cast to elect its directors, the corporation will

(a) file with the Board, at such intervals or times as the Board directs,

(i) copies of its annual financial statements,

(ii) copies of its audited financial statements in respect of the immediately preceding 5 fiscal years, or for each year since the corporation was incorporated, if less than 5 years,

(iii) a list clearly identifying the assets of the corporation and the market value of each asset,

(iv) a list of the names of its officers, directors and shareholders, and

(v) a certificate stating that the corporation is complying with its undertaking; and

(b) permit the Board or a person authorized by the Board to visit its head office and to examine its books and records.

13.1 (1) If the Board directly or indirectly invests in the securities of a real estate corporation or resource corporation to which are attached more than 30 per cent of the votes that may be cast to elect the directors of the corporation, the Board shall keep, in respect of each fund that holds common shares of the corporation, a record of the investment that shows the value of the common shares that is obtained by multiplying
(i) d’une part, de ne prendre part à aucune transaction à laquelle l’Office ne pourrait prendre part aux termes de l’article 16, à savoir une transaction avec un apparenté ou une personne qui a cessé d’être apparentée au cours des douze mois précédant la transaction,

(ii) d’autre part, de ne pas faire de placement, ni détenir de placement, dans les valeurs mobilières de toute autre société minière;

f) a fourni à l’Office l’engagement visé au paragraphe (6).

(6) L’engagement fourni à l’Office par une société de placement, une société immobilière ou une société minière prévoit que la société s’engage, pour la période pendant laquelle l’Office détient directement ou indirectement les valeurs mobilières comportant plus de 30 % des droits de vote requis pour en élire les administrateurs, à :

a) fournir à l’Office, aux intervalles ou aux moments fixés par ce dernier :

(i) des copies de ses états financiers annuels,

(ii) des copies de ses états financiers vérifiés à l’égard de chacun des cinq exercices précédents, ou à l’égard de chaque exercice depuis la constitution de la société, si celle-ci remonte à moins de cinq ans,

(iii) une liste dénombrant clairement les éléments d’actif de la société et la valeur marchande de chacun,

(iv) une liste énumérant les noms de ses dirigeants, administrateurs et actionnaires,

(v) une attestation établissant qu’elle remplit son engagement;

b) permettre à l’Office ou à toute personne autorisée par l’Office de se présenter à son siège social et d’examiner ses livres et registres.

13.1 (1) Si l’Office fait un placement direct ou indirect dans les valeurs mobilières d’une société immobilière ou société minière comportant plus de 30 % des droits de vote requis pour en élire les administrateurs, celui-ci fait tenir un registre des placements présentant, pour chaque fonds qui détient des actions ordinaires de la société, la valeur de ces actions correspondant au produit obtenu par la multiplication de l’élément visé à l’alinéa a) par celui visé à l’alinéa b) :

Current to January 25, 2023 Last amended on August 12, 2021	12	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 1 Investments Quantitative Limits Sections 13.1-17	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 1 Placements Plafonds Articles 13.1-17

(a) an amount equal to the assets of the corporation less the sum of its liabilities and its preferred capital stock by

(b) the number of common shares of the corporation held by the fund, divided by the total number of the issued and outstanding common shares of the corporation.

(2) The Board shall keep the record with the record of investments referred in paragraph 35(1)(c) of the Act.

14 [Repealed, SOR/2007-304, s. 1]

Related Party Transactions

15 For the purposes of sections 16 and 17

(a) if a transaction is entered into by, or on behalf of, the Board with a person who the Board, or any person acting on the Board’s behalf, knows will become a related party to the Board, the person shall be considered to be a related party of the Board in respect of the transaction; and

(b) the fulfilment of an obligation under the terms of any transaction, including the payment of interest on a loan or deposit, is part of the transaction and not a separate transaction.

16 Subject to sections 17 and 18, the Board shall not directly or indirectly enter into a transaction with a related party or with a person who has ceased to be a related party within the 12-month period preceding the transaction.

17 (1) The Board may enter into a transaction with a related party if

(a) the transaction is required for the operation or administration of the Board; and

(b) the terms and conditions of the transaction are not less favourable to the Board than market terms and conditions.

(2) The Board may invest the moneys of the Board in the securities of a related party if those securities are acquired at a public exchange.
a) l’actif de la société, moins son passif et ses actions privilégiées;

b) le nombre d’actions ordinaires de la société détenues par le fonds divisé par le nombre total d’actions ordinaires émises et en circulation de la société.

(2) L’Office conserve le registre avec le registre des placements prévu à l’alinéa 35(1)c) de la Loi.

14 [Abrogé, DORS/2007-304, art. 1]

Transactions avec apparentés

15 Pour l’application des articles 16 et 17 :

a) si l’Office ou quiconque agit pour celui-ci prend part à une transaction avec une personne dont il sait qu’elle deviendra apparentée à l’Office, cette personne est réputée y être apparentée en ce qui touche la transaction;

(b) the fulfilment of an obligation under the terms of any transaction, including the payment of interest on a loan or deposit, is part of the transaction and not a separate transaction.

16 Subject to sections 17 and 18, the Board shall not directly or indirectly enter into a transaction with a related party or with a person who has ceased to be a related party within the 12-month period preceding the transaction.

17 (1) The Board may enter into a transaction with a related party if

(a) the transaction is required for the operation or administration of the Board; and

(b) the terms and conditions of the transaction are not less favourable to the Board than market terms and conditions.

(2) L’Office peut investir ses fonds dans les valeurs mobilières d’un apparenté si celles-ci sont acquises à la bourse.

Current to January 25, 2023 Last amended on August 12, 2021	13	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 1 Investments Related Party Transactions Sections 17-19	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 1 Placements Transactions avec apparentés Articles 17-19

(3) The Board may enter into a transaction with a related party if the value of the transaction is nominal.

(4) For the purposes of subsection (3), in assessing whether the value of a transaction is nominal, two or more transactions with the same related party shall be considered as a single transaction.

Miscellaneous

18 Sections 11 to 16 do not apply in respect of

(a) investments in a corporation that are held as a result of an arrangement, within the meaning of subsection 192(1) of the Canada Business Corporations Act, for the reorganization or liquidation of the corporation or for the amalgamation of the corporation with another corporation, if the investments are to be exchanged for shares or debt obligations; or

(b) assets that are acquired through the realization of a security interest held by the Board and that are held for a period not exceeding two years after the day on which the assets were acquired.

19 (1) The moneys of the Board are to be invested

(a) in a name that clearly indicates that the investment is held in trust for the Board and, where the investment is capable of being registered, registered in that name;

(b) in the name of a financial institution, or a nominee of one, in accordance with a custodial agreement or trust agreement, entered into with the financial institution, that clearly indicates that the investment is held for the Board; or

(c) in the name of The Canadian Depository for Securities Limited, or a nominee of it, in accordance with a custodial agreement or trust agreement, entered into with a financial institution, that clearly indicates that the investment is held for the Board.

(2) For the purposes of subsection (1), “custodial agreement” means an agreement providing that

(a) an investment made or held on behalf of the Board pursuant to the agreement

(i) constitutes part of the Board’s assets, and
(3) L’Office peut prendre part à une transaction avec un apparenté si la valeur de la transaction est peu importante.

(4) Pour l’application du paragraphe (3), lorsqu’il s’agit de déterminer si la valeur d’une transaction est peu importante, deux ou plusieurs transactions avec le même apparenté sont considérées comme une seule transaction.

Dispositions diverses

18 Les articles 11 à 16 ne s’appliquent pas :

a) aux placements dans une personne morale qui sont détenus dans le cadre d’un arrangement, au sens du paragraphe 192(1) de la Loi canadienne sur les sociétés par actions, en vue de la réorganisation ou de la liquidation de la personne morale ou de sa fusion avec une autre, s’ils doivent être échangés contre des actions ou des titres de créance;

b) aux éléments d’actif qui sont acquis par l’effet de la réalisation d’une sûreté détenue par l’Office et qui sont détenus pendant une période maximale de deux ans suivant la date de leur acquisition.

19 (1) Les fonds de l’Office doivent être investis, selon le cas :

a) sous un nom qui indique clairement que le placement est détenu en fiducie pour l’Office, lequel placement est enregistré sous ce nom s’il est de nature à être enregistré;

b) sous le nom d’une institution financière ou de son nominataire, aux termes d’un contrat de garde ou de fiducie conclu avec l’institution financière qui indique clairement que le placement est détenu pour le compte de l’Office;

c) sous le nom de La Caisse canadienne de dépôt de valeurs Limitée ou de son nominataire, aux termes d’un contrat de garde ou de fiducie conclu avec une institution financière qui indique clairement que le placement est détenu pour le compte de l’Office.

(2) Pour l’application du paragraphe (1), « contrat de garde » s’entend d’un accord dont les modalités précisent :

a) que le placement effectué ou détenu pour le compte de l’Office aux termes de celui-ci :

Current to January 25, 2023 Last amended on August 12, 2021	14	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 1 Investments Miscellaneous Sections 19-22	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 1 Placements Dispositions diverses Articles 19-22

(ii) shall not at any time constitute an asset of the custodian or nominee; and

(b) records shall be maintained by the custodian that are sufficient to allow the ownership of any investment to be traced to the Board at any time.

20 The Board shall maintain a current record that clearly identifies every investment held by the Board in its name and every investment held in the name of a third party on behalf of the Board, the name in which the investment is made and, where appropriate, the name in which the investment is registered.

PART 2

Annual Report

21 The definitions in this section apply in this Part.

compensation includes annual salary, bonuses, noncash remuneration, termination arrangements, and deferred compensation, including pension benefits funded by the Board, for service rendered by an individual in all capacities to the Board and its subsidiaries. (rémunération)

executive officers means the five most highly compensated officers of the Board or its subsidiaries. (princi- paux dirigeants)

22 (1) The annual report must include a statement of the corporate governance practices of the board of directors that sets out

(a) its duties, objectives and mandate;

(b) its committees, their composition, mandates and activities;

(c) the decisions requiring its prior approval;

(d) the procedures in place for the assessment of its performance; and

(e) its expectations in respect of the Board’s management.
(i) fait partie de l’actif de l’Office,

(ii) ne fait en aucun cas partie de l’actif du gardien ou de son nominataire;

b) que le gardien doit tenir des registres adéquats afin que la propriété de tout placement puisse être attribuée à l’Office à tout moment.

20 L’Office tient à jour un registre qui indique clairement chaque placement qu’il détient en son nom et chaque placement qui est détenu pour son compte par un tiers, ainsi que le nom auquel le placement est fait et, le cas échéant, le nom sous lequel il est enregistré.

PARTIE 2

Rapport annuel

21 Les définitions qui suivent s’appliquent à la présente partie.

principaux dirigeants Les cinq dirigeants de l’Office ou de ses filiales qui reçoivent la rémunération la plus élevée. (executive officers)

rémunération Vise notamment le traitement annuel, les primes, la rémunération autre qu’en espèces, les indemnités de cessation d’emploi et les indemnités différées, y compris les prestations de pension financées par l’Office, versés en contrepartie des services rendus par un individu dans l’exercice de ses fonctions pour l’Office ou ses filiales. (compensation)

22 (1) Le rapport annuel contient notamment un exposé des méthodes de gestion du conseil d’administration qui précise :

a) les fonctions, objectifs et mandat du conseil;

b) la liste des comités du conseil, leur composition, leur mandat et leurs activités;

c) les décisions soumises à l’approbation préalable du conseil;

d) les procédures d’évaluation du rendement du conseil;

e) les attentes du conseil à l’égard de la direction de l’Office.

Current to January 25, 2023 Last amended on August 12, 2021	15	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Public Sector Pension Investment Board Regulations PART 2 Annual Report Section 22	Règlement sur l’Office d’investissement des régimes de pensions du secteur public PARTIE 2 Rapport annuel Article 22

(2) The Board shall include, in its annual report, information disclosing the total compensation awarded to, earned by, or paid to the directors and executive officers during the financial year.

(3) The annual report must include a summary of the procedures established under paragraph 7(2)(d) of the Act.
(2) L’Office inclut dans son rapport annuel des renseignements sur la rémunération totale accordée ou versée aux administrateurs et aux principaux dirigeants, ou gagnée par eux, au cours de l’exercice.

(3) Le rapport annuel comprend un sommaire des mécanismes institués aux termes de l’alinéa 7(2)d) de la Loi.

Current to January 25, 2023 Last amended on August 12, 2021	16	À jour au 25 janvier 2023 Dernière modification le 12 août 2021

Exhibit D

STATEMENT OF INVESTMENT POLICIES, STANDARDS AND PROCEDURES FOR ASSETS MANAGED BY THE PUBLIC SECTOR PENSION INVESTMENT BOARD

D-1

Statement of investment
policies, standards and
procedures for assets
managed by the Public
Sector Pension
Investment Board

— PSP Investments

As approved by the Board of Directors
on November 8, 2022 and effective as of December 1, 2022

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board

	1	Scope	3
1.1	Purpose		3
1.2	Overview of the Plans		3

	2	Investment Objectives	4

	3	Annual Review	4

	4	Plan Account Governance and Investment Process	4
4.1	Responsibility and Accountability for the Investment Process		4
4.2	Investment Decision Making Processes		4
4.3	Performance Measurement		5
4.4	Review of Investment Performance		5

	5	Allocation of Assets under Policy Portfolio (Strategic Asset Mix)	6
5.1	Risk and Return Expectations		7
5.2	Active Management		7

	6	Categories of Investments and Loans	7
6.1	Liquid Short-Term Investments		7
6.2	Fixed Income Instruments and Real Return Bonds		7
6.3	Public Market Equities		8
6.4	Private Equity		8
6.5	Real Estate		8
6.6	Infrastructure		8
6.7	Natural Resources		8
6.8	Complementary Investments		8
6.9	Derivatives		8

	7	Risk Management and Diversification	9

	8	Liquidity of Investments	9

	9	Short Selling of Securities	9

	10	Pledging of Assets and Permitted Borrowing and Leverage	10

	11	Custodians and Securities Lending or Borrowing	10

	12	Responsible Investment	11

	13	Valuation of Investments	11

	14	Related Party Transactions	12

	15	Soft Dollar Practices	13

— 1

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
	16	Compliance	13

	APPENDIX “A” ACTIVE MANAGEMENT POLICY
1	Objective		14
2	Process		14
3	Target Return and Approved Risk		14
4	Diversification		14

	APPENDIX “B” GLOSSARY OF TERMS		15

— 2

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
1	Scope

1.1	Purpose

The Public Sector Pension Investment Board (“PSP Investments”) is a Crown corporation created under the Public Sector Pension Investment Board Act, S.C. 1999, c. 34, as amended (the “Act”) to manage and invest amounts that are transferred to it by the Government of Canada pursuant to the Superannuation Acts (as defined below) for the accounts of the “funds” (as defined in the Act) of the pension plans established under: (i) the Public Service Superannuation Act, (ii) the Canadian Forces Superannuation Act (“CFSA”), (iii) the Royal Canadian Mounted Police Superannuation Act (collectively, the “Superannuation Acts”) and (iv) the regulations under section 59.1 of the CFSA (the “CFSA Regulations”). The pension plans established under the Superannuation Acts and the CFSA Regulations are herein collectively referred to as the “Plans”. The “funds” for which amounts are currently transferred to PSP Investments (herein referred to individually as a “Fund” and collectively as the “Funds”) were established for the pension obligations under the Plans for service on or after April 1, 2000 and in the case of the Plan established under the CFSA Regulations for service on or after March 1, 2007 (all of such pension obligations under the Plans being collectively referred to herein as the “Post-2000 Obligations”). The accounts managed by PSP Investments for the Funds are herein referred to individually as a “Plan Account” and collectively as the “Plan Accounts”.

The Act and the Public Sector Pension Investment Board Regulations, SOR/2000-77, as amended (the “Regulations”) require PSP Investments to establish for each Plan Account a statement of investment policies, standards and procedures that a person of ordinary prudence would exercise in dealing with the property of others, and this statement (the “Statement”) has been prepared by PSP Investments for that purpose. The same Statement applies to each of the Plan Accounts as they currently share a long-term investment horizon resulting from the similar characteristics of the Post-2000 Obligations of each Plan and the consequential positive net inflow to each Plan Account that is expected over the long-term and which is further described below.

In accordance with the Act, the Statement is approved by the Board of Directors of PSP Investments (“Board of Directors”), and must be complied with by PSP Investments, its employees, its subsidiaries and external investment managers who invest the assets of PSP Investments. The Statement is also relevant to the actuary for the Plans, the Chief Actuary of the Office of the Superintendent of Financial Institutions Canada (“Chief Actuary”).

1.2	Overview of the Plans

The Plans are all contributory defined benefit plans. The Government of Canada is liable for all pension obligations under them. The Plans have similar natures, provisions and demographics. The net inflows (contributions net of benefit payments) transferred to the Plan Accounts for the Post-2000 Obligations are expected to remain positive over the long-term.

Each month PSP Investments receives monies from the Government of Canada for the Plan Accounts, which are the net amounts available for investment on behalf of each Fund, being the member and employer contributions less: (i) amounts used to pay applicable benefits under the Fund’s Plan and (ii) administration costs relating to such Plan.

Factors which may affect the funding of the Plans in respect of the Post-2000 Obligations and the Plans’ ability to meet such obligations include: (i) rate of inflation; (ii) rate of increase of members’ pensionable earnings; (iii) rate of return on assets invested by PSP Investments; (iv) investment risk (market risk, credit and counterparty risk, concentration risk, liquidity and financing risk and leverage risk); (v) demographic factors such as mortality rates, rates of employee terminations and age for retirements; (vi) actuarial funding cost method and value of assets used by the Chief Actuary and (vii) level of funding requirements for employee and employer contributions.

Pursuant to the Superannuation Acts, the Government of Canada, which administers the Plans and their respective Funds, may at any time call upon the net assets of PSP Investments allocated to each Fund’s Plan Account for amounts required for the payment of Post-2000 Obligations of the relevant Plan or for the reduction of any non-permitted surplus in the Fund of such Plan.

— 3

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
2	Investment Objectives

PSP Investments’ statutory mandate, as set out in section 4 of the Act, is to manage the amounts transferred to it in the best interests of contributors and beneficiaries under the Superannuation Acts and to invest its assets with a view to achieving a maximum rate of return, without undue risk of loss, having regard to (i) the funding, policies and requirements of the Plans and (ii) the ability of the Plans to meet their financial obligations.

The Government of Canada (“Government”) has adopted a funding policy, reviewed annually, that articulates its risk tolerance, expressed in terms of pension funding risks (e.g. risk of being underfunded, risk of increased costs to the Government, etc.). Its communication is developed around the pension funding risk of a Reference Portfolio, provided to PSP Investments by the Treasury Board of Canada Secretariat each year. Accordingly, the Board of Directors has established a strategic asset mix, the Policy Portfolio (as defined below), reviewed annually, which is built to deliver an expected rate of return that is higher than the Reference Portfolio’s, without increasing pension funding risk above the Government’s risk tolerance. This ensures alignment with the Government’s funding objectives for the Post-2000 Obligations.

More information on the Reference Portfolio is presented in Appendix “C”.

All investments must be made in accordance with the Act.

3	Annual Review

The Board of Directors reviews the Statement at least once every fiscal year.

4	Plan Account Governance and Investment Process

In fulfilling its duties, the Board of Directors may, subject to the Act, delegate responsibilities for the investment of the assets in the Plan Accounts to the President and Chief Executive Officer of PSP Investments (“Chief Executive Officer”) and provide the authority to sub-delegate in certain instances, under the Terms of Reference for the Board of Directors or any Delegation of Investment Authorities approved by the Board of Directors.

4.1	Responsibility and Accountability for the Investment Process

The overall investment responsibilities are shared among the Board of Directors, the Investment and Risk Committee of the Board of Directors (“Investment and Risk Committee”) and the Chief Executive Officer in accordance with the Terms of Reference for the Board of Directors and the Investment and Risk Committee. Procedures segregating the duties of participants in the investment process are in place.

4.2	Investment Decision Making Processes

The Investment and Risk Committee approves investment proposals based upon the recommendations of PSP Investments’ management (“Management”). When a delegation of authority from the Board of Directors exists, officers of PSP Investments and investment managers (both internal and external) must undertake individual investment decisions within the scope of their respective mandates. The Chief Executive Officer manages and directs the day-to-day affairs of PSP Investments.

— 4

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
4.3	Performance Measurement

The primary purpose of performance measurement is to calculate: (a) the rate of return of each of PSP Investments’ asset categories/classes, and (b) the overall rate of return of the Policy Portfolio and of the Plan Accounts as a whole. The value added by Active Management is measured by comparing the actual return of the Plan Accounts as a whole, against the overall return of the Policy Portfolio. The impact of Policy Portfolio decisions should be measured by comparing the overall return of the Policy Portfolio against the overall return of the Reference Portfolio and risk related measures, as further outlined in the Risk Appetite Statement (“RAS”) referred to in section 7 below.

For performance measurement purposes, the Policy Portfolio asset class weightings are equal to their actual portfolio weightings in the Plan Accounts, excluding deviations resulting from Active Management.

The performance of the Policy Portfolio, the individual asset classes and the investment managers is measured using relevant benchmarks, which may be comprised of market indices, economic indicators, peer group data or be based on cost of capital concepts.

The performance of the Plan Accounts as a whole, the Policy Portfolio, Active Management, individual asset categories/classes and investment managers is reviewed over periods that are long enough to provide a fair and appropriate basis for evaluation in each case.

4.4	Review of Investment Performance

Management reviews the performance of the Plan Accounts on an ongoing basis and presents the results to the Investment and Risk Committee in accordance with the Investment and Risk Committee’s Terms of Reference.

— 5

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
5	Allocation of Assets under Policy Portfolio (Strategic Asset Mix)

The Board of Directors has adopted as the policy portfolio (“Policy Portfolio”) for the Plan Accounts the strategic asset mix summarised in the table below, with the target weightings indicated. The Policy Portfolio is a market exposure to the approved asset classes, in the approved long-term target weightings. This market exposure is expected to be achieved using both internal and external managers, by investing in both physical and synthetic assets, and by employing both active and passive investment management strategies.

Table 1

Asset Class	Long-Term Target Weight (%)
Equity	39
• Public Market Equities	• 27
• Private Equity	• 12
Government Fixed Income	21
Credit	9
Real Assets	31
• Real Estate	• 14
• Infrastructure	• 12
• Natural Resources	• 5

Implementation of the long-term target weights of the Policy Portfolio will be effected in a prudent and orderly manner, subject to market conditions and investment opportunities, and at a reasonable cost, recognising that overly precise control of the Policy Portfolio targets can result in transaction costs that are not economically justified. PSP Investments recognises that some investment opportunities may be beneficial to the Plan Accounts without falling within those asset classes listed in Table 1. Such Complementary Investments shall have no target weight but shall not surpass 3% of the Plan Accounts’ value. Management may rebalance the assets in the Plan Accounts in accordance with the Portfolio Rebalancing Policy approved by the Investment and Risk Committee. The purpose of the Portfolio Rebalancing Policy is to seek to ensure that over time, deviations from the long-term target weights of the Policy Portfolio do not materially impact the long-term objectives of PSP Investments.

The Policy Portfolio represents a broad-based diversified portfolio of public and private assets including non-Canadian dollar denominated assets. The potential impact of currency fluctuations on returns is managed in accordance with PSP Investments’ Currency Management Policy.

— 6

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
5.1	Risk and Return Expectations

Based on its expectations of market conditions and its asset-liability studies, PSP Investments developed the Policy Portfolio with a view to achieving a return at least equal to that of the Reference Portfolio, while respecting the Government’s risk tolerance. Taking on investment risk is required to achieve this rate of return, which may result in returns significantly above or below this objective, particularly over short time horizons. This investment risk and its impact on the funding of the Plans for the Post-2000 Obligations are addressed in the RAS.

5.2	Active Management

In addition to the returns expected from the Policy Portfolio, PSP Investments employs Active Management strategies designed to increase returns (net of all costs) and to assist in overperforming the Reference Portfolio, within Active Risk limits. These activities are further described in the Active Management Policy approved by the Board of Directors and set out in Appendix “A”.

6	Categories of Investments and Loans

In implementing the Policy Portfolio and Active Management strategies, PSP Investments may make the types of investments described below. Defined terms for these are found in the Glossary of Terms set out in Appendix “B”. Such investments may be made directly (e.g. by holding the relevant equity security, bond or other asset) or indirectly (e.g. through exchange traded funds, pooled funds, trusts, limited partnerships, futures contracts or other derivatives, asset-backed securities, mutual funds, segregated funds or other investment vehicles). Use of any new investment product or financial instrument (“Financial Products”) or investment activity by PSP Investments or its subsidiaries may only occur upon review by PSP Investments’ relevant management committee (“MC”). Management submits the list of all approved Financial Products to the Investment and Risk Committee on an annual basis. To the extent that any Financial Products are added or removed from such list, Management reports any such changes to the Investment and Risk Committee at its next scheduled meeting.

6.1	Liquid Short-Term Investments

PSP Investments may invest in Liquid Short-Term Investments. PSP Investments’ Risk Management department uses appropriate measures and controls to monitor the liquidity and credit risk of Liquid Short-Term Investments in accordance with PSP Investments’ Investment Risk Management Policy and related procedures. The “Government Fixed Income” component of the Policy Portfolio includes Liquid Short-Term Investments.

6.2	Fixed Income Instruments and Real Return Bonds

PSP Investments may invest in Fixed Income Instruments and Real Return Bonds. Except as set out below, these must be rated by a recognised rating agency as prescribed by the Investment Risk Management Policy and related procedures. The “Government Fixed Income” and “Credit” components of the Policy Portfolio are respectively comprised of various Fixed Income Instruments and/or Real Return Bonds. Certain private debt or loan instruments comprising the Credit component of the Policy Portfolio are not rated as aforementioned, but are otherwise dealt with in accordance with the Investment Risk Management Policy and related procedures.

— 7

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
6.3	Public Market Equities

PSP Investments may invest in Public Market Equities using passive or active strategies. The “Public Market Equity” component of the Policy Portfolio is comprised of Public Market Equities.

6.4	Private Equity

PSP Investments may invest in Private Equity Investments, this type of investment comprising the “Private Equity” component of the Policy Portfolio.

6.5	Real Estate

PSP Investments may invest in Real Estate Investments, this type of investment comprising the “Real Estate” component of the Policy Portfolio.

6.6	Infrastructure

PSP Investments may invest in Infrastructure Investments, this type of investment comprising the “Infrastructure” component of the Policy Portfolio.

6.7	Natural Resources

PSP Investments may invest in Natural Resources Investments, this type of investment comprising the “Natural Resources” component of the Policy Portfolio.

6.8	Complementary Investments

PSP Investments may invest in Complementary Investments recognising that some investment opportunities may be beneficial to the Plan Accounts without falling within the asset classes of the Policy Portfolio.

6.9	Derivatives

PSP Investments may use derivatives to achieve its investment and financial objectives, including without limitation, strategies to mitigate risk, reduce costs, increase expected returns, increase cash liquidity or diversify financing and investing alternatives available to it. Subject to its Investment Risk Management Policy and related procedures and its list of approved Financial Products, PSP Investments may invest in derivatives including the following: swaps, forwards, futures, options and other structured products for the purpose of managing its exposure to interest rates, credit spreads, currencies, securities and financial markets or otherwise to achieve its investment and financial objectives. Where the use of derivatives is authorised in specific investment management mandates, the mandate must also specify: (i) authorised instrument(s), (ii) portfolio limitations, and (iii) purpose of their use and other criteria.

— 8

Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
7	Risk Management and Diversification

PSP Investments has adopted a Risk Appetite Statement, referred to herein as the RAS, which outlines the appetite, attitude and tolerance to risk of the Board of Directors and Management and which complements this Statement and the risk related policies and procedures of PSP Investments. The RAS addresses, among other matters, risks related to the development of the Policy Portfolio. An overview of the RAS is provided in the Risk Appetite Overview.

The Policy Portfolio, as described in Section 5, sets out a strategy to mitigate risk through a diversified investment portfolio. The Policy Portfolio is reviewed at least annually to take into account, among other matters, changes, if any, to PSP Investments’ long-term expectations of market conditions, including expected return and risk of each asset class, and other factors affecting the funding of the Post-2000 Obligations.

For the Plan Accounts, investment risk is managed in accordance with the investment restrictions prescribed by the Act and Regulations, as well as in accordance with PSP Investments’ Investment Risk Management Policy and related procedures. The Investment Risk Management Policy, which covers investment risk matters for all investments in the Plan Accounts, is administered by PSP Investments’ Risk Management department and states that PSP Investments will use quantitative and qualitative risk measures to assess investment risk.

8	Liquidity of Investments

PSP Investments’ Treasury department manages PSP Investments’ Liquid Short-Term Investments to ensure timely and cost efficient funding to enable PSP Investments and the Plans to meet all of their relevant financial obligations as they become due and payable and to reduce the risk of liquidating assets unexpectedly and potentially at unfavourable prices. All investments undertaken by the Treasury department are selected with due consideration given to their effect on liquidity risk within the context of the Plan Accounts as well as the income to be derived. Such investments are made in accordance with (i) Treasury department procedures, and (ii) the Investment Risk Management Policy and related procedures. The Treasury department also manages issuances of debt securities by PSP Investments’ financing subsidiary, which are used in part to increase liquidity.

Given the unique characteristics of the Plans’ Post-2000 Obligations and the long-term investment horizon of the Plan Accounts, liquidity requirements for the purpose of pension benefit payments are expected to be minimal up to 2030. The liquidity of specific asset classes is considered in the development of the Policy Portfolio.

9	Short Selling of Securities

PSP Investments may Short Sell any publicly traded securities (by way of borrowing securities or otherwise) to enhance expected returns or protect capital, provided, however, that Short Selling will only be done after full consideration of the related risks.

PSP Investments will provide the amount and type of collateral consistent with market requirements. Collateral is required to be held by the prime broker or lender in a manner designed to safeguard it, to the extent possible, from the interests of other creditors of the prime broker or lender. Publicly traded securities that are the object of Short Sales and any related collateral is marked-to-market daily so that exposures may be monitored.

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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
10	Pledging of Assets and Permitted Borrowing and Leverage

a
PSP Investments or its subsidiaries (including, but not limited to trusts, partnerships, corporations and other special purpose vehicles) may borrow money as permitted under the Act (“Permitted Borrowings”) to satisfy cash flow needs, to avoid the untimely sale of assets or as described below.

b
Subject to the limitations described in their respective By-laws, PSP Investments or its subsidiaries may also guarantee the obligations of, or the performance of obligations by, entities in which PSP Investments or its subsidiaries have a direct or indirect equity interest, provided, however, that the liability under any such guarantee does not exceed a percentage of the obligations guaranteed which is equal to the direct or indirect percentage equity interest in the guaranteed entity. PSP Investments may pledge, charge or otherwise grant a security in assets or post margin as required to complete derivative transactions, to secure a Permitted Borrowing or guarantee, or to complete a Short Sale, in accordance with applicable law. When engaging in permitted pledging, guarantees, or borrowing, PSP Investments gives consideration to the related risks.

c
PSP Investments believes that the prudent use of debt or leverage may enhance investment returns contributing to achieving PSP Investments’ mandate within its risk appetite. The use of leverage in an investment context involves the use of borrowed assets to make additional purchases to increase the rate of return from investment activities. Leverage can also be achieved by Short Selling and through the use of derivatives such as options, swaps and futures and other structured products. PSP Investments is authorised to utilise leverage to execute investment strategies provided that (i) due consideration is given to the related risks, (ii) appropriate risk control measures are established, and (iii) leverage activities are conducted in accordance with the Leverage and Liquidity Policy, the Investment Risk Management Policy, and related procedures and limits adopted by PSP Investments.

11	Custodians and Securities Lending or Borrowing

Custodians appointed by PSP Investments are approved by the Board of Directors pursuant to the Terms of Reference for the Board of Directors. PSP Investments’ publicly traded securities may be lent out under a securities lending agreement. Currently, securities lending is conducted internally, directly, or through PSP Investments’ custodians or their affiliates. Where PSP Investments assumes counterparty risk, any securities lending agreement must require collateral in a manner consistent with industry standards. Collateral will be marked-to-market on a daily basis, and any shortfall in the amount of collateral will be rectified immediately. Where PSP Investments invests in investment funds or insurance contracts, it will conduct due diligence on the securities lending practices of such investment vehicles and ensure that the practices are sound, and sufficient risk management procedures are established. PSP Investments’ Risk Management department will establish a minimum rating for borrowers of securities and a procedure to review the creditworthiness of all borrowers when PSP Investments lends directly its securities to such borrowers.

Securities borrowing transactions are generally used in conjunction with Short Sales, securities fails (securities sold but not made available for delivery on the settlement date), and option and arbitrage positions. PSP Investments is also permitted to engage in securities borrowing for hedging purposes incidental to the activities of buying, selling, holding or exchanging publicly traded securities as PSP Investments deems necessary or appropriate.

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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
12	Responsible Investment

PSP Investments’ responsible investment practices are conducted in accordance with its Responsible Investment Policy with the intent of fulfilling the investment objectives and policies of this Statement for the long-term benefit of the Plan Accounts and consistent with the objects of PSP Investments, as set out in section 4 of the Act. At the center of our responsible investment approach is the investment belief that identifying, monitoring and capitalising on environmental, social and governance (“ESG”) factors is material to long-term investment performance. As a long-term investor, we believe that managing ESG factors contributes to a better total fund long-term performance, by helping in finding new opportunities, steering our capital toward more attractive areas and mitigating key risks. PSP Investments seeks to integrate analysis of ESG risks and opportunities, including climate change, in its investment due diligence and asset management processes across all asset classes. The ESG factors considered and their materiality will vary by company, industry and geography. Additionally, PSP Investments’ integration process may vary according to the asset class and type of investment.

PSP Investments has an important allocation to public markets and uses its ownership positions in public equities to promote good governance practices by exercising its proxy voting rights. PSP Investments’ Proxy Voting Principles address issues of corporate governance and responsible investment, on which PSP Investments may vote from time to time, as well as the principles on which it rely when voting. In limited instances, where it is not practical for PSP Investments to retain responsibility for proxy voting, PSP Investments may delegate voting rights to an external investment manager who must vote according to PSP Investments’ then current proxy voting principles.

PSP Investments also regularly engages with portfolio companies and partners across all asset classes and works with a number of organisations to support initiatives that enhance the quality of ESG practices and disclosure. For private market investments, PSP Investments leverages its direct access to portfolio companies, while public companies are selected for engagement based on a process that takes into account such factors as ability to create shareholder value, prospects for success and relevance of the ESG issues.

13	Valuation of Investments

PSP Investments measures its investment assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

At initial recognition of an investment (e.g. upon acquisition), PSP Investments evaluates the facts and circumstances related to a transaction to confirm that the transaction price represents the fair value of an asset or a liability. At each subsequent measurement date, market prices are used to determine fair value where an active market exists (such as a recognised securities exchange), as they reflect actual and regularly occurring market transactions on an arm’s length basis. If quoted market prices are not available, then fair value is estimated using valuation techniques based on inputs existing at the measurement date that are derived from observable market data. In certain cases, valuation techniques include assumptions that may or may not be supported by market observable data. Valuation techniques used are based on widely recognised practices that are consistent with professional appraisal standards.

The valuation process is monitored and governed by an internal valuation committee. This committee is responsible for reviewing the fair values of all investments and recommending their approval to the Chief Financial Officer.

Direct investments in equity of Public Issuers and listed derivative instruments are measured at fair value using quoted market prices. In the case of investments in pooled funds and other investment funds, fair value is measured by using unit values obtained from each of the funds’ administrators. Such unit values are derived from the fair value measurement of the underlying investments in each pooled or investment fund.

Over-the-counter derivatives are valued using appropriate valuation techniques that include discounted cash flows incorporating inputs such as current market yields, default correlation data and recovery rate, or using prices obtained from central counterparties in the case of cleared derivatives.

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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
The fair value of Liquid Short-Term Investments, Fixed Income Instruments and Real Return Bonds is determined using prices obtained from third-party pricing sources determined using either an appropriate interest rate curve with a spread associated with the credit quality of the issuer or other generally accepted pricing methodologies. Certificates of deposit and bankers’ acceptances are measured at cost plus accrued interest, which approximates their fair value given their short-term nature.

For Private Equity Investments, Real Estate Investments, Infrastructure Investments, Natural Resources Investments and any other private entities (excluding investments in Public Issuers), PSP Investments uses acceptable industry valuation methods. For each investment, the objective is to apply the relevant methodology consistently over time. Furthermore, valuations are performed annually with at least semi-annual updates, subject to materiality. For direct investments PSP Investments may use the services of third-party valuators to determine the fair value. In validating the work performed by valuators, PSP Investments ensures that the valuator is independent, the valuation methods used are appropriate and applied correctly and consistently, the assumptions used correspond to financial information and forecasts of the underlying operating company and the valuation considers market participants’ assumptions.

For direct Private Equity Investments, Infrastructure Investments, Natural Resources Investments and any other private entities (excluding investments in Public Issuers), valuation methods used include discounted cash flows, prices of recent comparable transactions and multiples of publicly traded comparable companies or previous transactions. Assumptions used in such valuations include, among others, discount rates, multiples, projected cash flows and representative earnings level which may not be fully supported by observable market data.

For direct Real Estate Investments (excluding investments in Public Issuers), valuation methods used include discounted cash flows, prices of recent comparable transactions and the direct capitalisation approach. Assumptions used in such valuations include discount rates, capitalisation rates, projected cash flows and/or net operating income, which may not be fully supported by observable market data. The fair value of real estate debt is determined using either a discounted cash flow method or collateral-based valuation technique.

For direct private debt investments, valuation methods used include discounted cash flows, market prices involving comparable (similar) debt investments and the recoverable value of the collateral (if impairment exists). Assumptions used in such valuations include, among others, projected cash flows which may not be fully supported by observable market data.

In the case of Private Equity Investments, Fixed Income Instruments and Real Return Bonds investments, Real Estate Investments, Infrastructure Investments and Natural Resources Investments made through investment funds, the fair value is generally determined based on the audited fair values reported by the fund’s general partner using acceptable industry valuation methods.

In the case of co-investments by Private Equity Investments, Infrastructure Investments and Natural Resources Investments, where access to information is more restricted, the fair value is generally determined based on the audited fair values reported by the fund’s general partner using acceptable industry valuation methods.

14	Related Party Transactions

PSP Investments may enter into a transaction with a related party (as defined under section 1 of the Regulations) only if the transaction:

a
is required for the operation or administration of PSP Investments and is made on market terms and conditions; for the purpose of this paragraph, “market terms and conditions”, in respect of a transaction, means terms and conditions, including those relating to price, rent or interest rate, that would apply to a similar transaction in an open market under conditions requisite to a fair transaction between parties who are at arm’s length and acting prudently, knowledgeably and willingly;

b	relates to securities of a related party acquired on a public exchange; or

c
is of a nominal value; in assessing whether the value of a transaction is nominal, (i) two or more transactions with the same related party are considered a single transaction and (ii) a value of CA $250,000.00 and below is considered to be nominal.

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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
15	Soft Dollar Practices

PSP Investments’ approach to securities transactions is to pay the minimum commission necessary to achieve favorable order execution, considering all explicit and implicit trading costs. PSP Investments recognises that the research provided by brokers can be of value to internal and external investment managers. As a result, PSP Investments allows its internal and external investment managers to utilise soft dollar practices as long as each investment manager seeks to obtain “best execution” on its securities transactions and complies with guidance provided by the CFA Institute Soft Dollar Standards (or other principles approved by PSP Investments) in all material respects and applicable securities regulatory requirements.

16	Compliance

Several departments at PSP Investments, including Legal Affairs, Internal Audit, Compliance and Risk Management, monitor PSP Investments’ activities to ensure compliance with this Statement. Any breaches of this Statement must be promptly reported to the relevant MC and by Management to the Governance Committee of the Board of Directors, along with an appropriate plan for resolution of the breach.

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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
APPENDIX “A”
ACTIVE MANAGEMENT POLICY

1	Objective

The Active Management Policy’s objective is to generate the targeted amount of value added (returns in excess of those from the Policy Portfolio) using no more than the level of Total and Active Risk approved by the Board of Directors. Active Management programs are undertaken by both internal and external managers, investing in asset classes from the Policy Portfolio or asset classes or assets unrelated to the Policy Portfolio (only as approved by the Board of Directors), and in either physical or synthetic assets.

One Active Management strategy that Management may employ is short-term deviations from the Policy Portfolio’s long-term target weights for asset classes (within the Policy Portfolio asset class ranges of the Portfolio Rebalancing Policy) based on Management’s assessment of relative valuations of each asset class, supplementing rebalancing policies in place.

2	Process

PSP Investments seeks to minimise over time the correlation of returns between the Active Portfolio and the Policy Portfolio. The Active Portfolio is composed of a number of diversified investments each expected to generate superior returns within their allocated risk parameters.

3	Target Return and Approved Risk

The annual Active Management value added objective is set by the Board of Directors over the return of the Reference Portfolio, net of all expenses of PSP Investments. The maximum approved level of Total and Active Risk is set by the Board of Directors. Management reports the Total and Active Risk exposures to the Investment and Risk Committee in accordance with the RAS.

4	Diversification

PSP Investments diversifies its Total and Active Risk by, among other matters:

a	asset classes (e.g. equity securities, debt securities, real estate, etc.);

b	geographies;

c	currencies; and

d	styles (e.g. fundamental, trending, quantitative).

The result will be pools of investment activities, which are the Active Management programs. These programs combined with passive portfolios make up the Total Fund.

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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
APPENDIX “B”
GLOSSARY OF TERMS

Active Management – An investing strategy that seeks to outperform the Policy Portfolio benchmarks by creating a portfolio that deviates from the Policy Portfolio benchmarks. In equities, this is usually accomplished by overweighting and underweighting specific sectors or securities relative to the Policy Portfolio.

Active Portfolio – The aggregate of all deviations from the Policy Portfolio as part of PSP Investments’ Active Management.

Active Risk – All investment risk arising from Active Management, including the volatility of the returns of the Active Portfolio.

Fixed Income Instruments and Real Return Bonds – Fixed Income Instruments are debt, loan or contractual instruments that pay an amount of interest or income at a regular interval over a period of time. Real Return Bonds are debt instruments that earn inflation adjusted returns. These investments include, but are not limited to, publicly traded debt securities, subordinated debt securities, convertible debt securities, private debt securities, instruments or loans, debentures, bonds, fixed or floating rate notes, secured loans, mortgages and related rights, mortgage bonds, and Canada Mortgage and Housing Corporation insured loans, as well as equity-like instruments that are approved by the Chief Executive Officer, and equity instruments that are incidental to such investments and are approved by the Chief Executive Officer. Exposure to Fixed Income Instruments and Real Return Bonds may also be obtained through the use of derivatives or through investment funds focused on these. Fixed Income Instruments and Real Return Bonds are issued by governmental, supranational and/or private entities, and provide income as well as the return of capital at maturity and are generally less volatile than equity securities.

Infrastructure Investments – Include direct investments in companies or other entities and indirect investments such as investment funds. Direct investments are comprised of equity, equity-like or debt instruments in private companies or other entities or Public Issuers, primarily engaged in the construction, management, ownership or operation of assets in power, energy, regulated businesses, transportation, telecom, social and other infrastructure sectors. These assets typically have low obsolescence risk and high capital costs. Infrastructure Investments’ returns are generally characterised by sensitivity to inflation.

Liquid Short-Term Investments – Liquid Short-Term Investments consist of short-term investments in the following instruments, provided these securities have a term to maturity of 400 days or less: certificates of deposit, bankers’ acceptances and other evidences of deposit at financial institutions, evidences of indebtedness of companies or other entities, treasury bills, promissory notes and short-term notes with coupon resets not exceeding 400 days. Liquid Short-Term Investments also include floating rate notes with coupon resets not exceeding 400 days and a final maturity date not exceeding three years.

Natural Resources Investments – Consist primarily of direct or indirect investments in assets that relate to the production or extraction of a natural resource such as timber, agricultural products, upstream oil and gas and mineral resources. For renewable resources, investments typically consist of the land, the growing stock of forest or agricultural products and related assets, and may include investments in emerging renewable resources (i.e., wood-based biofuels, carbon credits, aquaculture, water entitlements, etc.), as well as infrastructure and other assets used to produce, harvest, store, distribute and market renewable resources. For other natural resources, investments typically consist of oil and gas or mineral rights or licenses and the infrastructure required to extract, produce and deliver such resources. For all natural resources, investments may include securities or interests in entities or investment funds focused on Natural Resources Investments.

Complementary Investments – Consist primarily of direct or indirect investments (e.g. investment funds) in assets that do not fall within an existing approved asset class of the Policy Portfolio (i.e. no single asset class fit) but are deemed beneficial for the Plan Accounts. Direct investments include equity, equity-like, debt instruments or derivatives in assets, private entities or Public Issuers as well as direct co-investments in entities in conjunction with investment funds.

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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
Public Issuers – Means entities whose securities trade on a widely recognised stock exchange, including specified purpose acquisitions companies.

Public Market Equities – Include the following securities of Public Issuers, whether publicly traded or not: common shares, American depository receipts, global depository receipts, rights, participation notes, preferred shares, warrants, instalment receipts, income trust units, exchange traded funds, securities convertible into equity securities, limited partnerships interests. It also includes derivatives, such as publicly traded futures of the index of any widely recognised stock market, as well as income streams, debt, financial assets or securities of Public Issuers or private entities, including those expected to effect initial public offerings and investment funds and related co-investments

Private Equity Investments – Consist primarily of investments in private entities, but may also include Public Issuers that will be privatised or in circumstances arising out of this asset class’ activities and as approved by the Chief Executive Officer. The majority of Private Equity Investments are concentrated in equity positions (common or preferred). Other investments may include private or publicly traded debt of private entities (senior debt, mezzanine or other debt), and distressed debt of private entities or Public Issuers and venture capital investments. Private Equity Investments include direct investments in entities as well as indirect investments through investment funds focused on Private Equity Investments, as well as direct co-investments in entities in conjunction with such investment funds.

Real Estate Investments – Consist of investments in real estate properties and development projects and related assets. Real Estate Investments generate stable, long-term cash flow in the form of leasing income which can be increased over time using active property management, and generate income from the sale of properties. Real Estate Investments are primarily in the form of direct property ownership alone or in partnership with an operating partner of office, multi-family, retirement, seniors, industrial, retail, hotel and mixed-use real properties and can include securities of Public Issuers in real estate businesses. Real Estate Investments also include real estate debt instruments as well as indirect investments in real estate through investment funds, and club deals relating to real estate.

Short Selling (and related terms) – Refer to a technique used by investors who try to profit from the expected falling price of a publicly traded security and consists of the sale of securities not owned by the seller. If a short sale is successful, the profit is the difference between the price at which the security was sold and the cost to buy it to cover the short position, less transaction costs.

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Statement of investment policies, standards and procedures for assets managed by the Public Sector Pension Investment Board
APPENDIX “C”
Reference Portfolio

The Reference Portfolio is a portfolio that could be passively managed, is investable, and is composed of asset class benchmarks. It is used to determine the funding risk tolerance for the Plans. The Treasury Board of Canada Secretariat, with the help of the Asset-Liability Committee, determines the composition of the Reference Portfolio so that its pension funding risk, as determined through Asset-Liability Modelling (ALM), reflects the government’s risk tolerance for the Plans. The Reference Portfolio is communicated annually by the Treasury Board of Canada Secretariat on behalf of the President of Treasury Board to PSP through a letter.

The Reference Portfolio that was communicated in Fiscal Year 2023 is as follows:

Table 2

Asset Class	Long-Term Target Weight (%)
Equity	59
• Canadian Equities	• 13
• U.S. Equities	• 19
• International Equities	• 27
Government Fixed Income	41
• Cash	• 2
• Canadian Government Fixed Income	• 29
• World Government Bonds	• 5
• Indexed-Linked Bonds	• 5

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